    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 3, 1996

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                      PLANET HOLLYWOOD INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its charter)

              DELAWARE                              5812                             59-3283783
  (State or other jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
   incorporation or organization)          Classification Number)              Identification Number)

                              7380 SAND LAKE ROAD
                                   SUITE 650
                               ORLANDO, FL 32819
                                 (407) 363-7827
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                                MR. ROBERT EARL
                            CHIEF EXECUTIVE OFFICER
                      PLANET HOLLYWOOD INTERNATIONAL, INC.
                              7380 SAND LAKE ROAD
                                   SUITE 650
                               ORLANDO, FL 32819
                                 (407) 363-7827
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   Copies to:

                            KRIS F. HEINZELMAN, ESQ.
                            CRAVATH, SWAINE & MOORE
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                                           PROPOSED         PROPOSED
                                                           AMOUNT           MAXIMUM          MAXIMUM
                TITLE OF EACH CLASS OF                      TO BE       OFFERING PRICE      AGGREGATE        AMOUNT OF
             SECURITIES TO BE REGISTERED                 REGISTERED      PER SHARE(1)   OFFERING PRICE(1) REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, $.01 par value..................     1,768,165       $27.9375        $49,398,110        $14,969
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee, based upon the average of the high and low prices per share of Planet Hollywood International, Inc. Class A Common Stock, par value, $.01 per share, on October 1, 1996, as reported on the Nasdaq Stock Market's National Market.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      PLANET HOLLYWOOD INTERNATIONAL, INC.

                             CROSS REFERENCE SHEET
                     Pursuant to Item 501 of Regulation S-K

                       FORM S-1                                LOCATION OR HEADING
                ITEM NUMBER AND CAPTION                         IN THE PROSPECTUS
      -------------------------------------------  -------------------------------------------
  1.  Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus...  Outside Front Cover
  2.  Inside Front and Outside Back Cover Pages
        of Prospectus............................  Inside Front Cover; Outside Back Cover;
                                                     Available Information
  3.  Summary Information, Risk Factors and Ratio
        of Earnings to Fixed Charges.............  Prospectus Summary; Risk Factors
  4.  Use of Proceeds............................  Prospectus Summary; Use Of Proceeds
  5.  Determination of Offering Price............  Outside Front Cover; Plan of Distribution
  6.  Dilution...................................  Not applicable
  7.  Selling Security Holders...................  Selling Stockholders
  8.  Plan of Distribution.......................  Outside Front Cover; Plan of Distribution
  9.  Description of Securities to be
        Registered...............................  Outside Front Cover; Description of Capital
                                                     Stock
 10.  Interests of Named Experts and Counsel.....  Legal Matters; Experts
 11.  Information with Respect to the
        Registrant...............................  Outside Front Cover; Prospectus Summary;
                                                     Risk Factors; Capitalization; Selected
                                                     Consolidated Financial Data; Management's
                                                     Discussion and Analysis of Financial
                                                     Condition and Results of Operations;
                                                     Business; Management; Principal
                                                     Stockholders; Selling Stockholders;
                                                     Certain Transactions; Description of
                                                     Capital Stock; Shares Eligible for Future
                                                     Sale; Consolidated Financial Statements
 12.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities..............................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED OCTOBER 3, 1996

PROSPECTUS

                                1,768,165 SHARES

                             PLANET HOLLYWOOD LOGO
                              CLASS A COMMON STOCK

     This Prospectus relates to the offer and sale from time to time by the persons listed under "Selling Stockholders" (collectively, the "Selling Stockholders") of up to a total of 1,768,165 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of Planet Hollywood International, Inc. (the "Company"), which are held by, or issuable upon exercise of warrants to, such Selling Stockholders. Such shares may be offered in amounts, at prices and on terms to be determined at the time of sale. See "Plan of Distribution." The Company will not receive any of the proceeds from the sale of such shares.

     The Class A Common Stock is quoted on The Nasdaq Stock Market's National Market under the symbol "PHII." The closing price of the Class A Common Stock on the National Market on October 1, 1996 was $27.875.

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK.

                         ------------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        ------------------------------

     The shares of Class A Common Stock to which this Prospectus relates may be offered and sold from time to time by the Selling Stockholders to or through one or more brokers, dealers or agents or directly to purchasers. See "Plan of Distribution."

                                OCTOBER   , 1996

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Class A Common Stock is quoted on the Nasdaq National Market and reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. This Prospectus does not contain all the information set forth in the Registration Statement of which this Prospectus forms a part, or any amendments thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document are summaries of the material terms of such contract, agreement or document. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement (including the exhibits and schedules thereto) filed with the Commission by the Company may be inspected and copied (as prescribed rates) at the public reference facilities maintained by the Commission at its principal office in Washington, D.C. and at its regional offices in New York, New York and in Chicago, Illinois. The Commission also maintains a Web site at http://www.sec.gov that contains the Registration Statement (including certain exhibits and the schedules thereto).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this Prospectus. Unless the context otherwise indicates, the "Company" refers to Planet Hollywood International, Inc. and its consolidated subsidiaries for the period subsequent to January 1, 1995 and to Planet Hollywood, Inc., Planet Hollywood, Ltd. and combined entities (collectively, the "Predecessors") for all periods prior to January 1, 1995. References to a fiscal year refer in each case to the year ended December 31, except that references to fiscal 1994 refer to the fiscal year ended January 1, 1995. "Planet Hollywood" and "Official All Star Cafe" are trademarks of the Company and "Marvel" and "Marvel Mania" are trademarks of Marvel Entertainment Group, Inc.

                                  THE COMPANY

     The Company is a creator and worldwide developer of consumer brands, most notably Planet Hollywood, that capitalize on the universal appeal of movies, sports and other entertainment-based themes. To date, the Company has promoted its brands primarily through the operation of theme restaurants, which provide a unique dining and entertainment experience in a high-energy environment, and their integrated retail stores, which offer a broad selection of premium-quality merchandise displaying the Company's logos. Since the Company commenced operations in October 1991, the Planet Hollywood name and distinctive logo design have become among the most widely-recognized trademarks in the world and the Planet Hollywood concept has grown to 30 Company-owned and 12 franchised units located in 15 countries throughout North America, Europe and Asia. In fiscal 1995, the Company had total revenues of approximately $270.6 million and net income of approximately $20.7 million.

     In addition to Planet Hollywood, the Company has recently created and is continuing to develop such consumer brand concepts as Official All Star Cafe, a sports-themed restaurant-merchandise store, and Marvel Mania, a comic book-themed restaurant-merchandise store. The first Official All Star Cafe opened in New York City in December 1995 and a second unit opened in Cancun, Mexico in January 1996. The first Marvel Mania unit is expected to open in the second half of 1996 at the Universal Studios theme park in Los Angeles. The Company currently expects that, together with its franchisees and licensees, by the end of 1996 it will have a total of 54 restaurant-merchandise stores located in 20 countries, including 48 Planet Hollywood units, five Official All Star Cafe units and the first Marvel Mania unit.

     A distinguishing feature of the Company's Planet Hollywood operations is the active involvement of some of the world's most famous movie stars, including Arnold Schwarzenegger, Sylvester Stallone, Bruce Willis, Demi Moore and Whoopi Goldberg, all of whom are stockholders of the Company. These celebrities and others frequently attend the grand openings of new Planet Hollywood units as well as other special events at the units, thereby generating significant media attention and publicity for the Planet Hollywood brand. Moreover, as a result of the popularity and high visibility of the Planet Hollywood units, the motion picture community frequently uses the units as sites for well-publicized movie promotions and other celebrity-sponsored events. The Company has extended its celebrity-ownership feature to its Official All Star Cafe concept, which benefits from the active involvement and promotional support of such famous sports stars as Andre Agassi, Wayne Gretzky, Ken Griffey, Jr., Joe Montana, Shaquille O'Neal and Monica Seles, all of whom are stockholders of the Company.

     The Company's units generally range in size from approximately 12,000 to 36,000 square feet and in seating capacity from 230 to 600 persons. The units offer high-quality, popular cuisine, attentive service and an atmosphere of excitement created by combining unique layouts and decor with custom-designed videos and audio soundtracks. Each unit prominently displays authentic memorabilia associated with its theme, including costumes and props from popular movies (in the case of Planet Hollywood units) and celebrity-owned uniforms and athletic equipment (in the case of Official All Star Cafe units). The Company typically locates its units at high profile sites in major tourist markets, such as Walt Disney World in Orlando, Caesar's World Forum Shops in Las Vegas, Piccadilly Circus in London and the Champs Elysees in Paris. During fiscal 1995, the 14 Company-owned Planet Hollywood units that were open for the full fiscal year generated average per unit revenues of approximately $14.3 million and average sales per square foot of approximately $840.

     Each unit's retail store offers premium-quality fashion merchandise, such as jackets, T-shirts, sweatshirts and hats, as well as other souvenir items. The Official All Star Cafe units also offer athletic apparel for several different sports, such as tennis, basketball and baseball, as well as duffle bags and equipment bags, all of which incorporate an "Official All Star Cafe" team theme. All merchandise, which currently can be purchased only at the units, prominently displays that unit's colorful and distinctive trademark and logo design and typically the name of the city in which the unit is located, which enhances the collectible nature of the items. The Company's merchandise sales yield higher operating margins than do its food and beverage sales and provide additional off-site promotion for the Company's brands. For fiscal 1995, merchandise sales accounted for approximately 39.3% of the Company's total revenues from Company-owned units.

     Marvel Mania, the Company's third theme restaurant-merchandise store concept, will feature the action heroes, storylines and art motifs of Marvel comics. Each unit will have a multi-media entertainment environment, creating the experience of entering into the "Marvel Universe" and participating in the story and action of a Marvel comic book, and will offer exclusive lines of Marvel Mania merchandise displaying such licensed Marvel characters as "Spiderman," "X-Men" and "The Fantastic Four." The units will be operated through a joint venture between the Company and Marvel Entertainment Group, Inc. ("Marvel"). Marvel has agreed to provide $36 million of financing for the development and construction of the initial Marvel Mania units.

     The Company's objectives are to enhance and expand the applications of its existing brands and to create, develop and promote new brands both within and outside the theme restaurant industry. Its primary strategy in pursuing these objectives is to increase the number and geographic diversity of its units to generate even greater consumer enthusiasm for its existing brands. The Company believes there are significant opportunities for additional Planet Hollywood units, particularly in international tourist markets where the recognition of U.S. brands and the appeal of filmed entertainment are high. Similarly, the Company regards most North American cities with major sports franchises as attractive potential locations for Official All Star Cafe units and intends to capitalize on the worldwide popularity of sports through the development of Official All Star Cafe units abroad with the support of local as well as international sports personalities. In addition, the Company intends to seek joint venture and licensing arrangements that will capitalize on the public awareness and cachet of its brands through a variety of entertainment and leisure time vehicles. The Company continuously evaluates new themes for brand marketing and will seek to launch and promote those it considers viable through new restaurant-merchandise store concepts or, if appropriate, other avenues.

     The Company's principal executive offices are located at 7380 Sand Lake Road, Suite 650, Orlando, Florida 32819, and its telephone number is (407) 363-7827.

                              RECENT DEVELOPMENTS

     On April 18, 1996, an aggregate 12,406,452 shares of Class A Common Stock were sold by the Company and certain stockholders in underwritten public offerings of such shares within and outside the United States (the "Initial Public Offerings"). Since the closing of the Initial Public Offerings, 12 additional Planet Hollywood units were opened (including five Company-owned units and seven franchised units). The Company acquired all the minority interests in the Company's subsidiaries ("PH Washington" and "PH Maui") that operate the Planet Hollywood units in Washington D.C. and Maui, Hawaii, respectively, in exchange for 526,113 shares of Class A Common Stock (the "Washington/Maui Exchange"). In addition, the Company acquired all the minority interests in the Company's subsidiary ("PH New York") that operates the Planet Hollywood unit in New York in exchange for 277,778 shares of Class A Common Stock (the "New York Exchange"), and also acquired all the remaining minority interests in the Company's subsidiary ("PH London") that operates the Planet Hollywood unit in London in exchange for 71,389 shares of Class A Common Stock (the "Supplemental London Exchange").

     In June 1996, the Company entered into an agreement with ITT Sheraton Corporation to form a joint venture to construct, develop, manage and operate Planet Hollywood themed casino resort hotels in Las Vegas, Nevada and Atlantic City, New Jersey, among other projects. Pursuant to the agreement, the

Company will grant ITT a warrant to purchase 5.6 million shares of the Company's Class A Common Stock over five years beginning June 1996, at an exercise price of $25.00 per share. The warrant will be exercisable when the price of the Company's Class A Common Stock equals or exceeds $31.25 and following the opening of the resort casino hotel to be developed under the joint venture in Las Vegas.

                                  THE OFFERING

Class A Common Stock to be sold by
  Selling Stockholders(a):..............    1,768,165 shares
Common Stock to be outstanding after the
  Offering:
     Class A............................    95,972,565 shares(b)
     Class B............................    11,545,706 shares(c)
          Total.........................    107,518,271 shares
Use of Proceeds.........................    The Company will not receive any proceeds from
                                            the sale of Class A Common Stock by the Selling
                                            Stockholders.
Nasdaq National Market Symbol...........    PHII

---------------

Footnotes:

(a) The shares of Class A Common Stock that may be offered and sold by the Selling Stockholders in the Offering have been issued upon the exercise of warrants to purchase Class A Common Stock or are issuable upon exercise of outstanding warrants to purchase Class A Common Stock. Those warrants, together with warrants to purchase an aggregate 788,219 shares of Class A Common Stock which were exercised immediately prior to the Initial Public Offerings (collectively, the "Warrants"), were issued in August 1995 to certain institutional investors in connection with their purchase of the Company's 10% Senior Subordinated Notes Due 2000 (the "Senior Subordinated Notes"), which were repaid in full with a portion of the proceeds of the Initial Public Offerings.

(b) Excludes 5,710,243 shares issuable upon exercise of outstanding options. See "Management -- Stock Incentive Plans." Includes 1,768,165 shares that may be offered and sold in the Offering, 277,778 shares that were issued in the New York Exchange, 71,389 shares that were issued in the Supplemental London Exchange, 526,113 shares that were issued in the Washington/Maui Exchange and 12,406,452 shares that were issued by the Company in April 1996 in the Initial Public Offerings. Also includes 833,333 shares that were issued concurrently with the consummation of the Initial Public Offerings in exchange for certain outstanding minority interests in PH London (the "London Exchange") and, together with the New York Exchange, the Supplemental London Exchange and the Washington/Maui Exchange, the "Exchange Offers"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(c) The Class B Common Stock was issued concurrently with the consummation of the Initial Public Offerings in exchange for outstanding minority interests in All Star Cafe, Inc. ("All Star"). Prior thereto, the minority interests in All Star were owned by Robert Earl (the Chief Executive Officer of the Company), a trust for the benefit of his children and certain sports celebrities. See "Certain Transactions." Upon consummation of this exchange (the "All Star Exchange"), All Star became a wholly owned subsidiary of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Class B Common Stock does not have any voting rights but is otherwise identical to the Class A Common Stock and will be convertible into shares of Class A Common Stock on a one-for-one basis after a period of time. See "Description of Capital Stock -- Common Stock." The All Star Exchange, the London Exchange, the Washington/Maui Exchange, the New York Exchange and the Supplemental London Exchange are sometimes collectively referred to in this Prospectus as the "Minority Interest Exchanges."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                          THE COMPANY
                                                                                 ------------------------------
                                                 THE PREDECESSORS(a)                             SIX MONTH
                                        --------------------------------------                 PERIODS ENDED
                                                            FISCAL(b)                       -------------------
                                        -------------------------------------------------   JULY 2,    JUNE 30,
                                         1991      1992      1993       1994       1995       1995       1996
                                        -------   -------   -------   --------   --------   --------   --------
STATEMENTS OF OPERATIONS DATA:
Total revenues(c).....................  $ 3,494   $20,441   $30,677   $125,932   $270,606   $117,549   $162,391
Costs and expenses(c).................    9,807    25,078    36,301    130,847    234,658     99,950    134,242
                                        -------   -------   -------   --------   --------   --------   --------
Income (loss) from operations.........   (6,313)   (4,637)   (5,624)    (4,915)    35,948     17,599     28,149
Interest income (expense), net........      (69)     (273)      142     (4,054)   (11,229)    (3,131)    (4,291)
Other income..........................       --        --        --         --        611         --         --
Minority interests....................    1,979       395       223       (299)    (3,728)    (1,746)    (1,036)
Provision for income taxes(d).........       --        --        --         --       (875)        --     (8,330)
                                        -------   -------   -------   --------   --------   --------   --------
Income before extraordinary item......   (4,403)   (4,515)   (5,259)    (9,268)    20,727     12,722     14,492
Extraordinary item(e).................       --        --        --         --         --         --    (10,421)
                                        -------   -------   -------   --------   --------   --------   --------
         Net income (loss)............  $(4,403)  $(4,515)  $(5,259)  $ (9,268)  $ 20,727   $ 12,722   $  4,071
                                        ========  ========  ========  =========  =========  =========  =========
Earnings per share(f):
  Income before extraordinary item....                                           $    .24   $    .15   $    .15
  Extraordinary item..................                                                 --         --       (.11)
  Net income..........................                                                .24        .15        .04
Weighted average number of shares
  outstanding (in thousands)..........                                             87,111     87,111     96,034
Pro forma income before extraordinary
  item(g).............................                                           $ 20,476              $ 14,905
Pro forma income before extraordinary
  item per share(g)...................                                           $    .20              $    .14
Weighted average number of pro forma
  shares outstanding (in thousands)...                                            100,365               104,174
Supplemental pro forma income before
  extraordinary item(h)...............                                           $ 26,964              $ 18,047
Supplemental pro forma income per
  share before extraordinary
  item(h).............................                                           $    .26              $    .17
Weighted average number of
  supplemental pro forma shares
  outstanding (in thousands)..........                                            103,319               107,346
OTHER DATA:
Capital expenditures(i)...............  $10,532   $ 3,203   $29,345   $ 52,131   $ 80,291   $ 30,647   $ 39,081
Depreciation and amortization.........      508     3,078     2,818     16,231     22,182     10,094     13,895
Units open at period end(c)(j):
  Company-owned.......................        1         1         4         15         23         19         28
  Franchised..........................        0         2         3          3          6          4          9
                                        -------   -------   -------   --------   --------   --------   --------
         Total........................        1         3         7         18         29         23         37
Merchandise revenues as a percentage
  of total revenues from Company-owned
  units...............................     40.1%     30.8%     33.4%      34.8%      39.3%      39.9%      36.9%

                                             JUNE 30,
                                               1996
                                             --------
BALANCE SHEET DATA:
Working capital......................        $ 66,348
Total assets.........................         346,684
Long-term debt.......................           1,068
Stockholders' equity.................         276,391

---------------

(Footnotes appear on the following page)

Footnotes:

(a) From inception until October 21, 1991, the business of the Company was conducted by a corporation that was founded and majority-owned by Keith Barish (Chairman of the Board of Directors of the Company), and Robert Earl. On October 21, 1991, the minority investor's interest was redeemed and the corporation was merged into Planet Hollywood, Inc. ("PHI"), a corporation wholly owned by Messrs. Barish and Earl. Shortly thereafter, PHI opened the first Planet Hollywood unit in New York City and a 1% minority interest in PHI was issued to an unrelated party. In June 1993, PHI transferred substantially all its assets and liabilities to Planet Hollywood, Ltd. ("PHL"), a limited partnership, in exchange for the sole general partnership interest, and Planet Hollywood Investments, Ltd. ("PHIL," a wholly owned subsidiary of PHH, an entity 50% owned by Mr. Ong Beng Seng (a director of the Company) and 50% owned by Hotel Properties Limited ("HPL"), a public company of which Mr. Ong is the largest stockholder), purchased the sole limited partnership interest for cash. Commencing in fiscal 1991, participation interests in the Predecessors were issued to certain celebrities and others. In a series of transactions effective January 1, 1995 (the "January 1995 Reorganization"), PHI was merged into Planet Hollywood International, Inc. ("PHII") in exchange for voting common stock of PHII, PHIL transferred to PHII its limited partnership interest in PHL and caused its parent company to transfer to PHII a 50% interest in Planet Hollywood (Asia) Pte. Ltd. ("PH Asia") in exchange for voting common stock of PHII, and the holders of the participation interests in the Predecessors transferred such interests to PHII in exchange for non-voting common stock of PHII, which was reclassified as voting Class A Common Stock immediately prior to the effectiveness of the Registration Statement for the Company's initial public offering of its Class A Common Stock. As a result, PHII succeeded to all the assets, liabilities and operations of the Predecessors.

(b) At the beginning of fiscal 1994, the Company changed its accounting period from a calendar year ending December 31 to a 52-53 week fiscal year ending on the Sunday nearest December 31 of each year.

(c) At December 31, 1993, the Company owned a 47.5% equity interest in PH London. Prior to fiscal 1994, the Company's investment was accounted for under the equity method of accounting and in fiscal 1993, the Company recorded $198,000 of equity in the loss incurred by PH London. Effective January 1, 1994, the Company increased its equity interest in PH London to over 50%. As a result, the operations of PH London are consolidated in the Company's results for fiscal 1994 and 1995. In fiscal 1995, the Company recorded $848,000 of equity in the income of two unconsolidated affiliates, PH Asia and ECE, S.A. de C.V. ("ECE"), a Mexican company that owns the Planet Hollywood franchised unit in Cancun. See Note 4 to the Consolidated Financial Statements of the Company.

(d) See Note 10 to the Consolidated Financial Statements of the Company.

(e) As a result of the prepayment of the Senior Subordinated Notes, the Company recorded an extraordinary charge of approximately $10.0 million, net of taxes, reflecting the difference between the face amount of the Senior Subordinated Notes and the carrying value thereof on the Company's balance sheet on the date of prepayment, as well as the write-off of related debt issue costs.

(f) See Note 1 to the Consolidated Financial Statements of the Company.

(g) Pro forma net income and pro forma net income per share give effect to the acquisition of the entire equity interest in All Star and the acquisition of all the minority interests in PH London, PH Washington, PH Maui and PH New York as if they occurred at the beginning of the fiscal year. See the Unaudited Pro Forma Financial Information following the Consolidated Financial Statements of the Company.

(h) Supplemental pro forma income before extraordinary item and supplemental pro forma income per share before extraordinary item give effect to (i) the acquisition of the entire equity interest in All Star and the acquisition of all the minority interests in PH London, PH Washington, PH Maui and PH New York and (ii) the prepayment of certain indebtedness by application of a portion of the net proceeds from the Initial Public Offerings, as if all such transactions had occurred at the beginning of the fiscal year. See the Unaudited Pro Forma Financial Information following the Consolidated Financial Statements of the Company.

(i) Excludes pre-opening expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(j) Company-owned units are those operated by entities that are wholly-owned or majority-owned by the Company. The operating results of such entities are consolidated in the Company's results. Franchised units are those operated by independent franchisees or by joint ventures that are accounted for under the equity method of accounting. In fiscal 1994, the Planet Hollywood unit in London, which had been a franchised unit, became a Company-owned unit. The Planet Hollywood unit in Cancun was a franchised unit until fiscal 1994, when it was acquired by the Company. In fiscal 1995, the Cancun unit was sold to ECE, and accordingly, it is accounted for as a franchised unit at the end of fiscal 1995. See "Business -- Unit Locations and Expansion."

                                  RISK FACTORS

     Prospective investors should carefully review the information set forth below prior to making an investment in the Class A Common Stock.

RECENT RAPID GROWTH; ABILITY TO IMPLEMENT AND MANAGE GROWTH STRATEGY

     Although the Company has experienced significant growth in a relatively short period of time and intends to continue to grow rapidly, the Company's revenues will likely not continue to grow at the same rate in the future as they have in the past. Implementation of the Company's growth strategy may impose significant strain on the Company's management, operating systems and financial resources. Failure by the Company to manage its growth, or unexpected difficulties encountered during expansion, could have a material adverse impact on the Company's results of operations or financial condition.

     The Company's ability to open and operate profitably new Company-owned units depends upon a number of factors, including (i) identifying and obtaining attractive sites for new units, (ii) generating sufficient funds from existing operations or obtaining third-party financing to open and develop new units,
(iii) the Company's executive management team and its financial and accounting controls and (iv) staffing, training and retaining skilled on-site management personnel. Certain of these factors are beyond the Company's control and may be affected by the economy or actions taken by competing companies. The Company believes that few, if any, metropolitan centers can accommodate more than one of each of its theme-based units without potentially diluting the impact of the related brand in that area. Moreover, the number of potential worldwide metropolitan markets that meet the Company's demographic and other criteria for developing new units is limited.

     The Company's current operations depend significantly on the strength of the Company's trademarks, and its expansion depends on the Company's ability to extend the applications of its existing brands and to create and promote new brands. The participation of celebrities is a key element in the Company's business strategy. Celebrity stockholders have promoted the Company's business since its inception, and their involvement and patronage has contributed substantially to the image of the Company and the cachet associated with its brands and units. Although the Company's existing celebrity stockholders have agreed to continue to promote its business, there can be no assurance that movie, sports or other celebrities will continue to promote the Company and its brands or patronize the Company's units.

LIMITED OPERATING HISTORY; OPERATING LOSSES

     The Company has a limited operating history and experienced significant operating losses from its inception until fiscal 1995, the first year it recorded net income. In addition, the Company's profitability could be materially and adversely impacted if any one or more of its larger units were to experience poor operating results. In fiscal 1995, the Company's four highest grossing units accounted for approximately 43.8 % of the Company's total revenues. The Company's ability to achieve and maintain profitability is dependent on the ability of its existing units to generate sufficient operating cash flow to fund future expansion. There can be no assurance that the Company's results of operations will continue to improve or that its business strategy will be successful.

DEPENDENCE ON KEY EXECUTIVES

     The Company's success depends to a significant extent upon the contributions of its two senior executives, Keith Barish, Chairman of the Board, and Robert Earl, Chief Executive Officer, who are also the founding and principal stockholders of the Company. There can be no assurance that the Company would be able to attract or retain a suitable successor in the event of the loss of the services of either Mr. Barish or Mr. Earl, which loss could have a material adverse effect upon the Company. In addition, pursuant to certain of the Company's key contractual arrangements, including its joint venture agreement with Marvel and the lease for the Planet Hollywood unit in Orlando, Florida, upon the death, physical or mental incapacitation or retirement of Mr. Earl, the Company may lose certain of the substantial benefits that have contributed to the Company's success or that are expected to contribute to any future growth of the Company. See "Business --

Unit Locations and Expansion" and " -- Marvel Mania." The Company has obtained a $25 million key man life insurance policy covering Mr. Earl, but there can be no assurance that the coverage provided by such policy will be sufficient to compensate the Company for the loss of Mr. Earl's services. The Company's future success will depend, in part, on its continuing ability to attract, retain and motivate qualified personnel. The Company is party to employment agreements with Mr. Barish and Mr. Earl that expire in January 1997 and in December 2001, respectively. See "Management."

RISK OF NEW RESTAURANT-MERCHANDISE STORE CONCEPTS

     The Company's two new restaurant-merchandise store concepts, Official All Star Cafe and Marvel Mania, are unproven. The two existing Official All Star Cafe units have a limited operating history and the results to date are preliminary and not necessarily indicative of future results. The first Marvel Mania unit is expected to open during the second half of 1996. There can be no assurance that either of these restaurant-merchandise store concepts, or any future concepts developed by the Company, will be successful or will contribute to the Company's profitability.

INDUSTRY CONDITIONS AND COMPETITION

     The restaurant and retail merchandising industries are affected by changes in consumer tastes and by international, national, regional and local economic conditions and demographic trends. Discretionary spending priorities, traffic patterns, tourist travel, weather conditions, employee availability and the type, number and location of competing restaurants also directly affect the performance of the Company's units. Changes in any of these factors in the markets where the Company currently operates units could adversely affect the Company's results of operations. Moreover, the theme restaurant industry is relatively young, is particularly dependent on tourism and has seen the emergence of a number of new competitors.

     The restaurant and retail merchandising industries are highly competitive based on the type, quality and selection of the food or merchandise offered, price, service, location and other factors. Many well-established companies with greater financial, marketing and other resources and longer operating histories than the Company compete with the Company in many markets. In addition, some competitors have design and operating concepts similar to those of the Company. There can be no assurance that the Company will be able to respond to various competitive factors affecting the restaurant and retail industries.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     The Company currently owns units in London, Paris, Tel Aviv, Helsinki, Berlin and Oberhausen and has franchised 12 units outside the United States. In fiscal 1995, revenues from foreign units, including franchise fees and royalties, constituted approximately 15% of the Company's total revenues. The Company also realizes income from foreign units in which it owns a minority interest. Foreign operations present risks that are different than those encountered in the United States, such as potential political, social and economic instability. In addition, the Company's international operations expose it to fluctuations between the U.S. dollar, which is the reporting currency in the Company's financial statements, and the local currencies in which units outside the United States transact business. The Company has not historically engaged in any significant hedging activities with respect to its non-U.S. dollar operations. There can be no assurance that the Company will not experience adverse results in its foreign operations or that significant currency fluctuations will not adversely affect the Company's reported results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

RELATED PARTY TRANSACTIONS

     In the past, the Company has entered into business transactions with certain of its principal stockholders and may continue to enter into such transactions in the future. The Company has no current plans to do so and its policy is not to enter into transactions with related persons unless the terms thereof are at least as favorable to the Company as those that could be obtained from unaffiliated third parties and are approved by a majority of disinterested directors. See "Certain Transactions."

SEASONALITY; FLUCTUATIONS IN QUARTERLY RESULTS OF OPERATIONS

     The Company's revenues have been seasonal due to the greater number of tourists who patronize the Company's units during the summer and year-end holiday seasons. Although units in certain locations are affected by different seasonal influences, the Company has historically experienced its strongest operating results from June through August. As the Company enters new markets and develops new concepts, quarterly results may fluctuate more significantly. Moreover, as a result of the substantial revenues associated with each new Company-owned unit and the recognition of franchise fees, the timing of new unit openings may result in significant fluctuations in quarterly results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonal and Quarterly Comparisons."

CONTROL BY PRINCIPAL STOCKHOLDERS

     Keith Barish, Robert Earl and Planet Hollywood Holdings Pte. Ltd. ("PHH," a Singapore corporation that is 50% owned by Mr. Ong Beng Seng, a director of the Company, and 50% owned by Hotel Properties Limited ("HPL"), a public company of which Mr. Ong is the largest stockholder), collectively beneficially own approximately 69.8% of the outstanding Class A Common Stock (including 1,768,165 shares of Class A Common Stock which may be offered and sold in the Offering). In addition, Mr. Earl and a trust for the benefit of his children own an aggregate of 6,833,173 shares of non-voting Class B Common Stock which, after a period of time, will be convertible into shares of Class A Common Stock on a one-for-one basis. As a result, until there is a substantial decrease in the percentage of the outstanding shares of Class A Common Stock held by such stockholders, they will continue to have significant influence over the affairs of the Company and, if they choose to act together, will be able to elect all the members of the Board of Directors of the Company and influence significantly the approval of important corporate transactions and other matters requiring stockholder approval without the approval of minority stockholders. See "Principal and Selling Stockholders" and "Description of Capital Stock -- Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     The Company has outstanding 107,518,271 shares of Common Stock, including 14,115,065 shares of Class A Common Stock that were issued in the Initial Public Offerings and the Exchange Offers, 11,545,706 shares of Class B Common Stock that were issued in the All Star Exchange and 1,768,165 shares of Class A Common Stock which may be offered and sold in the Offering. In addition, the Company has outstanding options to purchase up to (i) 3,072,747 shares of Class A Common Stock at an exercise price of $7.88 per share, (ii) 831,996 shares of Class A Common Stock at an exercise price of $14.00 per share, (iii) 543,000 shares of Class A Common Stock at an exercise price of $15.00 per share, (iv) 782,500 shares of Class A Common Stock at an exercise price of $22.63 per share and (v) 480,000 shares of Class A Common Stock at an exercise price of $24.00 per share. See "Management -- Share Incentive Plans." All the shares of Class A Common Stock that were issued in the Initial Public Offerings, the Washington/Maui Exchange, the New York Exchange and the Supplemental London Exchange (13,281,732 shares) are freely tradeable and, upon the effectiveness of the Registration Statement of which this Prospectus forms a part, the 1,768,165 shares of Class A Common Stock which may be offered and sold in the Offering will be freely tradeable. The remaining shares of Class A Common Stock (including the shares that were issued in the London Exchange) and all the shares of Class B Common Stock (collectively, 94,236,524 shares of Common Stock), representing 87.6% of the outstanding Common Stock, are deemed "restricted securities" under the Securities Act of 1933 (the "Securities Act") and, as such, are subject to restrictions on the timing, manner and volume of sales of such shares. Certain holders of those shares have the right to request the registration of their shares under the Securities Act, which, upon the effectiveness of such registration, would permit the free transferability of such shares. See "Shares Eligible for Future Sale -- Registration Rights."

     No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Class A Common Stock prevailing from time to time. Sales of substantial amounts of Class A Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

GOVERNMENT REGULATION

     The restaurant industry and, to a lesser extent, the retail merchandising industry, are subject to numerous federal, foreign, state and local government regulations, including those relating to the preparation and sale of food, the sale of alcoholic beverages, sanitation and building and zoning requirements. The Company is subject to regulation by federal, foreign, state and local environmental protection agencies and to laws and regulations governing its relationship with employees, including minimum wage requirements, unemployment, overtime, workers' compensation, working and safety conditions and citizenship requirements. An increase in the minimum wage, employee benefit costs, workers' compensation insurance rates or other costs associated with employees could substantially increase the Company's labor costs. Additionally, the Company may be subject in certain states to "dram-shop" statutes, which generally provide a person who is injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. All these regulations impact not only the Company's current operations, but also the ability of the Company to open new units. See
"Business -- Government Regulation."

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Restated Certificate of Incorporation (the "Restated Certificate") and Bylaws contain certain provisions that may discourage other persons from attempting to acquire control of the Company. These provisions include, but are not limited to, a staggered Board of Directors, the authorization of the Board to issue shares of undesignated preferred stock in one or more series without the specific approval of the holders of Common Stock, the establishment of advance notice requirements for director nominations and actions to be taken at annual meetings and the requirement that two-thirds of the stockholder votes are required to approve any change to the Bylaws or certain provisions of the Restated Certificate. In addition, the Restated Certificate and the Bylaws permit special meetings of the stockholders to be called only by the Company's Chief Executive Officer or upon the request of a majority of the Board of Directors, and deny stockholders the ability to call such meetings. Such provisions, as well as the provisions of Section 203 of the Delaware General Corporation Law (to which the Company is subject), could impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company. In certain circumstances, the fact that corporate devices are in place that will inhibit or discourage takeover attempts could reduce the market value of the Class A Common Stock. See "Description of Capital Stock -- Certain Anti-Takeover Matters."

DIVIDENDS

     The Company does not anticipate paying any cash dividends on its shares of Class A Common Stock in the foreseeable future. See "Dividend Policy."

                      PRICE RANGE OF CLASS A COMMON STOCK

     The Company's Class A Common Stock has traded on the Nasdaq National Market since April 19, 1996. On October 1, 1996, the last sale price of the Class A Common Stock was $27.875 per share. On October 1, 1996, there were 1,780 shareholders of record of the Company's Class A Common Stock. The following table sets forth the range of high and low sale prices for the Class A Common Stock, as reported on the Nasdaq National Market, for the period from April 19, 1996, the date of the Initial Public Offerings, through October 1, 1996:

                                                                        HIGH         LOW
                                                                      --------     -------
    Period from April 19, 1996 to October 1, 1996...................   $32.125     $ 18.00(a)

---------------

(a) Represents the initial public offering price.

                                USE OF PROCEEDS

     All the shares of Class A Common Stock offered hereby are being offered for sale by the Selling Stockholders. The Company will not receive any proceeds from the sale of such shares. See "Plan of Distribution."

                                DIVIDEND POLICY

     The Company does not anticipate paying any cash dividends in the foreseeable future, and intends to retain its available cash to finance the development and growth of its business. Any future dividend policy will be determined by the Company's Board of Directors based upon conditions then existing, including the Company's earnings, financial condition and capital requirements, as well as such economic conditions, tax implications and other factors as the Board of Directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of June 30, 1996.

                                                                               JUNE 30, 1996 (IN
                                                                                THOUSANDS EXCEPT
                                                                                  SHARE DATA)
                                                                               ------------------
Current portion of long-term debt..........................................         $     30
                                                                                    ========
Long-term debt, excluding current portion:
  Credit Agreement(a)......................................................         $     --
  Equipment notes payable..................................................            1,068
                                                                                    --------
          Total long-term debt, excluding current portion..................            1,068
Stockholders' equity(b):
  Preferred stock, $.01 par value; 25,000,000 shares authorized; none
     issued................................................................               --
  Class A Common Stock, $.01 par value; 250,000,000 shares authorized;
     94,215,057 shares issued and outstanding..............................              942
  Class B Common Stock, $.01 par value; 25,000,000 shares authorized;
     11,545,706 issued and outstanding.....................................              115
  Capital in excess of par value...........................................          251,603
  Deferred compensation....................................................             (647)
  Retained earnings........................................................           24,798
  Cumulative currency translation adjustment...............................             (420)
                                                                                    --------
          Total stockholders' equity.......................................          276,391
                                                                                    --------
               Total capitalization........................................         $277,459
                                                                                    ========

---------------

(a) The Company has an unsecured $50.0 million revolving credit line which expires in May 1998. There were no outstanding borrowings thereunder at June 30, 1996.
(b) Excludes 4,583,407 shares issuable upon exercise of outstanding options held by approximately 475 employees of the Company and by certain celebrities as of June 30, 1996.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The financial data set forth below, except for the pro forma data, for fiscal 1992, 1993, 1994 and 1995 have been derived from the consolidated financial statements of the Company and the Predecessors, which have been audited by Price Waterhouse LLP, independent accountants. The financial data set forth below for fiscal 1991 have been derived from the unaudited consolidated financial statements of the Predecessors. The financial data of the Company for the six months ended July 2, 1995 and June 30, 1996 have been derived from the unaudited financial statements of the Company appearing elsewhere herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments which the Company considers necessary for a fair presentation of the results of operations and the financial condition for the periods. The financial data for the six months ended June 30, 1996 are not necessarily indicative of results for a full fiscal year. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," Consolidated Financial Statements of the Company and the Unaudited Pro Forma Financial Information included elsewhere in this Prospectus.

                                                                                                       THE COMPANY
                                                                                              ------------------------------
                                                         THE PREDECESSORS(a)                                  SIX MONTH
                                             --------------------------------------------                   PERIODS ENDED
                                                                     FISCAL(b)                           -------------------
                                             ---------------------------------------------------------   JULY 2,    JUNE 30,
                                              1991        1992        1993         1994         1995       1995       1996
                                             -------     -------     -------     --------     --------   --------   --------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues(c)..............................      3,494      20,441      30,677      125,932      270,606   117,549     162,391
Costs and expenses(c):
  Cost of sales..........................      1,013       4,471       7,962       35,292       76,462    33,126      42,613
  Operating expenses.....................      2,273       7,505      13,120       59,683      116,805    48,840      69,848
  General and administrative.............      6,013      10,024      12,203       19,641       20,057     7,928       9,291
  Depreciation and amortization..........        508       3,078       2,818       16,231       22,182    10,096      13,895
  Equity in (income) loss of
    unconsolidated
    affiliates...........................         --          --         198           --         (848)      (40 )    (1,405)
                                             -------     -------     -------     --------     --------   --------   --------
        Total costs and expenses.........      9,807      25,078      36,301      130,847      234,658    99,950     134,242
                                             -------     -------     -------     --------     --------   --------   --------
Income (loss) from operations............     (6,313)     (4,637)     (5,624)      (4,915)      35,948    17,599      28,149
Interest income (expense), net...........        (69)       (273)        142       (4,054)     (11,229)   (3,131 )    (4,291)
Gain on sale of subsidiary interests.....         --          --          --           --          611        --          --
Minority interests.......................      1,979         395         223         (299)      (3,728)   (1,746 )    (1,036)
Provision for income taxes(d)............         --          --          --           --         (875)       --      (8,330)
                                             -------     -------     -------     --------     --------   --------   --------
Income before extraordinary item.........     (4,403)     (4,515)     (5,259)      (9,268)      20,727    12,722      14,492
Extraordinary item(e)....................         --          --          --           --           --        --     (10,421)
                                             -------     -------     -------     --------     --------   --------   --------
Net income (loss)........................    $(4,403)    $(4,515)    $(5,259)    $ (9,268)    $ 20,727   $12,722    $  4,071
                                             =======     =======     =======     ========     ========   =======    ========
Earnings per share:
  Income before extraordinary item(f)....                                                     $    .24   $   .15    $    .15
  Extraordinary item.....................                                                           --        --        (.11)
  Net income.............................                                                          .24       .15         .04
Weighted average number of shares
  outstanding (in thousands).............                                                       87,111    87,111      96,034
Pro forma income before extraordinary
  item(g)................................                                                     $ 20,476              $ 14,905
Pro forma income before extraordinary
  item per share(g)......................                                                     $    .20              $    .14
Weighted average number of pro forma
  shares outstanding (in thousands)......                                                      100,365               104,174
Supplemental pro forma income before
  extraordinary item(h)..................                                                     $ 26,964              $ 18,047
Supplemental pro forma income per share
  before extraordinary item(h)...........                                                     $    .26              $    .17
Weighted average number of supplemental
  pro forma shares outstanding (in
  thousands).............................                                                      103,319               107,346

---------------

(Footnotes appear on the following page)

                                            THE PREDECESSORS(a)                      THE COMPANY
                                --------------------------------------------     -------------------
                                                        FISCAL(b)
                                ---------------------------------------------------------   JUNE 30,
                                 1991        1992        1993         1994         1995       1996
                                -------     -------     -------     --------     --------   --------
                                                 (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA
  (at year end):
Working capital.............    $(3,173)    $ 7,726     $17,231     $  3,925     $ 15,528   $ 66,348
Total assets................     15,196      30,841      80,183      144,923      240,185    346,684
Long-term debt..............      3,155       4,724      30,091       82,819      122,745      1,068
Minority interests..........         --       2,605       4,507        8,959       10,466         --
Redeemable warrants.........         --          --          --           --       15,000         --
Stockholders' equity........        311      (4,204)     16,298        7,459       28,145    276,391

---------------
Footnotes:

(a) From inception until October 21, 1991, the business and operations of the Company were conducted by a corporation that was majority owned by Messrs. Barish and Earl. On October 21, 1991, the minority investor's interest was redeemed and the corporation was merged into PHI, a corporation wholly owned by Messrs. Barish and Earl. Shortly thereafter, PHI opened the first Planet Hollywood unit in New York City and a 1% minority interest in PHI was issued to an unrelated party. In June 1993, PHI transferred substantially all its assets and liabilities to PHL, a limited partnership, in exchange for the sole general partnership interest, and PHIL, a wholly owned subsidiary of PHH, an entity 50% owned by Mr. Ong and 50% owned by HPL, a public company of which Mr. Ong is the largest stockholder, purchased the sole limited partnership interest for cash. Commencing in fiscal 1991, participation interests in the Predecessors were issued to certain celebrities and others. Effective January 1, 1995, PHI was merged into PHII in exchange for voting common stock of PHII, PHIL transferred to PHII its limited partnership interest in PHL and caused its parent company to transfer to PHII a 50% interest in PH Asia in exchange for voting common stock of PHII, and the holders of the participation interests in the Predecessors transferred such interests to PHII in exchange for non-voting common stock of PHII, which was reclassified as voting Class A Common Stock immediately prior to the effectiveness of the Registration Statement for the Company's initial public offering of its Class A Common Stock. As a result, PHII succeeded to all the assets, liabilities and operations of the Predecessors.

(b) At the beginning of fiscal 1994, the Company elected to change its accounting period from a calendar year ending December 31 to a 52-53 week fiscal year ending on the Sunday nearest December 31 of each year.

(c) At December 31, 1993, the Company owned a 47.5% equity interest in PH London. Prior to fiscal 1994, the Company's investment was accounted for under the equity method of accounting and in fiscal 1993, the Company recorded $198,000 of equity in the loss incurred by PH London. Effective January 1, 1994, the Company increased its ownership equity interest in PH London to over 50%. As a result, the operations of PH London are consolidated in the Company's results for fiscal 1994 and 1995. In fiscal 1995, the Company recorded $848,000 of equity in the income of two unconsolidated affiliates, PH Asia and ECE, a Mexican company that owns the Planet Hollywood franchised unit in Cancun. See Note 4 to the Consolidated Financial Statements of the Company.

(d) See Note 10 to the Consolidated Financial Statements of the Company.

(e) As a result of the prepayment of the Senior Subordinated Notes, the Company recorded an extraordinary charge of approximately $10.0 million, net of taxes, reflecting the difference between the face amount of the Senior Subordinated Notes and the carrying value thereof on the Company's balance sheet on the date of prepayment, as well as the write-off of related debt issue costs.

(f) See Note 1 to the Consolidated Financial Statements of the Company.

(g) Pro forma net income and pro forma net income per share give effect to the acquisition of the entire equity interest in All Star and the acquisition of all the minority interests in PH London, PH Washington, PH Maui and PH New York as if they occurred at the beginning of the fiscal year. See the Unaudited Pro Forma Financial Information following the Consolidated Financial Statements of the Company.

(h) Supplemental pro forma income before extraordinary item and supplemental pro forma income per share before extraordinary item give effect to (i) the acquisition of the entire equity interest in All Star and the acquisition of all the minority interests in PH London, PH Washington, PH Maui and PH New York and (ii) the prepayment of certain indebtedness by application of a portion of the net proceeds from the Initial Public Offerings, as if all such transactions had occurred at the beginning of the fiscal year. See the Unaudited Pro Forma Financial Information following the Consolidated Financial Statements of the Company.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company's business commenced in October 1991 with the opening of the first Planet Hollywood unit in New York City. As of December 31, 1995, the Company owned all or a majority portion of and operated 22 Planet Hollywood units and one Official All Star Cafe unit. In addition, at that date, the Company had franchised six Planet Hollywood units. In fiscal 1993, 1994 and 1995, the Company and its franchisees opened four, 11 and 11 units, respectively. Accordingly, because of the Company's rapid growth, the results of operations for fiscal 1993, 1994 and 1995 are not necessarily comparable.

     On January 1, 1994, the Company adopted for financial reporting purposes a 52-53 week fiscal year ending on the Sunday closest to December 31. All fiscal years discussed herein had a length of approximately 52 weeks.

     The Company's revenues consist of (i) food and beverage revenues, (ii) merchandise revenues, (iii) royalties and (iv) franchise fees. Food and beverage revenues and merchandise revenues are solely those derived from Company-owned units and are referred to herein as "Direct Revenues." For fiscal 1995, food and beverage revenues were approximately 60.7% of Direct Revenues and merchandise revenues were approximately 39.3% of Direct Revenues. Merchandise revenues as a percentage of Direct Revenues have increased 8.5 percentage points since 1992 as consumer awareness of the Planet Hollywood brand has grown, and one of the Company's business goals is to continue to increase this percentage.

     The Company expects to pursue franchise and joint venture arrangements in the future primarily in international markets where the local region presents certain political or economic risks, where an association with local owners would be advantageous due to their market expertise or connections with the local entertainment industry, or where required by local laws. As the Company pursues its international expansion plans, it expects that a significant proportion of the units opened in international markets will be franchised units. Upon the execution of a franchise agreement, a franchisee is typically required to pay an initial franchise fee, ranging from $1.0 million to $3.0 million, which is recognized as revenue in the Company's financial statements when all the Company's pre-opening obligations in respect of the unit are fulfilled and the franchised unit opens. Thereafter, each franchisee is required to pay royalties based on its gross revenues from food, beverage and merchandise sales. Royalties typically range from 5% to 10% of food and beverage revenues and 10% to 15% of merchandise revenues. The Company will not generally receive franchise fees in respect of franchised units that are opened by PH Asia pursuant to its master franchise and license arrangement, except in some cases when PH Asia sub-franchises a unit, in which event the Company will receive its customary franchise fee from the sub-franchisee. Royalties from any units sub-franchised by PH Asia will be paid to PH Asia. See
"Business -- Franchising."

     As the Company opens and franchises new units outside the United States, it will be exposed to increased foreign currency risks. In the past, the Company has managed these risks by ensuring that all significant long term and current operating obligations are recorded in the local currency and matched against receipts in such currency. The resulting cash flow, as well as royalty receipts, are converted to U.S. dollars on a periodic basis. The Company intends to continue this policy in the future. The Company has not engaged, and does not expect in the future to engage, in any significant hedging activities with respect to its non-U.S. dollar operations.

     The Company capitalizes pre-opening expenses for each of its new units and amortizes such costs over the 12-month period following the opening of the unit. Pre-opening costs consist of direct costs related to hiring and training the initial workforce and other direct costs related to opening a new unit, including expenses related to the grand opening. The grand opening of each unit generates significant attention among the entertainment industry, the media and prospective customers. Pre-opening expenses during fiscal 1993, 1994 and 1995 averaged approximately $1.7 million per unit.

     During the initial period following its opening, a new unit typically realizes higher revenues than in subsequent periods of operation, depending in part on the season in which it is opened. Based on this experience, a unit is included in the "same unit" analysis discussed below only after it has been open for a full fiscal period after the eighteenth month of its operations, at which time its performance for that period can be compared to its performance for the first full period following the sixth month of its operations (the comparable year ago period). Accordingly, to date, a limited number of units have been included in the "same unit" analysis. In addition, during the initial period of its operations, a new unit's merchandise revenues may represent a lesser percentage of its Direct Revenues than in subsequent periods. Accordingly, on an overall basis, merchandise revenues as a percentage of Direct Revenues may fluctuate from period to period depending on the extent of new unit openings in a particular period.

     The Company believes that the factors that will drive the future growth of its business will be the opening of new units and, to some extent, capitalizing on its brands through additional avenues outside the restaurant industry. The Company expects that the revenues and profits, if any, derived from, and the development and operating costs associated with, its future Company-owned Planet Hollywood units will tend to be lower on a per unit basis than those derived from most of its existing Company-owned units, primarily because new units will generally be located in smaller tourist markets than those in which many of its existing Planet Hollywood units operate. The Company also expects, however, that this trend may be somewhat offset by the opening of new Official All Star Cafe units, which initially will be located in certain of the world's largest tourist markets. There can be no assurance, however, that any such units will open or that they will be successful.

     As a result of its prepayment of the Senior Subordinated Notes, in fiscal 1996, the Company recorded an extraordinary charge of approximately $10.4 million, net of taxes, reflecting the difference between the face amount of the Senior Subordinated Notes and the carrying value thereof on the Company's balance sheet on the date of prepayment, as well as the write-off of related debt issuance costs.

     Concurrently with the consummation of the Initial Public Offerings, the Company acquired all the minority interests in All Star and substantially all the minority interests in PH London and, in May 1996, acquired all the minority interests in PH Washington, PH Maui and PH New York and the remaining minority interests in PH London. As a result, All Star, PH London, PH Washington, PH Maui and PH New York became wholly owned subsidiaries of the Company. The Minority Interest Exchanges will substantially diminish the significance of minority interests in the Company's results of operations in future periods.

OPERATING RESULTS

     The following table sets forth operating results of the Company expressed as a percentage of total revenues (except where otherwise indicated) for fiscal 1993, 1994 and 1995 and the six months ended July 2, 1995 and June 30, 1996. The table also sets forth certain relevant operating data for the periods presented.

                                                                                   SIX MONTHS ENDED
                                                            FISCAL               ---------------------
                                                   -------------------------     JULY 2,      JUNE 30,
                                                   1993      1994      1995        1995         1996
                                                   -----     -----     -----     --------     --------
INCOME STATEMENT DATA:
Revenues:
  Food and beverage..............................   59.7%     62.2%     59.5%       58.9%        61.1%
  Merchandise....................................   29.9      33.2      38.4        39.1         35.8
  Royalties......................................   10.4       1.4       0.6         0.3          1.3
  Franchise fees.................................     --       3.2       1.5         1.7          1.8
                                                   -----     -----     -----     --------     --------
          Total revenues.........................  100.0%    100.0%    100.0%      100.0%       100.0%
                                                   =====     =====     =====      ======       ======

                                                                                   SIX MONTHS ENDED
                                                            FISCAL               ---------------------
                                                   -------------------------     JULY 2,      JUNE 30,
                                                   1993      1994      1995        1995         1996
                                                   -----     -----     -----     --------     --------
Costs and expenses:
  Food and beverage cost of sales(a).............   23.9%     25.4%     23.9%       24.0%        22.7%
  Merchandise cost of sales(b)...................   39.1      36.8      36.4        35.9         34.6
  Operating expenses(c)..........................   47.7      49.7      44.1        42.4         44.4
  General and administrative.....................   39.8      15.6       7.4         6.7          5.7
  Depreciation and amortization..................    9.2      12.9       8.2         8.6          8.6
  Equity in (income) losses of unconsolidated
     affiliates..................................    0.6        --      (0.3)         --         (0.9)
          Total costs and expenses...............  118.3     103.9      86.7        85.0         82.7
Income (loss) from operations....................  (18.3)     (3.9)     13.3        15.0         17.3
Interest income (expense), net...................    0.5      (3.2)     (4.2)       (2.7)        (2.6)
Gain on sale of subsidiary interests.............     --        --       0.2          --           --
Minority interests...............................    0.7      (0.2)     (1.4)       (1.5)        (0.6)
Provision for income taxes.......................     --        --      (0.2)         --         (5.1)
Income (loss) before extraordinary item..........  (17.1)     (7.4)      7.7        10.8          9.0
OPERATING DATA:
Units open at period end:
  Company-owned..................................      4        15        23          19           28
  Franchised.....................................      3         3         6           4            9
                                                   -----     -----     -----     --------     --------
          Total..................................      7        18        29          23           37
Food and beverage revenues(c)....................   66.6%     65.2%     60.7%       60.1%        63.1%
Merchandise revenues(c)..........................   33.4      34.8      39.3        39.9         36.9
                                                   -----     -----     -----     --------     --------
          Total Direct Revenues..................  100.0%    100.0%    100.0%      100.0%       100.0%
                                                   =====     =====     =====      ======       ======

---------------

(a) As a percentage of food and beverage revenues.
(b) As a percentage of merchandise revenues.
(c) As a percentage of Direct Revenues.

  Six months ended June 30, 1996 compared to six months ended July 2, 1995

     Revenues. Total revenues increased 38.1% from $117.5 million for the six months ended July 2, 1995 to $162.4 million for the six months ended June 30, 1996.

     Direct revenues increased 36.5% from $115.2 million for the six months ended July 2, 1995 to $157.3 million for the six months ended June 30, 1996, due primarily to the opening of nine Company-owned units after the second quarter of fiscal 1995 with five units opening in the six months ended June 30, 1996, which was partially offset by the sale of the Planet Hollywood unit in Cancun in fiscal 1995. Direct revenues on a same unit basis (9 units) decreased 4.0% from $50.7 million for the six months ended July 2, 1995 to $48.7 million for the six months ended June 30, 1996. As a percentage of Direct Revenues, merchandise sales for all Company-owned units decreased from 39.9% for the six months ended July 2, 1995 to 36.9% for the six months ended June 30, 1996. Franchise fees were $3.0 million for the six months ended June 30, 1996, as compared to $2.0 million in 1995. Royalties increased from $0.3 million for the six months ended July 2, 1995 to $2.1 million for the six months ended June 30, 1996, due primarily to the opening of the Official All Star Cafe in Cancun in the first quarter of 1996, the opening of four franchised Planet Hollywood units after the second quarter of fiscal 1995 and the sale of the Planet Hollywood unit in Cancun to a franchisee in fiscal 1995.

     Costs and expenses. Food and beverage costs decreased from 24.0% of food and beverage revenues for the six months ended July 2, 1995 to 22.7% for the six months ended June 30, 1996, primarily as a result of improved buying power and efficiencies from the greater unit base, allowing for favorable negotiations with suppliers. Merchandise costs decreased from 35.9% of merchandise revenues for the six months ended July 2, 1995 to 34.6% for the six months ended June 30, 1996 primarily as a result of improved buying power and favorable negotiation with suppliers. Operating expenses, which consist primarily of labor, occupancy and other direct unit operating costs, increased from 42.4% of Direct Revenues for the six months ended July 2, 1995 to 44.4% for the six months ended June 30, 1996, primarily due to the effect of the opening of Company-owned units in Europe since the second quarter of 1995 and the lower operating costs of the Planet Hollywood unit in Cancun included in the second quarter of 1995.

     General and administrative expenses increased from $7.9 million for the six months ended July 2, 1995 to $9.3 million for the six months ended June 30, 1996, due primarily to the continued development of the Official All Star Cafe corporate infrastructure. As a percent of total revenues, general and administrative expenses decreased from 6.7% for the six months ended July 2, 1995 to 5.7% for the six months ended June 30, 1996, as a result of the larger number of units in operation during the second quarter of fiscal 1996. Depreciation and amortization increased 37.6% from $10.1 million for the six months ended July 2, 1995 to $13.9 million for the six months ended June 30, 1996, due primarily to the larger number of units in operation during the second quarter of fiscal 1996. As a percent of total revenues, depreciation and amortization costs remained 8.6% for the six months ended July 2, 1995 and June 30,1996. Equity in income of unconsolidated affiliates increased from $40,000 for the six months ended July 2, 1995 to $1.4 million for the six months ended June 30, 1996, which was attributable to the Company's minority investment in ECE acquired in the 3rd quarter of fiscal 1995.

     Interest expense, net. Net interest expense increased from $3.1 million for the six months ended July 2, 1995 to $4.3 million for the six months ended June 30, 1996, due primarily to first quarter of 1996 interest charges associated with the Senior Subordinated Notes (issued in August 1995). These Notes, along with essentially all Company debt, were repaid in April 1996 with the proceeds from the Initial Public Offering.

     Others. Minority interests decreased from $1.7 million for the six months ended July 2, 1995 to $1.0 million for the six months ended June 30, 1996, due to the acquisition by the Company of all minority interests in the second quarter of 1996.

     Provision for Income Taxes. The provision for income taxes was $8.3 million for the six months ended June 30, 1996. For the six months ended July 2, 1995, the Company had no provision for income taxes due to a reversal of a portion of the Company's deferred tax valuation allowance.

     Extraordinary item, net. The Company recorded an extraordinary charge in the second quarter of 1996 of $10.4 million, net of $5.9 million in taxes, as a result of the early extinguishment of long-term notes payable.

  Fiscal 1995 Compared to Fiscal 1994

     Revenues. Total revenues increased 114.9% from $125.9 million in fiscal 1994 to $270.6 million in fiscal 1995.

     Direct Revenues increased 120.5% from $120.2 million in fiscal 1994 to $265.0 million in fiscal 1995, due primarily to the opening of eight new Company-owned units in fiscal 1995 ($56.9 million of the increase) and the inclusion of a full year of operations of the nine Company-owned Planet Hollywood units opened in fiscal 1994 ($75.5 million of the increase). Direct Revenues on a same-unit basis (two units) increased 10.5% from $39.5 million in fiscal 1994 to $43.6 million in fiscal 1995. As a percentage of Direct Revenues, merchandise sales increased from 34.8% in fiscal 1994 to 39.3% in fiscal 1995, reflecting the Company's continuing emphasis on enhancing brand awareness by expanding merchandise sales.

     Franchise fees were $4.0 million in both fiscal 1994 and fiscal 1995. Royalties decreased 9.9% from $1.7 million in fiscal 1994 to $1.6 million in fiscal 1995, due primarily to the effects of the Company's acquisition of the Planet Hollywood Cancun franchised unit in December 1994. This unit was operated as a Company-owned unit until July 1995, when it was resold as a franchise to ECE.

     Costs and expenses. Food and beverage costs decreased from 25.4% of food and beverage revenues in fiscal 1994 to 23.9% in fiscal 1995 as a result of improved buying power and efficiencies from the greater unit base, allowing for favorable negotiations with suppliers. Merchandise costs remained substantially constant as a percentage of merchandise revenues. Operating expenses, which consist primarily of labor, occupancy and other direct unit operating costs, decreased from 49.7% of Direct Revenues in fiscal 1994 to 44.1% in fiscal

1995, due primarily to greater operating efficiencies and increased knowledge of store trends allowing management to anticipate more accurately unit level labor needs.

     General and administrative expenses increased from $19.6 million in fiscal 1994 to $20.1 million in fiscal 1995, as the Company continued to develop its infrastructure. However, these expenses were offset by reduced legal costs and cost savings generated from the sale of a Company-owned aircraft to an unaffiliated third party. See "Certain Transactions." As a percent of total revenues, general and administrative expenses decreased from 15.6% in fiscal 1994 to 7.4% in fiscal 1995 due to the greater number of Company-owned units contributing to total revenues. Depreciation and amortization increased 36.7% from $16.2 million in fiscal 1994 to $22.2 million in fiscal 1995, due primarily to the larger number of Company-owned units in operation during fiscal 1995. As a percentage of total revenues, depreciation and amortization decreased from 12.9% in fiscal 1994 to 8.2% in fiscal 1995, due primarily to the distribution of pre-opening expense amortization over a larger unit base. The $0.8 million of equity in income of unconsolidated affiliates in fiscal 1995 was attributable to the Company's minority investments in PH Asia and ECE.

     Interest income (expense), net. Net interest expense increased 177.0% from $4.1 million in fiscal 1994 to $11.2 million in fiscal 1995, due primarily to interest charges associated with the Senior Subordinated Notes (which were issued in August 1995) and development loans made by the Company's principal stockholders in fiscal 1994 and 1995.

     Other. Minority interests increased from $0.3 million in fiscal 1994 to $3.7 million in fiscal 1995, due primarily to increased profitability of the London and Washington, D.C. units. In fiscal 1995, the Company realized a $0.6 million gain on the sale of a portion of its interest in the entity that owns the Washington, D.C. Planet Hollywood unit.

     Provision for income taxes. Prior to fiscal 1995, due to the tax characteristics of the Predecessors, operating losses incurred by the Predecessors were not realized by the Predecessors for tax purposes but rather were passed through to the equity owners of the Predecessors. Accordingly, no provision for income taxes was recorded for any fiscal year preceding 1995 and no net operating loss carryforwards from the Predecessors are available from those years for tax purposes in future years. The Company, however, has available until the year 2010 net operating loss carryforwards of $2.3 million from two subsidiaries that were consolidated in fiscal 1995. In fiscal 1995, the Company recorded a provision for income taxes of $0.9 million. In fiscal 1996 and thereafter, the Company expects the provision for income taxes to reflect the statutory rate rather than the effective rate in fiscal 1995, which was approximately 4.1% due primarily to a reduction in the deferred tax valuation allowance of approximately $8.5 million. See Note 10 to the Consolidated Financial Statements of the Company.

  Fiscal 1994 Compared to Fiscal 1993

     Revenue. Total revenues increased 310.5% from $30.7 million in fiscal 1993 to $125.9 million in fiscal 1994.

     Direct Revenues increased 337.2% from $27.5 million in fiscal 1993 to $120.2 million in fiscal 1994, due primarily to the opening of nine new Company-owned units in fiscal 1994 ($47.3 million of the increase) and the inclusion of a full year of operations for the three Company-owned units opened in fiscal 1993 ($22.6 million of the increase). In addition, in fiscal 1994, Direct Revenues increased by $22.4 million as a result of the consolidation of the PH London revenues in the Company's consolidated results. In fiscal 1993, the London unit had been accounted for under the equity method of accounting. As a percentage of Direct Revenues, merchandise sales increased from 33.4% in fiscal 1993 to 34.8% in fiscal 1994, reflecting the Company's continuing emphasis on expanding its merchandising efforts.

     Franchise fees were $4.0 million in fiscal 1994. No franchise fees were recognized in fiscal 1993. The increase was attributable to the openings of the Hong Kong and Jakarta, Indonesia franchised units. Royalties decreased 45.6% from $3.2 million in fiscal 1993 to $1.7 million in fiscal 1994, due primarily to the effect of the consolidation in fiscal 1994 of the results of PH London.

     Costs and expenses. Food and beverage costs increased from 23.9% of food and beverage revenues in fiscal 1993 to 25.4% in fiscal 1994, due primarily to inefficiencies associated with operating a larger percentage of new units. Merchandise costs decreased from 39.1% of merchandise revenues in fiscal 1993 to 36.8% in fiscal 1994, due primarily to improved buying power associated with the larger number of units in operation. Operating expenses increased from 47.7% of Direct Revenues in fiscal 1993 to 49.7% in fiscal 1994, due primarily to a build-up of management personnel to implement the 1995 expansion plan.

     General and administrative expenses increased 61.0% from $12.2 million in fiscal 1993 to $19.6 million in fiscal 1994 as the Company continued to establish an infrastructure to support its rapid growth. However, these expenses decreased as a percentage of total revenues from 39.8% in fiscal 1993 to 15.6% in fiscal 1994 due to the greater number of Company-owned units and the related increase in revenues. Depreciation and amortization increased 476.0% from $2.8 million in fiscal 1993 to $16.2 million in fiscal 1994 because of the amortization of pre-opening expenses of Company-owned units opened in fiscal 1993 and fiscal 1994. The $0.2 million of equity in income of unconsolidated affiliates in fiscal 1993 was attributable to the Company's then minority investment in PH London.

     Interest income (expense), net. Net interest expense of $4.1 million in fiscal 1994 resulted from interest charges associated with development loans made by the Company's principal stockholders at the end of fiscal 1993 and in fiscal 1994.

     Other. Minority interests changed from an allocation of loss of $0.2 million in fiscal 1993 to an allocation of income of $0.3 million in fiscal 1994, due primarily to increased profitability of units owned by entities with minority interests.

LIQUIDITY AND CAPITAL RESOURCES

     During the quarter ended June 30, 1996, the Company completed an initial public offering and received approximately $193.0 million in net proceeds. The Company used a portion of these proceeds to pay certain indebtedness of approximately $66.3 million of notes payable to an affiliate of a director of the Company, $60.0 million of Senior Subordinated Notes held by institutional investors, $5.0 million of equipment notes payable and notes payable totaling $4.5 million to the President and Chairman of the Company. The remaining of such net proceeds will be used for general corporate purposes, including the development and construction of new units during 1996.

     The following table presents a summary of the Company's cash flows for fiscal 1993, 1994 and 1995 and the six months ended June 30, 1996 (dollars in thousands):

                                                                                    SIX MONTHS
                                                               FISCAL                  ENDED
                                                   ------------------------------    JUNE 30,
                                                     1993       1994       1995        1996
                                                   --------   --------   --------   -----------
    Net cash provided by (used in) operating
      activities.................................  $ (9,560)  $ (3,146)  $ 33,370    $  30,506
    Net cash used in investing activities........   (32,503)   (52,490)   (75,599)     (39,402)
    Net cash provided by (used for) financing
      activities.................................    41,395     49,816     52,128       56,863
    Net increase (decrease) in cash and cash
      equivalents................................      (668)    (5,820)     9,899       47,967

     The Company does not have significant receivables or inventory and receives trade credit based upon negotiated terms in purchasing food products and other supplies. Therefore, the Company's business has not required significant working capital to meet its operating requirements. The Company requires capital primarily for the development and operation of Company-owned units and has historically financed these activities from development loans and capital contributions by its stockholders, cash generated from operations and fees received in connection with the sale of franchises. In addition, in August 1995 the Company received net proceeds of $57.2 million from the sale of the Senior Subordinated Notes, including the Warrants.

     Net cash provided by financing activities in fiscal 1993, 1994 and 1995 was $41.4 million, $49.8 million and $52.1 million, respectively. In fiscal 1993, the primary sources of liquidity were development loans from stockholders and equity contributions. In fiscal 1994, the primary sources of financing were development loans from stockholders. In fiscal 1995, the primary sources of financing were the sale of the Senior Subordinated Notes and Warrants and development loans from stockholders.

     Net cash provided by (used in) operating activities in fiscal 1993, 1994 and 1995 was ($9.6) million, ($3.1) million and $33.8 million, respectively. The decrease in net cash used in operating activities from fiscal 1993 to fiscal 1994 primarily reflects a significant increase in accounts payable and the consolidation of PH London, offset primarily by an increase in capitalized pre-opening costs and in inventories in fiscal 1994. The increase in cash provided by operating activities from fiscal 1994 to fiscal 1995 is due primarily to the Company becoming profitable with net income of $20.7 million in fiscal 1995, as compared to a net loss of $9.3 million in fiscal 1994, and lower working capital requirements in fiscal 1995, offset in part by an increase in pre-opening costs and other assets. Pre-opening expenses, which are capitalized and amortized over a 12-month period following the opening of a unit, were $5.3 million, $17.0 million and $15.5 million for fiscal 1993, 1994 and 1995, respectively, and averaged $1.7 million per unit during such three-year period.

     Net cash used in investing activities in fiscal 1993, 1994 and 1995 was $32.5 million, $52.5 million and $75.6 million, respectively. The increase in net cash used in investing activities from fiscal 1993 to fiscal 1994, and from fiscal 1994 to fiscal 1995, was primarily the result of the increased development and construction of new units and the purchase in fiscal 1994 of the Planet Hollywood unit in Cancun from the franchisee. Capital expenditures for fiscal 1993, 1994 and 1995 were $29.3 million, $52.1 million and $80.3 million, respectively.

     Net cash provided by (used in) operating activities for the first six months of fiscal 1996 was $30.9 million. The increase as compared to the corresponding period in the prior year primarily reflects net income of $4.1 million, increases in accounts payable of $6.3 million offset by increases in capitalized pre-opening costs ($6.0 million) and increases in other assets ($4.1 million). Net cash used in investing activities for the first six months of fiscal 1996 was $39.4 million primarily as a result of continued development and construction of new units. Net cash provided by financing activities for the first six months of fiscal 1996 was $56.4 million.

     The Company expects to open approximately 8 additional Company-owned units during the remainder of fiscal 1996 and anticipates total 1996 capital expenditures to approximate $95 million.

     Of the approximately $193.0 million net proceeds to the Company from the Initial Public Offerings, the Company used approximately $135.8 million to prepay indebtedness consisting of approximately $66.3 million of notes payable to PHDFP, $60.0 million of Senior Subordinated Notes held by institutional investors, $5.0 million of equipment notes payable and $4.5 million of notes payable to Messrs. Barish and Earl. The remaining $57.6 million of such net proceeds have been and will be used for general corporate purposes, including the development and construction of new units during 1996.

     Under the Company's credit agreement with certain banks (the "Credit Agreement"), the Company has an unsecured $50.0 million revolving credit line which expires in May 1998. Outstanding borrowings thereunder bear interest at a per annum rate equal to LIBOR prevailing from time to time plus 1.25%.

     The joint venture arrangement between the Company and Marvel specifies that Marvel will provide $36 million of financing for the development of the initial Marvel Mania units. The Company has no obligation to commit any of its funds for such units.

     The Company expects that cash generated from operations, proceeds from the Initial Public Offerings not used to prepay indebtedness and funds available under the Credit Agreement will be sufficient to meet its capital requirements for at least the next eighteen months.

SEASONAL AND QUARTERLY COMPARISONS

     The Company's revenues have been seasonal, due to the greater number of tourists who patronize the Company's units during the summer and year-end holiday seasons. Although units in certain locations are affected by different seasonal influences, the Company has historically experienced its strongest operating results from June through August. As the Company enters new markets and develops new concepts, quarterly results may fluctuate more significantly. Moreover, as a result of the substantial revenues associated with each new Company-owned unit and the recognition of franchise fees, the timing of new unit openings may result in significant fluctuations in quarterly results. The following tables set forth by fiscal quarter in fiscal 1994 and 1995 the Company's revenues, income (loss) from operations and net income (loss)(dollars in thousands):

                                                                FISCAL 1994
                                              ------------------------------------------------
                                                Q1        Q2        Q3        Q4       TOTAL
                                              -------   -------   -------   -------   --------
    Revenues:
      Food and beverage.....................  $12,706   $16,441   $24,824   $24,406   $ 78,377
      Merchandise...........................    4,819     7,131    14,814    15,062     41,826
      Royalties.............................      182       182       182     1,183      1,729
      Franchise fees........................       --     2,000        --     2,000      4,000
                                              -------   -------   -------   -------   --------
              Total revenues................   17,707    25,754    39,820    42,651    125,932
    Income (loss) from operations...........   (4,193)     (684)      141      (179)    (4,915)
    Net loss................................   (4,497)   (1,514)   (1,403)   (1,854)    (9,268)

                                                                FISCAL 1995
                                              ------------------------------------------------
                                                Q1        Q2        Q3        Q4       TOTAL
                                              -------   -------   -------   -------   --------
    Revenues:
      Food and beverage.....................  $31,131   $38,078   $46,981   $44,807   $160,997
      Merchandise...........................   20,475    25,540    30,615    27,421    104,051
      Royalties.............................      159       166       464       769      1,558
      Franchise fees........................       --     2,000        --     2,000      4,000
                                              -------   -------   -------   -------   --------
              Total revenues................   51,765    65,784    78,060    74,997    270,606
    Income from operations..................    5,510    12,090    12,371     5,977     35,948
    Net income..............................    3,524     9,199     7,753       251     20,727

                                    BUSINESS

GENERAL

     The Company is a creator and worldwide developer of consumer brands, most notably Planet Hollywood, that capitalize on the universal appeal of movies, sports and other entertainment-based themes. To date, the Company has promoted its brands primarily through the operation of theme restaurants, which provide a unique dining and entertainment experience in a high-energy environment, and their integrated retail stores, which offer a broad selection of premium-quality merchandise displaying the Company's logos. Since the Company commenced operations in October 1991, the Planet Hollywood name and distinctive logo design have become among the most widely-recognized trademarks in the world and the Planet Hollywood concept has grown to 30 Company-owned and 12 franchised units located in 15 countries throughout North America, Europe and Asia. In fiscal 1995, the Company had total revenues of approximately $270.6 million and net income of approximately $20.7 million.

     In addition to Planet Hollywood, the Company has recently created and is continuing to develop such consumer brand concepts as Official All Star Cafe, a sports-themed restaurant-merchandise store, and Marvel Mania, a comic book-themed restaurant-merchandise store. The first Official All Star Cafe opened in New York City in December 1995 and a second unit opened in Cancun, Mexico in January 1996. The first Marvel Mania unit is expected to open in the second half of 1996 at the Universal Studios theme park in Los Angeles. The Company currently expects that, together with its franchisees and licensees, by the end of 1996 it will have a total of 54 restaurant-merchandise stores located in 20 countries, including 48 Planet Hollywood units, five Official All Star Cafe units and the first Marvel Mania unit.

     A distinguishing feature of the Company's Planet Hollywood operations is the active involvement of some of the world's most famous movie stars, including Arnold Schwarzenegger, Sylvester Stallone, Bruce Willis, Demi Moore and Whoopi Goldberg, all of whom are stockholders of the Company. These celebrities and others frequently attend the grand openings of new Planet Hollywood units as well as other special events at the units, thereby generating significant media attention and publicity for the Planet Hollywood brand. Moreover, as a result of the popularity and high visibility of the Planet Hollywood units, the motion picture community frequently uses the units as sites for well-publicized movie promotions and other celebrity-sponsored events. The Company has extended its celebrity-ownership feature to its Official All Star Cafe concept, which benefits from the active involvement and promotional support of such famous sports stars as Andre Agassi, Wayne Gretzky, Ken Griffey, Jr., Joe Montana, Shaquille O'Neal and Monica Seles, all of whom are stockholders of the Company.

     The Company's objectives are to enhance and expand the applications of its existing brands and to create, develop and promote new brands both within and outside the theme restaurant industry. Its primary strategy in pursuing these objectives is to increase the number and geographic diversity of its units to generate even greater consumer enthusiasm for its existing brands. The Company believes there are significant opportunities for additional Planet Hollywood units, particularly in international tourist markets where the recognition of U.S. brands and the appeal of filmed entertainment are high. Similarly, the Company regards most North American cities with major sports franchises as attractive potential locations for Official All Star Cafe units and intends to capitalize on the worldwide popularity of sports through the development of Official All Star Cafe units abroad with the support of local as well as international sports personalities. In addition, the Company intends to seek joint venture and licensing arrangements that will capitalize on the public awareness and cachet of its brands through a variety of entertainment and leisure time vehicles. The Company continuously evaluates new themes for brand marketing and will seek to launch and promote those it considers viable through new restaurant-merchandise store concepts or, if appropriate, other avenues.

THE COMPANY'S RESTAURANT-MERCHANDISE STORE CONCEPT

     The key elements of the Company's restaurant-merchandise store concept are as follows:

          Broad-based themes. The Company focuses on themes that it believes have universal appeal, such as movies and sports.

          Distinctive design features. All the Company's units are characterized by spectacular physical design and layout and typically have striking facades intended to attract attention. Each unit prominently displays a rotating collection of authentic memorabilia and features custom-designed videos and soundtracks based on the unit's theme.

          High profile locations. The Company selects its unit locations based on their proximity to popular attractions or areas in major tourist markets, such as Walt Disney World in Orlando, Caesar's World Forum Shops in Las Vegas, Piccadilly Circus in London and the Champs Elysees in Paris.

          Celebrity participation. The Company's units are distinguished by the promotional activities of its celebrity stockholders and by the significant media coverage of appearances by celebrities at each unit's grand opening and at special events thereafter.

          Extensive retail merchandising. Each unit includes an integrated retail store offering premium quality merchandise displaying the Company's distinctive brands and logo designs. Merchandising provides additional off-site promotion of the Company's brands and the Company's merchandise sales yield higher operating margins than do its food and beverage sales.

          Quality food. Each unit serves freshly prepared, high quality, popular cuisine designed to appeal to a variety of tastes and budgets with an emphasis on reasonably priced signature items and items of particular appeal to the local market.

          Quality service. In order to maintain its unique image, the Company provides attentive and friendly service with a high ratio of service personnel to customers, and invests heavily in the training and supervision of its service personnel.

     As a result of these factors, the 14 Company-owned units that were open throughout fiscal 1995 generated average revenues of approximately $14.3 million per unit, average operating income of approximately $3.2 million per unit (or 22.6% of revenues per unit), average cash flow (operating income plus depreciation and amortization) of approximately $4.1 million per unit (28.5% of revenues per unit) and average sales per square foot of approximately $840. The average cash investment, excluding pre-opening expenses, to open these 14 units was approximately $5.6 million per unit, net of landlord allowances. The average pre-opening expenses for these 14 units were approximately $1.7 million per unit. The Company expects that its average cash investment for new Planet Hollywood units in the future will be lower than that for its existing units because the new units are expected to be located in smaller markets and therefore will be smaller in size. The Company anticipates that its average cash investment, including pre-opening expenses, to open future Official All Star Cafe units will be approximately $7.0 million to $10.0 million per unit.

LAYOUT AND DESIGN

     The Company's units generally range in size from approximately 12,000 to 36,000 square feet and in seating capacity from 230 to 600 persons. Each Planet Hollywood unit features authentic movie memorabilia, including props and costumes ranging from movie classics, such as Gone with the Wind, to the latest academy award winning film, Forrest Gump, as well as items from the celebrity stockholders' movies, such as Arnold Schwarzenegger's cyborg from Terminator, Sylvester Stallone's boxing shorts from Rocky, Bruce Willis' motorcycle from Pulp Fiction and Demi Moore's uniform from A Few Good Men. Each Official All Star Cafe unit resembles the inside of a sports arena or stadium and displays sports memorabilia such as the contract for Babe Ruth's trade from the Red Sox to the Yankees, authentic celebrity-owned uniforms and athletic equipment, the basketball backboard that Shaquille O'Neal shattered while dunking in his rookie season, Andre Agassi's high school trophies and ponytail and other items of personal interest from the careers of the sports celebrity stockholders. The memorabilia collection consists of items donated or loaned by celebrities, movie studios, sports franchises and private collectors as well as items purchased by the Company. Diners are entertained by custom-designed videos, recorded music, movie trailers, televised live sporting events, footage of famous moments in sports, movie montages and live coverage of patrons displayed on large screens throughout the units. Certain of the units have separate screening or private rooms for viewing movies and special sporting events.

SITE SELECTION

     The Company typically locates its units at high profile sites in major tourist markets such as Walt Disney World, Caesar's World Forum Shops, Piccadilly Circus, the Champs Elysees and Times Square. The Company believes that tourists comprise a majority of its customers at most locations, particularly during the summer months and holiday seasons. By locating units in high profile, heavy traffic areas, the Company is able to attract both destination customers as well as passers-by who are drawn to the units' unique facades and exciting environment. Proper site selection is essential to the success of a unit, and the Company devotes significant time and resources to analyzing each prospective location. In addition to assessing demographic information for each prospective site, management considers factors such as visibility, traffic patterns, accessibility, proximity to entertainment centers and theme parks and other tourist attractions, the area's restaurant competition and average income levels for the area. Once a particular city has been approved by senior management, real estate brokers and agents are hired to locate appropriate and available locations on reasonable terms and conditions.

CELEBRITY INVOLVEMENT

     A number of motion picture and sports celebrities promote the Company and allow the Company to use their names, pictures and select memorabilia in advertising, promoting and operating its units. These celebrities include, in addition to the founding movie and sports celebrities, such stars as Tom Arnold, Cindy Crawford, Danny Glover, Melanie Griffith, Don Johnson, Luke Perry, Steven Seagal, Charlie Sheen, Wesley Snipes and Jean-Claude Van Damme.

     Each celebrity has generally granted the Company the right to use his or her name, approved likeness, approved biography and selected career memorabilia in connection with the promotion, advertising and operation of the Company's units. The Company must obtain prior consent with respect to any use of a celebrity's name or likeness in connection with sales of merchandise. In addition, each celebrity has agreed, for a period of five years, to engage in various promotional activities on behalf of the Company, including attending the grand openings of new units, screening new movies at the units and making periodic appearances at parties and other special events at the units.

     In consideration for these grants of rights and promotional agreements, the Company has issued to these celebrities shares or options to acquire shares of its Common Stock. Resale of the shares is restricted for varying periods of years and the options are subject to forfeiture in certain circumstances. See "Description of Capital Stock" and "Management -- Stock Incentive Plans." Motion picture and sports celebrities as a group own or have options to acquire an aggregate of 20,835,866 shares of Common Stock, representing approximately 19.4% of the outstanding Common Stock on a fully diluted basis.

     The Company anticipates that it will be able to continue to attract new celebrities to enter into promotional agreements with the Company similar to those currently in effect, including provision for the issuance to those celebrities of shares or options to acquire shares of its Common Stock in amounts that, in the aggregate, are not expected to be material. There can be no assurance, however, of the extent to which major motion picture, sports or other celebrities will promote the Company or its units in the future.

MERCHANDISING

     Each unit's retail store offers premium-quality fashion merchandise, such as jackets, T-shirts, sweatshirts and hats, as well as watches, pins, key chains, glasses, stuffed animals and other souvenir items. The Official All Star Cafe units also offer athletic apparel for several different sports, such as tennis, basketball and baseball, as well as duffle and equipment bags, all of which incorporate an "Official All Star Cafe" team theme. All merchandise, which currently can be purchased only at the units, prominently displays that unit's colorful and distinctive trademark and logo design and typically the name of the city in which the unit is located, which enhances the collectible nature of the items. Each unit's product mix varies to meet the demand of the particular tourist market in which the unit is located. In cooperation with some of its celebrity stockholders, the Company has also developed a line of "celebrity series" merchandise. Items in this line feature artwork and designs created by a celebrity and a portion of the proceeds from sales of these items are directed to a charity designated by the celebrity. The Company's merchandise sales yield higher operating margins than do its food and beverage sales and provide additional off-site promotion for the Company's brands. For fiscal 1995, merchandise sales accounted for approximately 39.3% of the Company's total revenues from Company-owned units and represented an average of approximately $3,200 per square foot of retail selling space.

MENU

     The Company's units offer generous portions of a wide variety of popular foods, such as burgers, sandwiches, pastas, pizzas, salads, grilled platters and fajitas and a variety of appetizers and desserts. While the Planet Hollywood units have a California/American cuisine emphasis, the menu at its Official All Star Cafe units includes stadium hot dogs and home-style cooked foods, such as meat loaf, chicken pot pie and barbecued ribs. All new menu items are chosen on the basis of sales popularity, ease of preparation and profitability. The food is of high quality and prepared fresh daily according to recipes created by the Company. Menu items are generally the same at all units with the same theme, with certain specialties in each market to accommodate local preferences. Prices typically range from $4.95 to $8.95 for appetizers, $6.50 to $17.95 for entrees and $2.95 to $5.95 for desserts. Full bar service is available, and specialty alcoholic and nonalcoholic drinks have special names based on movie titles and characters. In fiscal 1995, the average check per person at Company-owned units, including beverages, was approximately $15.75. Alcoholic beverage sales generally range from 20% to 30% of a unit's total food and beverage sales, depending on the market.

SERVICE

     The Company emphasizes customer service in order to make each patron's visit an enjoyable, memorable experience. The Company is committed to providing its customers prompt, friendly, attentive service. Accordingly, it maintains a high ratio of service personnel to customers and staffs each unit with an experienced management team to ensure that its high service standards are maintained. New employees are trained by experienced employees who are familiar with Company policies and newly promoted or recently hired managers must complete an eight-week training program prior to commencing their duties.

UNIT LOCATIONS AND EXPANSION

     As of June 30, 1996, the Company, together with its franchisees and licensees, operated 37 units located in 11 countries throughout North America, Europe and Asia, of which 28 were Company-owned. In July, August and September 1996, eight additional Planet Hollywood units opened, including three Company-owned units and five franchised units. The Company currently expects to open a total of approximately four Company-owned units during the remainder of fiscal 1996 and anticipates that its franchisees will open approximately five units during the remainder of fiscal 1996. The following tables provide information about the Company-owned and franchised units that were operating at June 30, 1996.

                              COMPANY-OWNED UNITS

                                                                    APPROXIMATE       APPROXIMATE
                  LOCATION                        MONTH OPENED     SQUARE FOOTAGE   SEATING CAPACITY
---------------------------------------------  ------------------  --------------   ----------------
PLANET HOLLYWOOD
New York, New York(a)........................  October 1991            16,000              250
London, England(b)...........................  May 1993                18,000              350
Chicago, Illinois............................  July 1993               14,300              275
Washington, D.C.(c)..........................  October 1993            15,300              275
Mall of America, Minnesota...................  December 1993           14,000              225
Aspen, Colorado..............................  January 1994             7,500              150
Phoenix, Arizona.............................  March 1994              12,000              250
Miami, Florida...............................  May 1994                17,900              300
Maui, Hawaii(d)..............................  June 1994               12,900              225
Lake Tahoe, Nevada...........................  July 1994                7,400              175
Las Vegas, Nevada............................  July 1994               25,800              500

                                                                    APPROXIMATE       APPROXIMATE
                  LOCATION                        MONTH OPENED     SQUARE FOOTAGE   SEATING CAPACITY
---------------------------------------------  ------------------  --------------   ----------------
Dallas, Texas................................  August 1994             13,700              250
Reno, Nevada.................................  October 1994            11,000              175
Orlando, Florida.............................  December 1994           27,800              500
San Diego, California........................  March 1995              12,700              250
Atlantic City, New Jersey....................  April 1995              19,000              350
New Orleans, Louisiana.......................  May 1995                16,400              300
Honolulu, Hawaii.............................  June 1995               19,100              300
Atlanta, Georgia.............................  June 1995               22,600              300
San Francisco, California....................  July 1995               22,400              325
Paris, France................................  August 1995             34,700              650
Beverly Hills, California....................  September 1995          18,000              225
San Antonio, Texas...........................  February 1996           14,600              275
Tel Aviv, Israel.............................  February 1996           12,600              250
Myrtle Beach, South Carolina(e)..............  April 1996                  --               --
Nashville, Tennessee.........................  June 1996               20,200              200
Seattle, Washington..........................  June 1996               18,100              300
OFFICIAL ALL STAR CAFE
New York, New York...........................  December 1995           36,000              650
Orlando, Florida(f)..........................  April 1996                  --               --

                                FRANCHISED UNITS

                                                                    APPROXIMATE       APPROXIMATE
                  LOCATION                        MONTH OPENED     SQUARE FOOTAGE   SEATING CAPACITY
---------------------------------------------  ------------------  --------------   ----------------
PLANET HOLLYWOOD
Costa Mesa, California(g)....................  October 1992             9,350              265
Cancun, Mexico(h)............................  November 1992           10,800              330
Hong Kong(i).................................  May 1994                20,200              355
Jakarta, Indonesia(i)........................  October 1994            17,300              380
Helsinki, Finland(j).........................  October 1995            16,800              300
Barcelona, Spain.............................  November 1995           17,000              300
Sydney, Australia............................  May 1996                19,000              300
Buenos Aires, Argentina(k)...................  June 1996                   --               --
Singapore, Singapore(k)......................  June 1996                   --               --
OFFICIAL ALL STAR CAFE
Cancun, Mexico(h)............................  January 1996            18,000              300

---------------

(a) PH New York became wholly owned by the Company as a result of the New York Exchange. See "Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."
(b) PH London became wholly owned by the Company as a result of the London Exchange and the Supplemental London Exchange. See "Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."
(c) The Washington, D.C. unit became wholly owned by the Company as a result of the Washington/Maui Exchange. See "Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of
     Operation -- Overview."
(d) The Maui unit became wholly owned by the Company as a result of the Washington/Maui Exchange. See "Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of
     Operations -- Overview."

(e) A stand-alone retail store opened in April 1996 and the Company expects to open a restaurant-merchandise store in the second half of 1996. The Company, for internal purposes, does not consider a stand-alone Company-owned retail store to be an "opened" Planet Hollywood unit until the corresponding restaurant unit is opened.
(f) A stand-alone retail store opened in April 1996 and the Company expects to open a restaurant-merchandise store in 1997.
(g) Under a partnership agreement between the Company and an unrelated California corporation, the Company receives distributions equal to 5% of the gross receipts on food and beverage sales and 15% of the gross receipts on merchandise sales of the Costa Mesa unit.
(h) The Planet Hollywood and Official All Star Cafe units in Cancun are owned by ECE. See "-- Franchising."
(i) The Hong Kong and Jakarta units operate under both a single master franchise agreement and site franchise agreements that provide for royalty payments to PH Asia, of which the Company owns a 50% interest, as the assignee of the Company. PH Asia owns a 60% equity interest in the entity that operates the Hong Kong unit and a 20% equity interest in the entity that operates the Jakarta unit.
(j) At June 30, 1996, the Helsinki unit was franchised by a company in which the Company owned a 15% interest. In August 1996, the Company acquired the remaining 85% interest in the franchisee company.
(k) A stand-alone retail store opened in June 1996 and the Company expects to open a restaurant-merchandise store in 1997. For internal purposes, the Company will not consider the Singapore unit to be "opened" until the corresponding restaurant unit is opened due to the Company's 50% ownership interest in the franchisee, Planet Hollywood (Asia) Pte. Ltd. See
     "-- Franchising."

     All Company-owned units are located on leased sites, with lease terms (including renewal options) generally ranging from 20 to 25 years. Typically, the lease rental includes a fixed rent and additional rent based on a percentage of total revenue from the unit. In 1995, total rental expense represented approximately 9.0% of Direct Revenues.

     The lease for the Planet Hollywood unit in Orlando (located at Walt Disney World), which is the Company's highest grossing unit, has certain unique provisions that are consistent with the standard terms of Walt Disney Co. leases. The consent of the landlord, an affiliate of Walt Disney Co., is required for certain transfers of a controlling interest in the Company or Planet Hollywood (Orlando), Inc. ("PH Orlando"), including any transfer of 50% or more of the stock of PH Orlando or its subsidiaries, the transfer of a controlling interest in PH Orlando or the termination of Mr. Earl's active management role in the Company. The Orlando lease also provides a "right of first refusal" to the landlord to match any offer by another landlord to locate any future Planet Hollywood unit or other themed restaurant-merchandise store at a site within or near a theme park. Moreover, the landlord has the option to terminate the lease for any reason on 60 days' notice and acquire the improvements on the premises at a purchase price based on the Fair Market Value (as defined in the Lease) of the balance of leasehold interests, but would not be permitted to operate a Planet Hollywood unit at the site.

     The Company's corporate offices are located in approximately 27,000 square feet in Orlando, Florida under a lease expiring in 1998, with an option to renew.

     Management generally will seek to operate future sites as Company-owned units rather than franchise or joint venture arrangements. The Company expects to pursue franchise and joint venture arrangements in the future primarily in international markets where the local region presents certain political or economic risks, where an association with local owners would be advantageous due to their market expertise or connections with the local entertainment industry, or where required by local laws. The following table sets forth certain information with respect to those units which have opened since June 30, 1996 or which the Company anticipates opening during the remainder of 1996 and for which leases have been signed.

                                 LOCATION                                  OWNERSHIP
    -------------------------------------------------------------------  --------------
    PLANET HOLLYWOOD
    Acapulco, Mexico...................................................  Franchised
    Amsterdam, Holland.................................................  Company-owned
    Berlin, Germany*...................................................  Company-owned
    Cozumel, Mexico....................................................  Franchised
    Disneyland, Paris*.................................................  Company-owned
    Gatwick Airport, England...........................................  Company-owned
    Los Cabos, Mexico*.................................................  Franchised
    Melbourne, Australia...............................................  Franchised
    Moscow, Russia*....................................................  Franchised
    Oberhausen, Germany*...............................................  Company-owned
    Puerto Vallarta, Mexico*...........................................  Franchised
    Toronto, Canada....................................................  Company-owned
    Vancouver, Canada..................................................  Company-owned
    OFFICIAL ALL STAR CAFE
    Atlantic City, New Jersey..........................................  Company-owned
    Las Vegas, Nevada..................................................  Company-owned
    MARVEL MANIA
    Universal Studios, Los Angeles, California.........................  Joint venture

---------------

* Opened units as of the date of this Prospectus.

There can be no assurance, however, that any of the foregoing units that have not already opened will open during 1996 or at all.

ADVERTISING AND PROMOTION

     The Company attracts new customers through word-of-mouth, the visibility of its branded merchandise, radio and print advertising, billboards and the extensive media coverage typically associated with grand openings of new units due to the attendance of celebrities. In addition, each Company-owned unit employs its own public relations manager. In connection with unit openings, local public relations firms are retained to generate local interest and industry magazines and television shows are alerted to the upcoming "photo opportunities" with celebrities. Motion picture premieres have become occasions for large-scale, major media events at Planet Hollywood units, further enhancing the awareness and cachet of the brand. The Company issues redeemable vouchers for food and merchandise purchases to tour operators in an effort to encourage tourists to include certain of the Company's units on their itineraries. The Company also hosts fund-raising parties for local charities at its units with the support of celebrities, including pre-opening staff-training events where the charity collects the receipts and uses the unit free of charge. Expenditures for advertising and promotion were approximately 4.9% of the Company's total revenues for fiscal 1995.

FRANCHISING

     As the Company pursues its international expansion plans, it expects that a significant proportion of the units opened in international markets will be franchised units. The Company's standard franchise agreement grants the exclusive right for up to 50 years to operate a unit and sell branded merchandise in a specified market and to use the Company's brands and trademarks. In return for the franchise, the Company typically receives an initial non-refundable fee ranging from $1.0 to $3.0 million upon execution of the agreement as well as royalties based on a percentage of the total revenues from the unit, usually 5% to 10% of food and beverage revenues and 10% to 15% of merchandise revenues.

     The franchisee assumes responsibility for the development and construction of the unit, including all costs. The Company provides pre-opening consultation services to the franchisee and has the right to reject sites, plans and proposals that do not meet its specifications or standards. The franchisee is obligated to operate the unit in accordance with the Company's operating manual, which provides strict guidelines for the unit's design, decor and furnishings, dress style of the staff, food menus and operating procedures. The arrangements also include specific requirements regarding accounting and records and the leasing and display of the Company's memorabilia.

     The Company is party to master franchise and licensing arrangements for some of its units in Asia, Mexico, Spain, Russia, Switzerland, Australia, South America and the Caribbean. The licensed rights for Asia are held by Planet Hollywood (Asia) Pte. Ltd. ("PH Asia"), an entity that is 50% owned by each of the Company and HPL, a Singapore public company of which Mr. Ong (a director of the Company) is the largest stockholder. The Planet Hollywood units in Hong Kong, Sydney, Australia and Jakarta, Indonesia are operated by sub-franchisees of PH Asia in which PH Asia has equity interests. In December 1995, the Company acquired from a former franchisee of the Company its rights to open units in Kuala Lumpur, Taipei and Bangkok as a sub-franchisee of PH Asia. To the extent the Company opens such units in Kuala Lumpur or Taipei, it will be required to pay royalties to PH Asia, consistent with the Company's standard franchise arrangements, based on a percentage of the total revenues from the unit. See "Certain Transactions." In June 1996, the Company entered into a franchise arrangement with an unrelated party which is expected to open a Planet Hollywood merchandise store in Bangkok, Thailand by the end of 1996, to be followed by a restaurant unit by March 1, 1997. Such franchisee simultaneously entered into a management agreement with PH Asia pursuant to which PH Asia will manage the Planet Hollywood unit in Bangkok. Pursuant to the franchise arrangement, such franchisee has the right for a period of five years, upon payment of an additional customary franchise fee, to acquire a franchise to open an All Star Cafe unit in Thailand. Such franchisee also has a limited right of first refusal to purchase any additional franchises of the Company to operate Planet Hollywood, All Star Cafe or other theme-oriented restaurant units in Thailand.

     During fiscal 1995, the Company entered into a master franchise arrangement with ECE, a company in which the Company holds a 20% equity interest and six individuals who are residents of Mexico (none of whom has a controlling interest in ECE's outstanding stock or its board of directors and none of whom is otherwise affiliated with the Company) own the remaining 80% equity interests. ECE is currently operating Planet Hollywood and Official All Star Cafe units in Cancun. Pursuant to the franchise arrangement, ECE paid initial, non-refundable franchise fees of $3.0 million and $2.0 million, respectively, to open a total of five Planet Hollywood units and two Official All Star Cafe units in Mexico through 2000. In addition, ECE has the right, upon payment of the customary initial, non-refundable per unit franchise fees, to open up to eight additional Official All Star Cafe units and, with the Company's approval, up to an additional five Planet Hollywood units in Mexico. ECE is obligated to pay continuing royalties to the Company consistent with the Company's standard franchise arrangements, based on a percentage of the total revenues from its units.

     In Spain, the Company has a franchise arrangement with the owner and operator of the Planet Hollywood unit in Barcelona pursuant to which such franchisee has the exclusive right, upon payment of a customary initial, non-refundable per unit franchise fee, to open one additional franchised Planet Hollywood unit in Spain every two years, up to a maximum of five units.

     In Russia, the Company has a franchise arrangement with an unrelated party which is expected to open a Planet Hollywood unit in Moscow by the end of 1996. Pursuant to the franchise arrangement, such party has the exclusive right, upon payment of an additional customary initial, non-refundable per unit franchise fee, to open another franchised Planet Hollywood unit in Russia prior to the end of 1998.

     In December 1995, the Company terminated the franchise relating to the Planet Hollywood unit in Seoul, South Korea, for franchise agreement violations by the franchisee, and that unit is currently not in operation. The Company is evaluating various options with respect to the Seoul unit, including acquiring the unit and operating it as a Company-owned unit or assigning the franchise rights to PH Asia or a third party.

     In March 1996, the Company entered into a franchise arrangement with PHH, a company affiliated with Mr. Ong, a director of the Company, pursuant to which PHH has the exclusive right to open a Planet Hollywood unit in the Philippines. See "Certain Transactions -- Other."

     In June 1996, the Company entered into a franchise arrangement with an unrelated party which is expected to open a Planet Hollywood unit in Zurich, Switzerland by the end of 1996. Pursuant to the agreement, such franchisee has the right to acquire a second franchise to open a Planet Hollywood unit in Geneva, Switzerland by December 1, 1997 and to acquire a third franchise by June 2000 to open a unit in Saint Moritz, Switzerland.

     In addition, in June 1996 the Company entered into franchise arrangements with five affiliated entities which are unrelated to the Company and which are expected to open Planet Hollywood units in Buenos Aires, Argentina, Santiago, Chile, Sao Paulo and Rio de Janeiro, Brazil and Nassau, Bahamas. Pursuant to the agreements, such franchisees must open Planet Hollywood merchandise stores in Buenos Aires and Nassau by the end of 1996, in Sao Paulo by the end of 1997 and in Santiago and Rio de Janeiro by the end of 1998. Such franchisees have the right to acquire a franchise for an additional Planet Hollywood unit in Punta del Este, Uruguay if a merchandise store is opened by them in such location by the end of 1998, and also have the right to acquire additional franchises to operate Planet Hollywood units in any four cities within Argentina, Brazil, Chile, Uruguay and the Bahamas. In addition, such franchisees have the right of first refusal to acquire any Planet Hollywood units to be franchised by the Company within certain countries in the Caribbean and Latin America.

     Also in June 1996, All Star entered into a franchise arrangement with an unrelated party which is expected to open an Official All Star Cafe unit in Melbourne, Australia by the end of 1996. Pursuant to the arrangement, such franchisee may elect to have All Star manage the facility for a fee.

     In August 1996, the Company entered into a franchise arrangement with an unrelated third party which is expected to open a Planet Hollywood merchandise store in Beirut, Lebanon by the end of 1996. Pursuant to the franchise agreement, the franchisee has the right of first refusal to acquire any other Planet Hollywood units or Official All Star Cafe units to be franchised by the Company within Lebanon.

     In addition, in September 1996, the Company entered into a franchise arrangement with an unrelated third party which is expected to open a Planet Hollywood merchandise store in Hamburg, Germany by the end of 1996, to be followed by a restaurant unit by June 30, 1997. Pursuant to the agreement, in the event the Company desires to franchise the right to develop other Planet Hollywood units within certain geographic regions of Germany during the next five years, it must first negotiate in good faith with the franchisee in order to provide it with the opportunity to acquire such franchise.

MARVEL MANIA

     The Company and Marvel intend to open the first Marvel Mania unit in [1996] at Universal Studios in Los Angeles. The Marvel Mania units will be full-service restaurants set in the "Marvel Universe," the fictitious universe set forth in the storylines in which the Marvel characters exist. The unit decor will feature popular licensed Marvel comic book, cartoon and animation characters, including "Spider-Man," the "X-Men," "Captain America," "Fantastic Four," the "Incredible Hulk," "Thor" and "Iron Man." Marvel action videos will be showcased on large screens throughout the units, and each unit will offer an area devoted to coin- or token-operated games based on Marvel characters. The units will also sell a variety of Marvel Mania merchandise featuring the Marvel characters. Once the first Marvel Mania unit has opened, the Company expects that Marvel Mania units will be written into the storylines of future Marvel comic books.

     Marvel Mania is being developed by the Company and Marvel pursuant to a joint venture agreement. Marvel has agreed to lend to the joint venture (the "Joint Venture") up to $35 million on an interest-bearing basis and to make a $1 million equity contribution to the Joint Venture for the development and construction of the first units. The Joint Venture has been granted a license from Marvel for the nonexclusive use of its Marvel characters for decorating the units and the exclusive use of the Marvel Mania trademark as well as the exclusive right to sell at Marvel Mania units all Marvel Mania merchandise designed, produced and marketed in connection with the Joint Venture. Annually, the Joint Venture will pay Marvel a license fee equal to 10% of all gross sales at Marvel Mania units and will pay the Company a management fee equal to 10% of gross sales. The Company, as manager of the Joint Venture, will be responsible for conducting the ordinary day-to-day operations of the units. The Joint Venture terminates by its terms in 2044. Upon the death, disability or termination of employment of Mr. Earl, Marvel has the right under the joint venture agreement to replace the Company as the manager of the Joint Venture. In such event, the Company would no longer receive a management fee for the units then in operation, but would receive a concept fee from the operation of future units after payment of any applicable management and licensing fees. The initial Marvel Mania unit to be located in Los Angeles is in joint development with Universal Studios, which will fund 70% of the construction costs of, and receive 70% of the profits from, that unit after management and licensing fees are paid to the Joint Venture.

UNIT OPERATIONS AND MANAGEMENT

     The Company strives to maintain quality and consistency in its units through careful training and supervision of personnel and the establishment of standards relating to food and beverage preparation, maintenance of facilities and conduct of personnel. The on-site management for all Company-owned units consists of a general manager, an assistant general manager, a kitchen manager, a controller, a merchandise manager, a public relations manager and several floor managers, who collectively are responsible for every aspect of the unit's operations. On-site managers report to one of three regional managers. Currently, the Company's operations are divided into three regions: North America, Europe and Asia. The Company's senior management includes a separate Vice President of Operations for each of the three restaurant-merchandise store concepts.

     In an effort to ensure that its employees properly implement the Company's commitment to consistent high-quality, popular food and friendly and attentive service, the Company has developed manuals regarding its policies and procedures for all aspects of unit operation, including food handling and preparation and dining room and beverage service operations. New employees are trained by experienced employees who have demonstrated their familiarity with and ability to consistently implement Company policies. Newly promoted or recently hired managers are required to complete an eight-week management training program prior to commencing their duties. Toward the goal of providing high quality customer service, the Company continually evaluates and tests employees on job-related skills. In addition, the Company believes that it obtains an enhanced degree of commitment from its unit personnel by offering promotions at all levels, as well as salary incentives. For example, a server who consistently performs his or her duties well may be promoted to a trainer position which results in an hourly wage increase and provides the opportunity to travel to new units to train new employees. In addition, hourly employees who demonstrate a positive business attitude along with leadership skills are encouraged to enter the management training program.

INFORMATION SYSTEMS

     The Company maintains financial and accounting controls for each of its owned units through the use of standardized accounting practices. Sales and other operating information is collected and analyzed daily at each unit and provided weekly to regional managers and senior management. Company management utilizes this data to centrally monitor quality, costs and sales mix and to prepare periodic financial and management reports. The system is also used for budget analyses, planning and inventory control. Cash is controlled through daily deposits of receipts in local operating accounts, the balances of which are transferred regularly to the Company's principal operating account.

     The Company has engaged a national consulting firm to assist it in reviewing and updating its strategic information plan. To date, the Company has completed its review of its core accounting and merchandising information systems and is in the process of upgrading hardware and software systems.

PURCHASING AND DISTRIBUTION

     The Company's management negotiates directly with suppliers of food and beverage products to try to achieve uniform quality and freshness of food products in its units and to obtain competitive prices. The Company has entered into an annually renewable supply contract with Kraft Foodservice, Inc. ("Kraft") pursuant to which Kraft supplies various food and beverage products and the Company benefits from volume discounts and obtains consistent quality for its products and supplies. Kraft currently supplies its own products and distributes other brands which in total amount to approximately 75% of the Company's food and beverage requirements. Each unit purchases the balance of its needs (primarily produce, bakery and other perishables) from a list of pre-approved local producers and wholesalers. Management believes that its food and beverage products are available from alternate suppliers.

     The Company's merchandise requirements are procured from a variety of sources and are chosen on the basis of cost and reliability of a supplier. The majority of the Company's T-shirts and sweatshirts are manufactured in the United States and purchased directly from several textile mills throughout the Southeast. The Company's other products, including leather and denim jackets and watches, are primarily manufactured abroad in China, Taiwan and Korea. Management believes that its merchandise requirements can be readily satisfied by alternate suppliers.

     In general, merchandise is shipped weekly from a central warehouse to each unit. The Company leases warehouses in Orlando (approximately 73,200 square feet) and Las Vegas (approximately 21,520 square feet), which service the Company's east and west coast units, respectively. The Company believes that the warehouses are adequate for and suitable to the Company's operating requirements. Each unit and warehouse maintains approximately a one week and one month supply of merchandise, respectively. Overseas units receive merchandise directly from a warehouse in London operated by an independent party. The corporate merchandising department maintains strict control over the quality of merchandise sold in domestic and foreign units. As the Company's European operations increase in size, the Company plans to operate its own warehouse in Europe to service this region.

INTELLECTUAL PROPERTY

     The Company has registered the Planet Hollywood name and associated designs and logos, and has applied for the registration of the Official All Star Cafe name and associated designs and logos, as trademarks, trade names and service marks with the United States Patent and Trademark Office and in corresponding offices in all other countries in which its units are located. In addition, whenever legally permissible, the Company has filed applications to pre-register its trademarks, trade names and service marks in certain foreign countries where the Company has an expectation of opening units in future years. The Company has also taken other steps, such as keeping detailed records of all requests for franchises or licenses in foreign jurisdictions, in order to establish the notoriety of its brands in those jurisdictions. There can be no assurance that such pre-registrations and other steps will prove effective in protecting the proprietorship of the Company's brands. The Company regards its trademarks, trade names, service marks and trade dress as having significant value and as material to its business.

     The Company licenses its brands and trademarks to its franchisees. A typical license agreement grants the licensee the right to use on a non-exclusive basis and to sublicense certain intellectual property rights of the Company, including the Company's brand names, logos, trademarks and service marks. These intellectual property rights may be used only in connection with the operation and promotion of a unit, and the sale of branded merchandise, at a specified location. The agreement remains in effect for the term of the underlying franchise agreement.

     The Company has entered into a master license agreement with PH Asia entitling PH Asia to use and sublicense the Planet Hollywood name in connection with developing, franchising and operating Planet Hollywood units throughout most of Asia (excluding Japan) and in certain Middle East countries. The Company receives no royalties from PH Asia under this agreement but, through its 50% equity interest in PH Asia, is entitled to 50% of the distributable profits realized by PH Asia. The license is subject to termination by the Company upon a material breach of the agreement by PH Asia, in which event PH Asia would have no rights to franchise or sublicense additional units and the Company would have the right to replace PH Asia with respect to units then in operation. In such event, however, the holder of the other 50% equity interest in PH Asia would continue to receive its share of royalties and profits attributable to units then in operation. See "Certain Transactions."

     Sales of counterfeit merchandise bearing the Company's trademarks have occurred from time to time. The Company has attempted, and will continue to attempt, to control the sale of counterfeit merchandise by instituting legal proceedings against manufacturers of counterfeit merchandise. Management believes that sales of such counterfeit merchandise have not had a material adverse effect on the Company's merchandise sales.

COMPETITION

     The restaurant and retail merchandising industries are affected by changes in consumer tastes and by international, national, regional and local economic conditions and demographic trends. Changes in discretionary spending priorities, traffic patterns, tourist travel, weather conditions, employee availability and the type, number and location of competing restaurants also directly affect the performance of the Company's individual units. Changes in any of these factors in the markets where the Company currently operates units could adversely affect the Company's results of operations. Moreover, the theme restaurant industry is relatively young, is particularly dependent on tourism and has seen the emergence of a number of new competitors.

     The restaurant and retail merchandising industries are highly competitive based on the type, quality and selection of the food or merchandise offered, price, service, location and other factors. The Company believes its units are distinguished from those of its competitors by their exciting and high energy environments, the active involvement of celebrities, extensive displays of unique memorabilia, high-quality, popular cuisine and attentive service. However, many well-established restaurant companies with greater financial, marketing and other resources and longer histories than the Company compete with the Company in many markets. In addition, some competitors have design and operating concepts similar to those of the Company and often locate their units in close proximity to the Company's units.

EMPLOYEES

     As of June 30, 1996, the Company employed approximately 6,400 persons, 175 of whom were corporate management and administrative employees, 625 were restaurant and merchandise management personnel, and 5,600 were employed in non-management restaurant and merchandising operations. The Company's employees are not covered by a collective bargaining agreement, and the Company has never experienced an organized work stoppage, strike or labor dispute. The Company considers relations with its employees to be satisfactory.

GOVERNMENTAL REGULATION

     Alcoholic Beverage Regulation. The Company's units are subject to licensing and regulation by a number of governmental authorities. The Company is required to operate its units in strict compliance with federal licensing requirements imposed by the Bureau of Alcohol, Tobacco and Firearms of the United States Department of Treasury, as well as the licensing requirements of the states and municipalities where its units are located. Alcoholic beverage control regulations require each of the Company's units to apply to a state authority and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the units, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. The Company has obtained all regulatory permits and licenses necessary to operate its units that are currently open, and intends to do the same for all future units. Failure on the part of the Company to comply with federal, state or local regulations could cause the Company's licenses to be revoked and force it to terminate the sale of alcoholic beverages at its units. To reduce this risk, each Company unit is operated in accordance with procedures intended to ensure compliance with applicable laws and regulations. The failure to receive or retain, or any delay in obtaining, a liquor license in a particular location could adversely affect the Company's ability to obtain such a license elsewhere.

     The Company is subject to "dram-shop" laws in several of the states in which it has units. These laws generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to such person. While the Company carries liquor liability coverage as part of its existing comprehensive general liability insurance, there can be no assurance that it will not be subject to a judgment in excess of such insurance coverage or that it will be able to obtain or continue to maintain such insurance coverage at reasonable costs, or at all. The imposition of a judgment substantially in excess of the Company's insurance coverage, or the failure or inability of the Company to obtain and maintain insurance coverage, could materially and adversely affect the Company.

     Other Regulations. The Company's units are subject to regulation by federal and foreign agencies and to licensing and regulation by foreign, state and local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of restaurants and retail establishments. These regulations include matters relating to environmental, building construction, zoning requirements and the preparation and sale of food. Various federal, foreign and state labor laws govern the Company's relationship with its employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. Significant additional government-imposed increases in minimum wages, paid leaves or absence and mandated health benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities could have an adverse effect on the Company. Delays or failures in obtaining the required construction and operating licenses, permits or approvals could delay or prevent the opening of new units.

     The federal Americans With Disabilities Act ("ADA") prohibits discrimination on the basis of disability in public accommodations and employment. The Company's units are currently designed to be accessible to the disabled. The Company intends to continue to comply with the ADA and future regulations relating to accommodating the needs of the disabled, and the Company does not anticipate that such compliance will have a material effect on its operations.

     The Company, through a wholly owned subsidiary, owns and operates an aircraft for use primarily by celebrities and their guests when travelling to attend new unit openings or other promotional events. The operation of the aircraft is subject to regulation by the Federal Aviation Administration. The Company believes it is in compliance with all regulations pertaining to its operation of the aircraft.

     Units established in countries other than the United States will be subject to governmental regulation in the jurisdictions in which they are established principally in respect of sales of liquor, construction of premises and working conditions of employees. The Company does not believe that such regulations materially adversely affect its business.

LITIGATION

     The Company is a defendant from time to time in routine lawsuits incidental to its business, none of which, individually or in the aggregate, are expected to have a material adverse effect on the Company.

     On April 11, 1996, the Company was served with a complaint in an action filed in New York State Supreme Court by HH Princess Zerina Zainal, a citizen of Malaysia, against a former franchisee of the Company, its chairman, the Company and Mr. Ong. The suit alleges that the defendants conspired to deprive the plaintiff of her alleged interest in a planned franchised unit in Kuala Lumpur when the Company repurchased the franchise rights for such unit. The suit seeks compensatory damages of $5 million and the rescission of the Company's repurchase of the franchise rights. The Company considers the allegations against it in the complaint to be completely without merit and intends vigorously to defend the action. The Company filed a motion to dismiss the action on May 30, 1996. The Company does not believe that the lawsuit, even if adversely determined, will have a material impact on the Company's financial condition or results of operations. The former franchisee has agreed to indemnify the Company for any damages that may result from this lawsuit.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows (ages as of June 30, 1996):

               NAME                  AGE                     POSITION
-----------------------------------  ---   --------------------------------------------
Keith Barish.......................  51    Chairman of the Board and Director
Robert Earl........................  45    President, Chief Executive Officer and
                                           Director
Ong Beng Seng......................  50    Director
Isadore Sharp......................  64    Director
Robert Krasnow.....................  59    Director
Mark McCormack.....................  65    Director
Claudio Gonzalez...................  62    Director
Michael Tarnopol...................  59    Director
Thomas Avallone....................  37    Executive Vice President, Chief Financial
                                             Officer and Director
John Thall.........................  40    Vice President of Corporate Operations
William Lombardo...................  43    Vice President, Food and Beverage Operations
Scott Johnson......................  39    Vice President, General Counsel and
                                             Secretary
James MacGregor....................  43    Corporate Executive Chef

     Pursuant to the Restated Certificate and Bylaws of the Company, the Board is divided into three classes of Directors, denoted as Class I, Class II and Class III, serving staggered three-year terms with one class of the Board of Directors elected each year. The Class I directors are Messrs. Avallone, Sharp and McCormack, the Class II directors are Messrs. Krasnow, Ong and Gonzalez and the Class III directors are Messrs. Barish, Earl and Tarnopol. The initial terms of the Class I, Class II and Class III directors will expire at the annual meeting of the stockholders of the Company in 1997, 1998 and 1999, respectively.

     Keith Barish is the co-founder of the Company and a movie producer who has been instrumental in securing the support of many of the Company's celebrity stockholders. Mr. Barish continues to provide a crucial link between the entertainment world and the Company. Since 1979, Mr. Barish has been the producer or executive producer of 18 motion pictures, including The Fugitive, Ironweed, The Running Man, Sophie's Choice and 9 1/2 Weeks. In 1987, Mr. Barish was honored as Producer of the Year by the National Association of Theater Owners. Mr. Barish has been Chairman of the Company since its inception and has been a director of PHII since its organization.

     Robert Earl co-founded the Company with Mr. Barish in 1991 and has over 23 years' experience in the restaurant industry. In 1977, Mr. Earl founded President Entertainment, a company that developed theme restaurants. Under Mr. Earl's leadership, over the next ten years, President Entertainment grew to a $120 million enterprise. In 1988, Mr. Earl sold President Entertainment to Pleasurama plc ("Pleasurama") and joined the Pleasurama management team, where he assumed responsibility for the management of another theme restaurant, Hard Rock Cafe International plc ("Hard Rock Cafe"). During his five years in charge of Hard Rock Cafe, Mr. Earl pioneered its expansion from seven to 22 units while substantially increasing its profitability. In 1993, Mr. Earl resigned from Hard Rock Cafe to concentrate full-time on running the Company. He has been President and Chief Executive Officer of the Company since its inception and a director of PHII since its organization.

     Ong Beng Seng has been a director of the Company since February 1996. He is a co-founder and has been a Managing Director since 1980 of Hotel Properties Limited ("HPL"), a Singapore public-listed company. HPL has diversified interests in the hotel, leisure and retail industries spanning Asia, Europe and North America. Mr. Ong also has personal diversified interests ranging from the oil, stockbrokering and automotive industries to art and concert promotion.

     Isadore Sharp has been a director of the Company since February 1996. Mr. Sharp has been Founder, Chairman and Chief Executive Officer of Four Seasons Hotels Inc. since 1961, a director of the Bank of Nova Scotia since 1990 and a director of the Bank of Nova Scotia Trust Co. since 1992.

     Robert Krasnow has been a director of the Company since February 1996. Mr. Krasnow has worked in the music and entertainment industry for over 35 years. Mr. Krasnow is the President of Krasnow Entertainment, which he founded in 1994. From 1983 to 1994, Mr. Krasnow was Chairman and Chief Executive Officer of Elektra Records, an affiliate of Time Warner Corporation.

     Mark McCormack has been a director of the Company since June 1996. Mr. McCormack is the Chairman and Chief Executive Officer of the Cleveland-based sports and entertainment conglomerate known as International Management Group, which he founded in 1965. Mr. McCormack has also authored a number of best-selling business and management books.

     Claudio Gonzalez has been a director of the Company since June 1996. Mr. Gonzalez has been the Chairman and Chief Executive Officer of Kimberly Clark de Mexico since 1973. Mr. Gonzalez is also currently a member of the Board of Directors of Kimberly Clark Corporation, Kellogg Company, General Electric Company, Chemical Bank Advisory Board, Banco Nacional de Mexico, IBM World Trade Latin America, Grupo Carso, Grupo Industrial Alfa, Impulsora del Fondo Mexico, Telefonos de Mexico, Stanford University Graduate School of Business Advisory Council, and Grupo Modelo.

     Michael Tarnopol has been a director of the Company since June 1996. Mr. Tarnopol has been a Senior Managing Director and Chairman of the Investment Banking Division of Bear, Stearns & Co., Inc. ("Bear Stearns") since 1988. Mr. Tarnopol joined Bear Stearns in 1975 and headed the firm's International Department from 1975 until 1985, at which time he was appointed head of the Mergers & Acquisitions Department of Bear Stearns. He is a member of the Board of Directors of The Bear Stearns Companies, and an Executive Vice President, a member of the Executive Committee and Chairman of Bear Stearns International, Ltd. He is a Trustee of the University of Pennsylvania and a member of the Board of Overseers of the Wharton School of Business.

     Thomas Avallone, Executive Vice President, Chief Financial Officer and director of the Company, has been involved in the entertainment theme restaurant industry for over 15 years. From July 1987 until joining the Company in September 1994, Mr. Avallone served as Chief Financial Officer of Hard Rock Cafe and Rank Leisure USA. He has been a director of the Company since February 1996. Prior to serving in those positions, Mr. Avallone, a certified public accountant, was a Senior Manager at Laventhol and Horwath CPAs, a public accounting firm, specializing in that firm's leisure industry practice.

     John Thall, Vice President of Corporate Operations, has over 16 years' experience in the restaurant and entertainment business. From 1981 until 1986, Mr. Thall was Director of Operations for the French Pavillion at EPCOT Center, Walt Disney World. In 1986, Mr. Thall joined Rank Leisure USA where he was responsible for that Company's fine-dining division. In 1991, Mr. Thall joined the Company as Director of Operations and assumed his current duties in September 1995.

     William Lombardo, Vice President, Food and Beverage Operations, has been actively involved in the restaurant business for over 15 years. In 1985, Mr. Lombardo joined Darden Restaurants, Inc. ("Darden"), a full-service restaurant chain company, where he began as Vice President of Marketing. He became Senior Vice President and Division General Manager for Darden in April 1993 and then served as its Vice President for Food and Beverage from January 1995 until he joined the Company in his present capacity in November 1995.

     Scott Johnson has been Vice President, General Counsel and Secretary of the Company and its Predecessors since joining the Company in March 1994. From January 1992 to March 1994, Mr. Johnson was engaged in the private practice of law. From May 1990 through January 1992, Mr. Johnson was Senior Vice President and General Counsel of Financial Benefit Life Insurance Company, having previously served as Deputy General Counsel of Independence Blue Cross (formerly, Blue Cross of Greater Philadelphia).

     James MacGregor, Corporate Executive Chef, has over 20 years' experience in the restaurant business. Between 1978 and August, 1985, Mr. MacGregor was Chef at the renowned New Orleans restaurant, Stephen & Martin, and in 1983 became a member of the American Culinary Federation. In 1988, he was named Executive Corporate Chef of Hard Rock Cafe, serving in that position until he joined the Company in 1992. Mr. MacGregor serves as a judge for the Acadiana Culinary Classic, where he has earned more awards than anyone else in the Classic's history. Mr. MacGregor's recipes have appeared in many of the major U.S. food publications as well as several international publications.

ADDITIONAL KEY PERSONNEL

     Certain additional key personnel of the Company are as follows (ages as of June 30, 1996):

               NAME                  AGE                     POSITION
-----------------------------------  ---   --------------------------------------------
Tina Barnes........................  28    Vice President of Merchandise
Daniel Harf........................  37    Vice President of Operations, Planet
                                             Hollywood
Gary Kerns.........................  55    Vice President of Marketing, Planet
                                             Hollywood
Lisa Havey Long....................  35    Vice President of Public Relations, Planet
                                             Hollywood
Thomas Mandula.....................  36    Vice President of Finance, Planet Hollywood
John McCann........................  48    Vice President of Development, Planet
                                             Hollywood
David Terry........................  39    Vice President of Operations, Official All
                                             Star Cafe
C. Dawn Wadsworth..................  33    Vice President of Finance, Official All Star
                                             Cafe
James Stanley......................  45    Executive Vice President of Operations,
                                             Marvel Mania

     Tina Barnes joined the Company as Director of Merchandising in April 1992 and became Vice President of Merchandise for the Company in December 1995. From August 1989 to March 1992, Ms. Barnes was Merchandise Buyer for Hard Rock Cafe and prior thereto, she was employed by the Walt Disney World Company in both the Merchandise and Entertainment Divisions.

     Daniel Harf has been Vice President of Operations for Planet Hollywood since joining the Company in October 1991 and has over ten years' experience in the theme-restaurant industry. From January 1989 to October 1991, Mr. Harf was Vice President, Human Resources and a Regional Director of Hard Rock Cafe. Prior to joining Hard Rock Cafe, Mr. Harf owned and operated theme restaurants and nightclubs in California.

     Gary Kerns has been Vice President of Marketing for Planet Hollywood since August 1995. Mr. Kerns began working with Robert Earl in 1984 at both Rank Leisure USA and Hard Rock Cafe, where he served as Vice President of Corporate Communications. Prior thereto, Mr. Kerns founded and managed an advertising/public relations agency. Mr. Kerns has earned Advertising Age's Silver Medal for lifetime achievement and is a lifetime member and past president of the Orlando Area Ad Club, Florida Public Relations Association and American Marketing Association.

     Lisa Havey Long has been Vice President of Public Relations for Planet Hollywood since August 1991. Prior to August 1991, Ms. Long was the senior account executive in charge of entertainment and film accounts (including Dances with Wolves and Sea of Love) for Zarem, Inc., a public relations firm.

     Thomas Mandula has been Vice President of Finance for Planet Hollywood since 1992. Prior to 1992, Mr. Mandula was Senior Audit Manager and Director of Accounting Systems Consulting at KPMG Peat Marwick. Mr. Mandula, a certified public accountant, is a member of the Ohio State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

     John McCann has been Vice President of Development for Planet Hollywood since January 1991 and has been involved in theme restaurant and entertainment design and construction for 15 years. From January 1988 to January 1991, he was President and Principal Owner of John McCann & Associates, a firm specializing in theme restaurant design and construction. Prior thereto, Mr. McCann was a partner and principal in Jenkins-McCann, a construction and development company with its primary market in restaurant and themed entertainment projects.

     David Terry has been Vice President of Operations for Official All Star Cafe since September 1993. Mr. Terry has over fifteen years' experience in the restaurant industry. From September 1987 to September 1993, he served as Vice President for Development for Hard Rock Cafe, in charge of international development and European operations. Prior to September 1987, Mr. Terry was a Regional Director of C&C Services, Inc., responsible for the operations of 12 restaurants in Northern California.

     C. Dawn Wadsworth has been Vice President of Finance for Official All Star Cafe since October 1995. From June 1994 to September 1995, Ms. Wadsworth was Corporate Controller of Pelican USA, a restaurant company in Orlando. From July 1989 to May 1994, Ms. Wadsworth was Director of Financial Reporting for Hard Rock Cafe.

     James Stanley has been Executive Vice President of Operations for Marvel Mania since June 1995 and has over 22 years' experience in restaurant operations. From March 1987 to May 1995, Mr. Stanley was Vice President of Operations for Hard Rock Cafe. Prior thereto, he was the Director of Operations for a 30-unit restaurant chain in Southern California.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established an Audit Committee, a Compensation Committee and a Stock Option Committee.

     The Audit Committee, which consists of Messrs. Krasnow, Ong, Sharp, and Gonzalez, among other things, makes recommendations to the Board regarding the independent auditors to be nominated for ratification by the stockholders, reviews the independence of such auditors, approves the scope of the annual activities of the independent auditors and reviews audit results.

     The Compensation Committee, which consists of Messrs. Earl, Sharp and Krasnow, recommends to the Board compensation plans and arrangements with respect to the Company's executive officers and directors.

     The Stock Option Committee, which consists of Messrs. Barish and Earl, administers certain benefit plans for employees and other persons associated with the Company, including the Employee Plan and the Celebrity Plan (as defined below). See "-- Stock Incentive Plans." Messrs. Barish and Earl are not entitled to receive options under any of the Company's benefit plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to the Initial Public Offerings, there was no Compensation Committee of the Board of Directors. During fiscal 1995, executive compensation decisions were made by Robert Earl, President and Chief Executive Officer of the Company.

DIRECTORS' COMPENSATION

     Directors who are not compensated as officers of the Company receive $20,000 in annual fees, with an additional $1,000 payment for each Board meeting attended and a $500 payment for each Committee meeting. Directors who are compensated as Company employees receive no additional compensation for service as a director. All directors are eligible to receive stock options. See
"-- Stock Incentive Plans." The Company will also reimburse each director for out-of-pocket expenses incurred in attending meetings of the Board of Directors and its committees.

EXECUTIVE COMPENSATION

     The following table sets forth certain compensation awarded to, earned by or paid to the Chief Executive Officer and each of the other four most highly compensated executive officers of the Company (collectively, the "Named Executives"), for services rendered in all capacities to the Company during fiscal 1995.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG TERM
                                                                              COMPENSATION
                                                                                 AWARDS
                                         ANNUAL COMPENSATION(A)               ------------
                              ---------------------------------------------    SECURITIES
                                                             OTHER ANNUAL      UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR   SALARY($)   BONUS($)   COMPENSATION($)    OPTIONS(#)    COMPENSATION($)
----------------------------  ----   ---------   --------   ---------------   ------------   ---------------
Robert Earl, Chief Executive
  Officer...................  1995    500,000      -0-            -0-              --                -0-
Keith Barish, Chairman of
  the Board.................  1995    500,000      -0-            -0-              --                -0-
Thomas Avallone, Chief
  Financial Officer(b)......  1995    206,437     50,000         9,278            5,333              -0-
John Thall, Vice President
  of Corporate Operations...  1995    138,000     65,000         1,450            5,333              -0-
Scott Johnson, General
  Counsel(b)(c).............  1995    129,530     20,000          -0-             5,333             7,933

---------------

(a) The amounts shown in Annual Compensation for 1995 reflect salary and bonus and other annual compensation (including perquisites and other personal benefits (valued in excess of the lesser of $50,000 or 10% of the total salary plus bonus) and amounts reimbursed for payment of taxes) awarded to, earned by or paid to the persons listed for services rendered to the Company during fiscal 1995.

(b) In fiscal 1995, although Messrs. Avallone and Johnson were executive officers of the Company, they were not employees of the Company but rather of Orlando Corporate Services, Inc. ("OCS"), a company wholly owned by Mr. Earl. The amounts shown above reflect compensation paid by OCS to Messrs. Avallone and Johnson for the work they performed for the Company and its consolidated subsidiaries in fiscal 1995, which amounts were reimbursed to OCS by the Company. See "Certain Transactions."

(c) All Other Compensation for Mr. Johnson consists primarily of relocation expenses.

EMPLOYMENT AGREEMENTS

     The Company is party to an employment agreement with Mr. Earl dated August 8, 1995 providing for his employment as President and Chief Executive Officer of the Company and its significant subsidiaries and affiliates, including All Star, through December 31, 2001. The agreement provides for a base salary of $500,000 per year, to be increased by 10% each January 1, beginning January 1, 1996, an annual incentive bonus in the discretion of the Board of Directors of the Company, participation in the Company's stock-based incentive compensation plan for executives and employees and all benefits generally made available to executive officers of the Company. The agreement further provides that Mr. Earl must devote substantially all of his productive time and attention to the business of the Company and that he may not own or participate in the activities of any competing business, although Mr. Earl is entitled to retain his existing ownership in, and remain involved in the management of, The Pelican Group plc as well as Wild Jack's restaurants. The Company has the right to terminate the agreement without any further obligation in the event (i) Mr. Earl resigns from the Company, (ii) he willfully breaches the agreement or (iii) he is convicted of or pleads guilty to a felony involving moral turpitude or certain crimes involving the Company's property. Mr. Earl is entitled to terminate the agreement in the event he is not elected or retained in his present positions at the Company or the Company materially reduces his responsibilities. In the case of such termination, or if the agreement is terminated by the Company without cause or upon Mr. Earl's death or disability, he will be entitled to receive the remainder of his base salary, all incentive bonuses granted and all options awarded under the stock incentive plan. The agreement includes a non-competition provision prohibiting Mr. Earl for a period of two years following the termination of his employment with the Company in most circumstances from working for any company that operates restaurants with a movie, sports or action hero theme.

     The Company is also party to an employment agreement with Mr. Barish dated January 1, 1993 providing for his employment as Chairman of the Board of the Company. The agreement has a current term of one year commencing January 1, 1996 and is automatically renewable each year unless either party gives notice of non-renewal. The agreement provides for a base salary of $500,000, with additional bonuses and any salary increases to be determined by the Board of Directors, and for his participation in the Company's employee benefit plans. The agreement may be terminated by the Company for cause in the event (i) Mr. Barish is convicted of or pleads guilty to a crime involving moral turpitude or certain other crimes involving the Company's property, (ii) he willfully breaches the agreement or (iii) the Board of Directors determines that he has materially failed to perform his duties or has engaged in material wrongful conduct in connection with his employment. If the Company terminates the agreement for any reason other than cause, Mr. Barish will be entitled to continue to receive his salary for a two-year period at the rate in effect at the time of termination. Mr. Barish is entitled to terminate the agreement in the event of a material breach thereof by the Company after giving the Company notice and an opportunity to cure the breach. In the case of such termination, he will be entitled to receive his base salary in effect at that time for the then remaining term of the agreement.

STOCK INCENTIVE PLANS

     The Planet Hollywood International, Inc. 1995 Stock Award and Incentive Plan (the "Employee Plan") and the Planet Hollywood International, Inc. 1995 Celebrity Stock Award and Incentive Plan (the "Celebrity Plan") (collectively, the "Plans") are designed to give certain selected employees and independent contractors of the Company a continuing proprietary interest in the success of the Company. A maximum of four million shares of Class A Common Stock may be issued under the Employee Plan and a maximum of four million shares of Class A Common Stock may be issued under the Celebrity Plan, subject to adjustment as described below.

     The Plans will be administered by the Stock Option Committee. The Stock Option Committee will have full authority, subject to the provisions of the Plans, to determine, among other things, the persons to whom awards under the Plans ("Awards") will be made, the exercise price, vesting, size and form of payment of such Awards, and the specific performance goals (in the case of the Employee Plan), restrictions on transfer and circumstances for forfeiture applicable to Awards.

     Awards under the Employee Plan may be made to officers and employees of the Company (other than to Messrs. Barish and Earl) and to persons or companies acting as independent contractors, and awards under the Celebrity Plan may be granted to celebrities or other independent contractors of the Company. A variety of Awards may be granted under both Plans, including stock options, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units, dividend equivalents, as well as other stock-based or cash-based awards as the Stock Option Committee deem consistent with the purposes of the two Plans. Stock options granted under the Employee Plan may be either "incentive stock options" (as such term is defined in Section 422 of the Code) or non-qualified stock options. Recipients of options under the Plans will not be deemed stockholders with respect to shares purchasable upon exercise of such options prior to the exercise thereof. Unexercised options and SARs granted pursuant to either of the Plans shall be canceled upon the termination of a recipient for cause, and restricted stock is subject to forfeiture upon termination of the recipient's relationship with the Company.

     In the event of a "change of control" (as defined in the Plans), (i) all outstanding options and freestanding SARs granted under either of the Plans will become immediately exercisable in full, (ii) any performance conditions imposed with respect to outstanding Awards shall be deemed to be fully achieved and a pro rata portion of each such outstanding Award granted for all outstanding performance periods shall become payable in cash, with the remainder of such Award being cancelled for no value and (iii) all restrictions applicable to any other Award granted under either of the Plans will lapse and such Awards will become fully vested and nonforfeitable. The Stock Option Committee may make equitable adjustments in the number and kind of shares issuable under, and the exercise price relating to, Awards as the Stock Option Committee may deem necessary to prevent dilution or enlargement of the rights of participants under the Plans as a result of changes in the Company's corporate structure or capitalization.

     Pursuant to the Employee Plan, approximately 560 employees and independent contractors hold options (the "Options") to purchase a total of 1,890,243 shares of Class A Common Stock (after taking into account Options that have been cancelled), including Options granted in 1995 to purchase a total of 872,747 shares of Class A Common Stock at a price of $7.88 per share, Options granted in March 1996 to purchase a total of 174,996 shares of Class A Common Stock at an exercise price of $14.00 per share, Options granted in April 1996 to purchase a total of 60,000 shares of Class A Common Stock at an exercise price of $15.00 per share and Options granted in July 1996 to purchase a total of 782,500 shares of Class A Common Stock at an exercise price of $22.63 per share. The Options will vest and become exercisable in three equal installments, after September 30, 1997, September 30, 1998 and September 30, 1999. The Options will generally remain exercisable after the termination of a recipient's employment or independent contractor relationship with the Company as follows: (i) in the event of the recipient's disability or retirement (in the case of employees), the Options that are vested as of such time will remain exercisable for a period of one year; (ii) in the event of the recipient's death, the vested Options will remain exercisable for one year and the unvested portion of the award will vest at the time of death; (iii) in the event of termination for cause, all the options will be cancelled; and (iv) in the event of termination for any other reason, the vested options will be exercisable for three months and the unvested portion of the award will be cancelled. In addition, the Options cannot be transferred by the recipient to any third party (except upon the recipient's death).

     Section 162(m) of the Code generally disallows a publicly-held corporation a deduction for compensation in excess of $1 million per year paid to the Named Executives. Based upon a special transition rule contained in the Treasury regulations issued pursuant to Section 162(m) of the Code that applies to private corporations that complete an initial public offering, and assuming no material modifications to the Employee Plan, the Company intends to treat all payments made to the Named Executives under the Employee Plan until the annual meeting of stockholders of the Company held in the year 2000 as not subject to the deduction limitations of Section 162(m) of the Code. The deductibility of payments made under the Employee Plan resulting in total covered compensation in excess of $1 million for the Named Executives following the annual meeting of stockholders of the Company held in the year 2000 and thereafter will depend on whether the Company and the Employee Plan comply with the performance-based compensation exception to Section 162(m).

     Pursuant to the Celebrity Plan, 36 celebrities hold options to purchase a total of 3,820,000 shares of Class A Common Stock (after taking into account Options that have been cancelled), including Options granted in 1995 to purchase a total of 2,200,000 shares of Class A Common Stock at an exercise price of $7.88 per share, Options granted in March 1996 and April 1996 to purchase a total of 1,140,000 shares of Class A Common Stock at exercise prices of either $14.00 or $15.00 per share and Options granted in July 1996 to purchase a total of 480,000 shares of Class A Common Stock at an exercise price of $24.00 per share. The celebrity Options are subject to the same terms as the Options issued under the Employee Plan (described above) with respect to vesting schedule and restrictions on transfer. In addition, the celebrity Options will generally remain exercisable after the termination of the recipient's relationship with the Company as follows: (i) in the event of the recipient's disability, the Options that are vested as of such time will be exercisable for a period of one year; (ii) in the event of the recipient's death, the vested Options will remain exercisable for one year and the unvested portion of the award will vest at that time; and (iii) in the event of termination for any reason other than death or disability, the vested options will be exercisable for three months and the unvested portion of the award will be cancelled.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                               POTENTIAL
                                                                                               REALIZED
                                                                                               VALUE AT
                                                                                            ASSUMED ANNUAL
                                                                                               RATES OF
                                                                                              STOCK PRICE
                                                                                             APPRECIATION
                                                                                                  FOR
                                                        INDIVIDUAL GRANTS                     OPTION TERM
                                        -------------------------------------------------   ---------------
                                                      % OF TOTAL
                                         NUMBER OF      OPTIONS
                                        SECURITIES    GRANTED TO    EXERCISE
                                        UNDERLYING     EMPLOYEES    OR BASE
                                          OPTIONS      IN FISCAL     PRICE     EXPIRATION
                 NAME                   GRANTED (#)      YEAR        ($/SH)       DATE      5%($)    10%($)
--------------------------------------  -----------   -----------   --------   ----------   ------   ------
Robert Earl...........................       -0-           -0-        --          --          --       --
Keith Barish..........................       -0-           -0-        --          --          --       --
Thomas Avallone.......................     5,333          0.67        7.88       9/2000     11,626   25,652
John Thall............................     5,333          0.67        7.88       9/2000     11,626   25,652
Scott Johnson.........................     5,333          0.67        7.88       9/2000     11,626   25,652

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Class A Common Stock (including shares of Class A Common Stock issuable upon the exercise of the Warrants) by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Class A Common Stock, (ii) each of the Company's directors, (iii) each Named Executive, and (iv) all directors and executive officers of the Company as a group. Unless otherwise noted in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of Class A Common Stock indicated as being beneficially owned by them.

                                                                      NUMBER OF SHARES
                                                                         OF CLASS A       PERCENT
NAME                                                                  COMMON STOCK(A)    OWNERSHIP(B)
--------------------------------------------------------------------- ----------------   ---------
Keith Barish(c)......................................................    22,876,263       23.83 %
Robert Earl(d)(e)....................................................    22,876,263       23.83 %
Planet Hollywood Holdings Pte., Ltd.(f)..............................    21,276,667       22.17 %
Thomas Avallone(d)(g)(h).............................................       201,111         *
John Thall(d)(h).....................................................        51,000         *
Scott Johnson(d)(h)..................................................        50,125         *
Ong Beng Seng(f)(i)..................................................    21,276,667       22.17 %
Isadore Sharp(h)(j)..................................................      --              --
Robert Krasnow(k)....................................................        55,556         *
Mark McCormack(l)....................................................      --              --
Claudio Gonzalez(m)..................................................        27,778         *
Michael Tarnopol(n)..................................................         5,000         *
All directors and executive officers as a group (13 persons)(h)(o)...    67,464,937       70.29 %

---------------
 *   Represents holdings of less than one percent.

(a) There are 95,972,565 shares of Class A Common Stock outstanding, including 1,768,165 shares of Class A Common Stock which are held by, or issuable upon exercise of the Warrants to, the Selling Stockholders.
(b) Does not include or account for 11,545,706 shares of non-voting Class B Common Stock outstanding as a result of the All Star Exchange.
(c)  The address for Mr. Barish is c/o Planet Hollywood International, Inc., 140
     W. 57th Street, New York, N.Y. 10019. Includes 600,700 shares which Mr. Barish holds as custodian for an unaffiliated party, as to which he disclaims beneficial ownership.
(d) The address for each of these beneficial owners is c/o Planet Hollywood International, Inc., 7380 Sand Lake Road, Suite 650, Orlando, Florida 32819.
(e) Mr. Earl's shares are held of record by Ropat Limited Partnership, a Nevada limited partnership ("Ropat L.P."), in which Ropat, Inc., a Nevada corporation wholly owned by a Revocable Intervivos Trust for the benefit of Mr. Earl, is the 1% general partner and such trust is the 99% limited partner. Excludes 1,053,793 shares of Class B Common Stock that Mr. Earl beneficially owns as a result of the All Star Exchange through Ropat L.P. In addition, a trust created for the benefit of Mr. Earl's children (the "All Star Trust"), the trustee of which is Serena Holdings Limited, a Jersey, Channel Islands company having no affiliation with Mr. Earl, the Company or its other affiliates, beneficially owns 5,808,851 shares of Class B Common Stock as a result of the All Star Exchange, as to which shares Mr. Earl disclaims beneficial ownership. The shares of Class B Common Stock beneficially owned by Mr. Earl and the All Star Trust represent 1.0% and 5.4%, respectively, of the total number of shares of Common Stock outstanding.
(f) Excludes 300,000 shares beneficially owned by certain employees of PHH as to which PHH and Mr. Ong disclaim any beneficial ownership. PHH is a private Singapore company that is 50% owned by Mr. Ong and 50% owned by HPL, a public Singapore company of which Mr. Ong is the largest stockholder. Each of Mr. Ong and HPL disclaims beneficial ownership of such shares. The address for PHH is c/o Kuo Investments Company, 767 Third Avenue, 33rd Floor, New York, N.Y. 10017.

(g) Mr. Avallone's shares are held of record by Avallone Worldwide Enterprises Limited Partnership, a Nevada limited partnership, in which Avallone Worldwide Enterprises, Inc., a Nevada corporation wholly owned by Mr. Avallone, is the 1% general partner and Mr. Avallone, jointly with his spouse, is the 99% limited partner.
(h) Excludes options to acquire shares of Class A Common Stock which are not exercisable within 60 days of the date of this Prospectus.
(i) The shares listed for Mr. Ong are owned of record by PHH. The address for Mr. Ong is c/o Kuo Investments Company, 767 Third Avenue, New York, NY 10017.
(j) The address for Mr. Sharp is Four Seasons/Regent Hotels and Resorts, 1165 Leslie Street, Don Mills, Ontario, Canada M3C 2K8.
(k) The address for Mr. Krasnow is c/o Krasnow Entertainment, 1755 Broadway, New York, N.Y. 10019.
(l) The address for Mr. McCormack is c/o International Management Group, 1 Erieview Plaza, Suite 1300, Cleveland, Ohio 44114.
(m) The address for Mr. Gonzalez is c/o Kimberly Clark de Mexico, Hose Luis Lagrange, No. 103, 3rd Floor, Colonia, Los Morales, 11510 Mexico, D. F.
(n) The address for Mr. Tarnopol is c/o Bear, Stearns & Co., Inc., 245 Park Avenue, New York, NY 10167.
(o) Excludes 1,053,793 shares of Class B Common Stock that Mr. Earl beneficially owns as a result of the All Star Exchange through Ropat L.P.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information furnished by each Selling Stockholder with respect to the total number of shares of Class A Common Stock held by, or underlying exercisable Warrants of, such Selling Stockholder. See "Description of Capital Stock -- Warrants." Each Selling Stockholder has advised the Company that it has exercised or expects to exercise all its Warrants and to offer for sale from time to time all the shares of Class A Common Stock underlying such Warrants pursuant to this Prospectus.

                                                                            NUMBER OF SHARES OF
                                                                               CLASS A COMMON
                                   NAME                                            STOCK*
--------------------------------------------------------------------------  --------------------
Cudd & Co.................................................................          340,851
Altamira Select American Fund.............................................           85,213
Electra Investment Trust PLC..............................................          279,605
Electra Associates, Inc...................................................           39,943
First Brittania Mezzanine Capital B.V.....................................          170,425
Planetco Ventures Limited.................................................          170,426
American Bankers Insurance Company of Florida.............................           42,606
American Bankers Life Assurance Company of Florida........................           21,303
American Reliable Insurance Company.......................................           21,303
Federal Warranty Service Corporation......................................           42,606
Sureway, Inc..............................................................           42,606
Raptor Global Fund L.P....................................................           21,346
Raptor Global Fund Ltd....................................................           25,308
Tudor BVI Futures, Ltd....................................................          128,131
Tudor Arbitrage Partners L.P..............................................           38,246
The Travelers Insurance Company...........................................           57,519
The Travelers Indemnity Company...........................................           56,241
The Travelers Life and Annuity Company....................................            6,391
The Phoenix Insurance Company.............................................            7,669
ORIX USA Corporation......................................................          127,819
Chris Anderson............................................................           21,303
James J. Goll.............................................................            4,261
Eugene M. Matalene, Jr....................................................            4,261
Robert W. Pangia..........................................................            4,261
**........................................................................
                                                                            --------------------
          Total...........................................................        1,768,165
                                                                            ================

---------------

 * Each Selling Stockholder holds shares or warrants for shares representing less than one percent of the outstanding Class A Common Stock.
** Additional Selling Stockholders to be named supplementally.

                              CERTAIN TRANSACTIONS
ALL STAR CAFE, INC.

  ACQUISITION OF SHARES

     All Star was formed in 1993 by Robert Earl and until August 1995 was owned by Mr. Earl, the All Star Trust (a Jersey, Channel Islands trust formed for the benefit of Mr. Earl's children that acts through a corporate trustee that is unaffiliated with Mr. Earl, the Company or its other affiliates), as well as by certain sports celebrities. In August 1995, after determining that the All Star concept was an appropriate avenue for application of its financial and management resources, the Company used a portion of the proceeds from the sale of its Senior Subordinated Notes and Warrants to purchase a portion of the shares of All Star then owned by each of Mr. Earl and the All Star Trust, representing in the aggregate a 57.9% interest in All Star, for an aggregate purchase price of approximately $567,000 (representing the total equity contributions previously made to All Star by Mr. Earl and the All Star Trust), of which $35,000 was paid to Mr. Earl and $532,000 was paid to the All Star Trust. In addition, All Star repaid its outstanding indebtedness to Mr. Earl and the All Star Trust, which together with accrued interest aggregated $3.4 million (including $1.3 million to Mr. Earl and $2.1 million to the All Star Trust). As a condition of the sale, the Company also obtained the release of certain contingent obligations of Mr. Earl and the All Star Trust relating to the lease of the Official All Star Cafe site in New York City. See Note 7 to the Consolidated Financial Statements of All Star Cafe, Inc. appearing elsewhere herein.

  ALL STAR STOCKHOLDERS' AGREEMENT

     Concurrently with its purchase of the controlling interest in All Star, the Company entered into an agreement with Mr. Earl, the All Star Trust and All Star (the "All Star Stockholders' Agreement") that provided, among other things, for
(i) a commitment by the Company to provide a minimum of $30.0 million to finance the development and construction of Official All Star Cafe units, (ii) restrictions on the transfer of shares of All Star by any of the holders prior to January 1, 2002, (iii) an option in favor of the Company (the "Company Call"), exercisable only during the first quarter of 2001, to purchase the remaining shares of All Star owned by Mr. Earl, the All Star Trust and the sports celebrities and (iv) an option in favor of Mr. Earl and the All Star Trust to purchase the All Star shares owned by the Company in the event of the Company's election not to exercise the Company Call. The terms of the All Star transactions described in this and the prior paragraph were negotiated at arm's length between Mr. Earl and the Trustee for the All Star Trust, on the one hand, and Messrs. Barish and Ong on behalf of the Company, on the other, and are believed to be comparable to those that would have been obtainable from unaffiliated parties.

     Concurrently with the consummation of the Initial Public Offerings, the All Star Stockholders' Agreement was terminated and, pursuant to the All Star Exchange, Mr. Earl, the All Star Trust and the sports celebrities transferred to the Company all the shares of All Star owned by them in exchange for 1,053,793, 5,808,851 and 4,683,062 shares, respectively, of Class B Common Stock of the Company. See "Description of Capital Stock" for information with respect to the Class B Common Stock, including restrictions on resale and conversion of shares of Class B Common Stock.

OTHER

     Prior to January 1995, the Company leased two aircraft owned and operated by a corporation wholly owned by Messrs. Barish and Earl. As a result of a series of transactions effected in January 1995, a wholly owned subsidiary of the Company acquired one of the aircraft (and its attendant liabilities) and Messrs. Barish and Earl each received 28 shares of voting common stock of the Company. The other aircraft (and its attendant liabilities) was acquired by 308 Aviation, Inc., a company wholly owned by Messrs. Barish and Earl. In July 1995, 308 Aviation Inc. became a wholly owned subsidiary of the Company and Messrs. Barish and Earl executed personal guarantees in connection with a refinancing of certain indebtedness related to the aircraft. In addition, the aircraft owned by the Company's subsidiary was sold to an unaffiliated third party. Apart from the aggregate 56 shares of the Company's common stock and $300 received in connection with the July 1995 transactions, Messrs. Barish and Earl received no economic benefit as a result of the transactions described in this paragraph.

     Throughout fiscal 1995, Messrs. Avallone and Johnson and certain other officers and employees of the Company (a total of 16 persons) were employed and compensated by Orlando Corporate Services, Inc. ("OCS"), a company wholly owned by Mr. Earl. OCS provided management services to the Company and to several other companies controlled by Mr. Earl (including All Star) and allocated the salaries and other costs associated with these individuals among the various companies at cost based on the amount of time the individuals dedicated to each company. In fiscal 1995, the Company paid a total of $0.9 million to OCS for its allocable share (approximately 90%) of the total costs incurred by OCS for these individuals, including the compensation and out-of-pocket costs for Messrs. Avallone ($216,000) and Johnson ($158,000). Effective January 1, 1996, these individuals became employees of the Company and there is no present relationship between the Company and OCS.

     At December 31, 1995, the Company had outstanding notes payable to stockholders totalling $70.75 million, consisting of (i) $66.25 million held by PHDFP (a wholly owned subsidiary of PHH, an entity 50% owned by Mr. Ong (a director of the Company) and 50% owned by HPL, a public company of which Mr. Ong is the largest stockholder), (ii) $2.25 million held by Mr. Barish (Chairman of the Board), and (iii) $2.25 million held by Mr. Earl (President and Chief Executive Officer and a director of the Company).

The proceeds of these notes were used primarily to finance the development of new restaurant-merchandise stores. The notes payable to PHDFP (an entity wholly owned by PHH) were guaranteed by Messrs. Barish and Earl and were secured by substantially all the assets of the Company and by the shares of Class A Common Stock beneficially owned by Messrs. Barish and Earl. All the notes were prepaid with a portion of the net proceeds of the Initial Public Offerings and all liens granted in connection therewith were released. In addition, during fiscal 1995, the principal stockholders (Messrs. Barish and Earl and PHH) or their affiliates advanced $21.6 million to the Company under various loan and credit facilities at an effective interest rate of 20% per annum. These advances were made to develop and construct new units in 1995 and were prepaid with a portion of the proceeds from the Senior Subordinated Notes. During fiscal 1993, 1994 and 1995, approximately $0.7 million, $4.3 million and $7.7 million, respectively, were paid to the principal stockholders as interest and charged to interest expense and approximately $0.5 million, $1.0 million and $0.7 million, respectively, were paid to the principal stockholders as interest and capitalized to leasehold improvements.

     In December 1992, the Company entered into a master franchise and license arrangement with PH Asia (an entity that is 50% owned by each of the Company and HPL Group, a Singapore public company of which Mr. Ong is the largest stockholder). Pursuant to this arrangement, which was amended as of July 1, 1995, PH Asia has the rights to license and develop Planet Hollywood units throughout most of Asia (excluding Japan) and certain countries in the Middle East and to receive royalties in respect of the operation of any such units. PH Asia's obligation to pay the Company franchise fees or continuing royalties related to these units was terminated in connection with the Company's acquisition of a 50% interest in PH Asia. The Company acquired its 50% interest in PH Asia in connection with the January 1995 Reorganization as a capital contribution from the parent company of PHIL in exchange for the issuance to PHIL of shares of voting common stock. In December 1995, the Company reacquired from a former franchisee its rights to open units in Kuala Lumpur, Taipei and Bangkok as a sub-franchisee of PH Asia. Through its equity ownership in PH Asia, the Company will recover 50% of the royalties it will be required to pay to PH Asia in respect of these units and the balance will be distributed to HPL Group.

     During 1995, PHH, a company affiliated with Mr. Ong, paid $2.0 million to the Company for the franchise rights to develop one Planet Hollywood unit in the Philippines and the Company has entered into a franchise agreement with PHH concerning the operation of this unit.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 250,000,000 shares of Class A Common Stock, 25,000,000 shares of Class B Common Stock and 25,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of October 1, 1996, the Company had outstanding 95,972,565 shares of Class A Common Stock, 11,545,706 shares of Class B Common Stock and no shares of Preferred Stock. As of October 1, 1996, there were 1,780 holders of record of Class A Common Stock. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Company's Restated Certificate and Bylaws.

COMMON STOCK

     The Restated Certificate provides for two classes of common stock, Class A Common Stock and Class B Common Stock (collectively, the "Common Stock"), which are substantially identical except with respect to voting rights. Each share of Class A Common Stock entitles the holder of record to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Shares of Class B Common Stock have no voting or approval rights.

     Holders of Class A Common Stock do not have cumulative voting rights for the election of directors; therefore, holders of a majority of the shares voting for the election of directors can elect all the directors, in which event the holders of the remaining shares will not be able to elect any directors.

     Holders of the Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor and are entitled to share ratably in all assets of the Company remaining after the payment of all liabilities upon the liquidation, dissolution or winding-up of the

Company. The Common Stock has no preemptive or conversion rights or the benefit of any sinking fund and is not subject to redemption or to liability for any further calls by the Company. The outstanding shares of Common Stock are, and the shares of Class A Common Stock being offered hereby will be, when issued and delivered against payment therefor, fully paid and nonassessable.

     In connection with the All Star Exchange, the holders of the Class B Common Stock agreed that the Class B Common Stock will be neither convertible into Class A Common Stock nor transferable prior to the third anniversary of the consummation of the All Star Exchange (May 1999). After such date, holders of Class B Common Stock will be permitted to convert or sell up to 50% of their shares of Class B Common Stock, and all restrictions on convertibility and transferability of Class B Common Stock will terminate on the fifth anniversary of the All Star Exchange (May 2001). Shares of Class B Common Stock will be automatically converted into Class A Common Stock upon transfer.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Class A Common Stock is SunTrust Bank, Central Florida, National Association.

PREFERRED STOCK

     The Company may issue up to 25,000,000 shares of Preferred Stock in one or more series. The Board of Directors has the authority, without any vote or action by the stockholders, to issue Preferred Stock and to fix the designations, preferences, rights, qualifications, limitations and restrictions thereof, including the voting rights, dividend rights, dividend rate, conversion rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series. There are no agreements or understandings for the designation of any series of Preferred Stock or the issuance of shares thereunder. See "-- Certain Anti-Takeover Matters -- Blank Check Preferred Stock."

WARRANTS

     The Company has outstanding Warrants to purchase 1,533,831 shares of Class A Common Stock. The Warrants are exercisable at any time and, to the extent not previously exercised, will terminate on September 21, 2000. The number of shares of Class A Common Stock issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain customary dilutive events.

LIMITATION OF LIABILITY

     The Restated Certificate provides that directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under federal securities laws.

CERTAIN ANTI-TAKEOVER MATTERS

     The Company is subject to Section 203 of the Delaware General Corporation Law. In general, subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon the consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Section 203 defines a "business combination" to include certain mergers, consolidations, asset sales and stock issuances and certain other transactions resulting in a financial benefit to an "interested stockholder." In addition, Section 203 defines an "interested stockholder" to include any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such an entity or person.

     The Restated Certificate and Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include a classified Board of Directors, advance notice requirements for director nominations and actions to be taken at annual meetings, the inability of the stockholders to call for a special meeting of the stockholders or take any action by written consent without the approval of the Board of Directors, the requirement for approval by 66 2/3% of the stockholder votes to amend the Bylaws or certain provisions of the Restated Certificate or to remove a director without cause and the availability of authorized but unissued blank check preferred stock.

     Classified Board of Directors. The Restated Certificate provides for a Board of Directors divided into three classes, with one class to be elected each year and serve for a three-year term. See "Management." As a result, at least two annual meetings of stockholders may be required for the stockholders to change a majority of the Board of Directors. The classification of directors will effectively make it more difficult to change the composition of the Board of Directors and will instead promote a continuity of existing management.

     Advance Notice Requirements. The Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders of the Company. These procedures provide that notice of such stockholder proposals must be timely given in writing to the Secretary of the Company prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting. The notice must contain certain information specified in the Bylaws.

     Special Meetings of Stockholders. The Bylaws deny stockholders the right to call for a special meeting of stockholders. The Bylaws provide that special meetings of the stockholders may be called only by the Company's Chief Executive Officer or a majority of the Board of Directors.

     Written Consent of Stockholders. The Bylaws require all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting, unless the action is approved by a majority of the Board of Directors. In case of such approval, the action may be taken by written consent of the number of stockholders otherwise required for approval of such action subject to compliance with the notice and other requirements of the Restated Certificate and Bylaws.

     Amendment of Bylaws and Charter and Removal of Directors. The Restated Certificate and the Bylaws require the approval of 66 2/3% of the voting shares for amending any by-law or those provisions of the Restated Certificate described under this sub-heading or for removing any director without cause. These provisions will make it more difficult to dilute the anti-takeover effects of the current Bylaws and Restated Certificate.

     Blank Check Preferred Stock. The Restated Certificate provides for 25,000,000 authorized shares of Preferred Stock, none of which has yet been issued. The existence of authorized but unissued Preferred Stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in the Company's best interests, the Board of Directors could cause shares of Preferred Stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the Restated Certificate grants the Board of Directors broad power to establish the rights and preferences of authorized and unissued Preferred Stock. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of the Company. The Board of Directors does not currently intend to seek stockholder approval prior to any issuance of Preferred Stock, unless otherwise required by law.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The Company has outstanding 107,518,271 shares of Common Stock, including 14,115,065 shares of Class A Common Stock that were sold in the Initial Public Offerings and issued in the Exchange Offers, 11,545,706 shares of Class B Stock that were issued in the All Star Exchange, as well as 1,768,165 shares of Class A Common Stock held by, or issuable upon exercise of outstanding Warrants to, the Selling Stockholders and which may be offered and sold in the Offering. In addition, the Company has outstanding options to purchase up to 5,710,243 shares of Class A Common Stock. All the shares of Class A Common Stock sold in the Initial Public Offerings and issued in the Washington/Maui Exchange, the New York Exchange and the Supplemental London Exchange are, and upon the effectiveness of this Registration Statement of which this Prospectus forms a part, the shares that are held by, or issuable upon the exercise of outstanding Warrants to, the Selling Stockholders will be, freely transferable by persons other than "affiliates" of the Company (as such term is defined in Rule 144, "Affiliates"), without restriction or further registration under the Securities Act. The remaining 80,089,324 shares of Class A Common Stock and all shares of Class B Common Stock outstanding are "restricted securities" within the meaning of Rule 144 ("Rule 144") under the Securities Act and may not be sold in the absence of registration under the Securities Act or an available exemption therefrom (such as Rule 144 under the Securities Act). See "-- Registration Rights."

     In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose securities are aggregated) who (together with predecessor holders who were not Affiliates) has beneficially owned shares of Common Stock which are treated as restricted securities for at least two years from the date such shares were acquired from the Company or an Affiliate thereof, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Class A Common Stock or
(ii) the average weekly trading volume of the then outstanding shares of Class A Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed with the Commission under Rule 144. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and the availability of current public information about the Company. In addition, Affiliates must comply with the restrictions and requirements of Rule 144 (other than the two-year holding period requirement) in order to sell shares of Class A Common Stock that are not restricted securities (such as shares acquired by Affiliates in the public market). Furthermore, commencing three years after the acquisition of restricted securities from the Company or an Affiliate, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an affiliate for at least three months prior to such sale would be entitled to sell such securities immediately without regard to the volume limitations and other conditions described above.

     In connection with the January 1995 Reorganization, the Company issued to certain of its employees 1,433,333 shares of Class A Common Stock (the "Restricted Employee Shares"). The Restricted Employee Shares are transferable subject to a "right of first refusal" in favor of the Company to purchase the shares proposed to be transferred to a third party upon the same terms as the proposed transfer. If the Company declines to purchase the Restricted Employee Shares, they may be transferred to a third party upon the same terms within 120 days. The Company is not required to register any Restricted Employee Shares. The Restricted Employee Shares are subject to a vesting schedule (with the majority of shares becoming 100% vested as of December 31, 1999) and are subject to forfeiture in the event that the recipient's relationship with the Company is terminated for any reason other than death or permanent disability.

     Pursuant to separate stock issuance agreements entered into at the time of the January 1995 Reorganization, celebrities and other stockholders received 12,783,333 shares of Class A Common Stock (the "Celebrity Shares") in exchange for their participation interests in PHIL and PHI. The Celebrity Shares may not be transferred by the holders thereof (other than to trusts or wholly owned entities for tax planning purposes) without the consent of the Company and except as described below. Following October 15, 1996, such holders may begin to transfer up to 50% of the Celebrity Shares held by them, and the restrictions on transfer on the balance of such Celebrity Shares will completely lapse by April 24, 1999.

     The Company believes that, under prevailing interpretations of Rule 144, all the shares of Class A Common Stock issued in the January 1995 Reorganization are subject to applicable holding period limitations until January 1997. Beginning in January 1998, to the extent they continue to be held by non-Affiliates, up to 9,982,466 shares of Class A Common Stock will become freely tradeable without registration under Rule 144, with an additional 4,425,000 shares becoming freely tradeable without registration under Rule 144 as of April 24, 1999 and up to an additional 573,334 shares becoming freely tradeable without registration under Rule 144 as of December 31, 1999 (in accordance with the lapsing of certain vesting and transfer restrictions). In addition, up to 65,341,193 shares of Class A Common Stock currently held by Affiliates will become freely tradeable without registration under Rule 144 as of January 1998 to the extent they are no longer held by Affiliates. The 11,545,706 shares of Class B Common Stock will become freely transferable without registration under Rule 144 to the extent not held by Affiliates as of April 24, 1999.

     In addition, during fiscal 1995 the Company issued options to certain employees under the Employee Plan to purchase approximately 1,130,733 shares of Class A Common Stock (of which options to purchase 872,747 shares remain outstanding) and issued options to certain celebrities under the Celebrity Plan to purchase 2,250,000 shares of Class A Common Stock (of which options to purchase 2,200,000 shares remain outstanding). In March 1996, the Company issued options to certain employees under the Employee Plan to purchase approximately 205,661 shares of Class A Common Stock and issued options to certain celebrities under the Celebrity Plan to purchase 880,000 shares of Class A Common Stock. In April 1996, the Company issued options to certain employees under the Employee Plan to purchase 60,000 shares of Class A Common Stock and issued options to certain celebrities under the Celebrity Plan to purchase 260,000 shares of Class A Common Stock. In July 1996, the Company issued options to certain employees under the Employee Plan to purchase 782,500 shares of Class A Common Stock and issued options to certain celebrities under the Celebrity Plan to purchase 480,000 shares of Class A Common Stock. All such options are subject to a vesting schedule that provides for vesting in three installments on each of September 30, 1997, September 30, 1998 and September 30, 1999. The Company intends to file a Registration Statement on Form S-8 covering all shares of Class A Common Stock issuable under the Employee Plan and the Celebrity Plan (an aggregate of 5,710,243 shares as of the date of this Prospectus). Accordingly, any shares issued upon exercise of outstanding options will be eligible for sale in the public market after the effective date of such Registration Statement. See "Management -- Stock Incentive Plans" and "Description of Capital
Stock -- Common Stock."

     No prediction can be made as to the effect, if any, that future public sales of shares or the availability of shares for future sale, will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Class A Common Stock in the public market, or the perception that such sales could occur, could have an adverse impact on the market price and could impair the Company's future ability to raise capital through the sale of equity securities.

REGISTRATION RIGHTS

     Beginning October 16, 1996, celebrity stockholders will have the right to require the Company to register Celebrity Shares held by them that are otherwise transferable at that time as part of any registration under the Securities Act by the Company of any of its capital stock. In addition, holders of over 50% of the total number of Celebrity Shares outstanding will have the right to require the Company to register those Celebrity Shares held by them and by other celebrity holders who elect to include their shares in such registration, but only to the extent such shares are otherwise transferable at that time.

     In connection with the London Exchange, the Company has granted to the holders of substantially all the minority interests in PH London the right to require the Company to register up to 833,333 shares of Class A Common Stock received by them in the London Exchange on a registration statement at any time on or after October 16, 1996. In addition, such persons will have the right to include such shares in a registration statement with respect to any underwritten offering by the Company of its Common Stock.

     The Company is responsible for certain of the expenses associated with the registration of the shares described in the foregoing paragraphs. The Company does not believe such expenses, either individually or in the aggregate, will have any material impact on the Company's results of operations or financial condition.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States Federal tax consequences of the ownership and disposition of Class A Common Stock by a holder that, for United States Federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). For purposes of this discussion, a "United States person" means a citizen or resident of the United States; a corporation or partnership created or organized in the United States or under the laws of the United States or of any political subdivision thereof; or an estate or trust the income of which is includible in gross income for United States Federal income tax purposes regardless of its source. Resident alien individuals will be subject to United States Federal income tax with respect to the Class A Common Stock as if they were United States citizens.

     This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of owning and disposing of Class A Common Stock (including such an investor's status as a United States person or Non-United States Holder), as well as any tax consequences that may arise under the laws of any state, municipality or other taxing jurisdiction.

DIVIDENDS

     Dividends paid to a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, in which case the dividend will be subject to the United States Federal income tax on net income that applies to United States persons (and, with respect to corporate holders and under certain circumstances, the branch profits tax). Non-United States Holders should consult any applicable income tax treaties, which may provide for reduced withholding or other rules different from those described above. A Non-United States Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or to otherwise claim a reduction of or exemption from withholding under the foregoing rules.

GAIN ON DISPOSITION

     Subject to special rules applicable to individuals as described in the next paragraph, a Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of Class A Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder (or by a partnership, trust or estate in which the Non-United States Holder is a partner or beneficiary) or (ii) the Company has been, is or becomes a "United States real property holding corporation" for United States Federal income tax purposes (a "USRPHC") and certain other requirements are met. The Company believes that it has not been, and is not currently, a USRPHC. It is possible, however, that the Company may become a USRPHC in the future. If the Company were to become a USRPHC at any time within the shorter of (a) the five year period preceding a sale of Class A Common Stock by a Non-United States Holder or (b) such Non-United States Holder's holding period for such stock (the "Testing Period"), then gain realized on a disposition of Class A Common Stock by a Non-United States Holder that owns, actually or constructively, more than 5% of the Class A Common Stock at any time during the Testing Period will generally be treated as effectively connected with the conduct of a trade or business within the United States by such Non-United States Holder. Gain that is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder will be subject to the United States Federal income tax on net income that applies to United States persons (and, with respect to corporate holders and under certain circumstances, the branch profits tax) and may be subject to withholding. Non-United States Holders should consult applicable income tax treaties, which may provide for different rules.

     In addition to being subject to the rules described above, an individual Non-United States Holder who holds Class A Common Stock as a capital asset will generally be subject to tax at a 30% rate on any gain recognized on the disposition of such stock if such individual is present in the United States for 183 days or more in the taxable year of disposition and either (i) has a "tax home" in the United States (as specially defined for purposes of the United States Federal income tax) or (ii) maintains an office or other fixed place of business in the United States and the income from the sale of the stock is attributable to such office or other fixed place of business. Individual Non-United States Holders may also be subject to tax pursuant to provisions of United States Federal income tax law applicable to certain United States expatriates.

     In 1995, legislation was introduced that, if enacted, would under certain circumstances impose Federal income tax on gain realized from dispositions of Class A Common Stock by certain Non-United States Holders who owned at or prior to the time of disposition 10% or more of the Class A Common Stock.

FEDERAL ESTATE TAXES

     Class A Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States Federal estate tax purposes) of the United States at the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company must report annually to the Internal Revenue Service (the "Service") and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether tax was actually withheld. That information may also be made available to the tax authorities of the country in which the Non-United States Holder resides.

     United States Federal backup withholding (which generally is withholding imposed at the rate of 31% on certain payments to persons not otherwise exempt who fail to furnish certain identifying information to the Service) will generally not apply to dividends paid to a Non-United States Holder that are subject to withholding at the 30% rate (or would be so subject but for a reduced rate under an applicable treaty). In addition, the payor of dividends may rely on the payee's foreign address in determining that the payee is exempt from backup withholding, unless the payor has knowledge that the payee is a United States person.

     Those backup withholding and information reporting requirements also apply to the gross proceeds paid to a Non-United States Holder upon the disposition of Class A Common Stock by or through a United States office of a United States or foreign broker, unless the holder certifies to the broker under penalties of perjury as to its name, address and status as a Non-United States Holder or the holder otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a disposition of Class A Common Stock by or through a foreign office of (i) a United States broker, (ii) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States or (iii) a foreign broker that is a "controlled foreign corporation" for United States Federal income tax purposes, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting will generally apply to a payment of the proceeds of a disposition of Class A Common Stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

     Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that required information is furnished to the Service.

     The backup withholding and information reporting rules are currently under review by the Treasury Department, and their application to the Class A Common Stock is subject to change.

                              PLAN OF DISTRIBUTION

     The Class A Common Stock to be offered by the Selling Stockholders may be sold, from time to time, in the over-the-counter market in regular brokerage transactions, in transactions directly with market-makers or in privately negotiated transactions at market prices prevailing at the time of sale, at prices related to such prevailing prices, or at negotiated prices. Without limiting the foregoing, brokers used by the Selling Stockholders may act as dealers by purchasing any or all such shares of Class A Common Stock either as agents for others or as principals for their own accounts and reselling such shares pursuant to a Prospectus Supplement.

     Dealers or agents through whom the shares of Class A Common Stock may be offered may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of such shares for whom they may act as agent. The Selling Stockholders and any such dealers or agents that participate in the distribution of the Class A Common Stock may be deemed to be underwriters, and any profits on the sale of the Class A Common Stock by them and any discounts, commissions or concessions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the Selling Stockholders may be deemed to be underwriters, the Selling Stockholders may be subject to certain statutory liabilities of the Securities Act, including but not limited to Section 11 and 12 of the Securities Act and Rule 10b-5 of the Exchange Act. To the extent required, additional information concerning specific distributions of the Class A Common Stock will be set forth in a Prospectus Supplement.

                                 LEGAL MATTERS

     The validity of the Class A Common Stock and certain other legal matters will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York and by Gray, Harris & Robinson, Orlando, Florida. Certain shareholders of Gray, Harris & Robinson hold in the aggregate 17,778 shares of Class A Common Stock.

                                    EXPERTS

     The consolidated financial statements of Planet Hollywood International, Inc. and All Star Cafe, Inc. included in this Prospectus, except as they relate to the unaudited six month periods ended July 2, 1995 and June 30, 1996, have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

Planet Hollywood International, Inc.
  Report of Independent Accountants..................................................     F-2
  Consolidated Balance Sheets as of January 1, 1995 and December 31, 1995 and
     June 30, 1996 (unaudited).......................................................     F-3
  Consolidated Statements of Operations for fiscal 1993, 1994 and 1995 and the six
     month periods ended July 2, 1995 and June 30, 1996 (unaudited)..................     F-4
  Consolidated Statements of Changes in Stockholders' Equity for fiscal 1993, 1994 and 1995 and the six month periods ended July 2, 1995 and June 30, 1996
     (unaudited).....................................................................     F-5
  Consolidated Statements of Cash Flows for fiscal 1993, 1994 and 1995 and the six
     month periods ended July 2, 1995 and June 30, 1996 (unaudited)..................     F-6
  Notes to Consolidated Financial Statements.........................................     F-7
All Star Cafe, Inc.
  Report of Independent Accountants..................................................    F-23
  Consolidated Balance Sheets as of December 31, 1994 and August 21, 1995............    F-24
  Consolidated Statements of Operations for the period August 3, 1993 to December 31,
     1993, year ended December 31, 1994, the period ended August 21, 1995 and August
     3, 1993 through August 21, 1995.................................................    F-25
  Consolidated Statements of Changes in Stockholders' Deficit for the period August
     3, 1993 to December 31, 1993, year ended December 31, 1994, the period January
     1, 1995 to August 21, 1995 and the period August 3, 1993 to August 21, 1995.....    F-26
  Consolidated Statements of Cash Flows for the period August 3, 1993 to December 31,
     1993, year ended December 31, 1994, the period ended August 21, 1995 and the
     period August 3, 1993 to August 21, 1995........................................    F-27
  Notes to Consolidated Financial Statements.........................................    F-28
Unaudited Pro Forma Financial Information............................................    F-33

                       REPORT OF INDEPENDENT ACCOUNTANTS

                            ------------------------

To the Board of Directors and Stockholders of Planet Hollywood International,
Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Planet Hollywood International, Inc. and its subsidiaries at December 31, 1995 and January 1, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Orlando, Florida
February 8, 1996, except as to Note 16,
which is as of May 24, 1996

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (000'S OMITTED EXCEPT SHARE INFORMATION)



                                                                         JANUARY 1,   DECEMBER 31,    JUNE 30,
                                                                            1995          1995          1996
                                                                         ----------   ------------   -----------
                                                                                                     (UNAUDITED)
                                                     ASSETS
Current assets:
  Cash and cash equivalents............................................   $   5,024     $ 14,923      $  62,890
  Accounts receivable..................................................       4,683        7,093          8,606
  Inventories..........................................................      15,348       12,769         12,870
  Deferred income taxes (Note 10)......................................          --        8,932          9,103
  Preopening costs, net................................................       6,846        8,437          6,523
  Prepaid expenses and other assets....................................       2,649        3,701          6,242
                                                                           --------     --------      ---------
           Total current assets........................................      34,550       55,855        106,234
Restricted cash and cash equivalents...................................       3,674          610            541
Property and equipment, net (Note 3)...................................     103,528      169,997        203,612
Other assets, net......................................................       3,171        6,375         27,328
Deferred income taxes (Note 10)........................................          --        1,774          1,931
Investment in unconsolidated affiliates (Note 4).......................          --        5,574          7,038
                                                                           --------     --------      ---------
         Total assets..................................................   $ 144,923     $240,185      $ 346,684
                                                                           ========     ========      =========
                                  LIABILITIES, MINORITY INTERESTS, REDEEMABLE
                                       WARRANTS AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................   $  18,576     $ 25,832      $  26,145
  Accrued expenses (Note 5)............................................       9,087       13,787         13,711
  Current portion of notes payable (Note 6)............................       2,962          708             30
                                                                           --------     --------      ---------
         Total current liabilities.....................................      30,625       40,327         39,886
Deferred rentals.......................................................       3,061        6,502          9,033
Notes payable (Note 6).................................................      16,458       51,995          1,068
Notes payable to stockholders (Note 7).................................      66,361       70,750             --
Deferred credits (Note 9)..............................................      12,000       17,000         20,306
                                                                           --------     --------      ---------
         Total liabilities.............................................     128,505      186,574         70,293
                                                                           --------     --------      ---------
Commitments and contingencies (Notes 11 and 16)........................          --           --             --
Minority interests.....................................................       8,959       10,466             --
                                                                           --------     --------      ---------
Redeemable warrants (Note 8)...........................................          --       15,000             --
                                                                           --------     --------      ---------
Stockholders' equity (Note 8):
  Preferred stock, $.01 par value; 25,000,000 shares authorized; none issued; preferences, limitations and rights to be established by
    the Board of Directors.............................................          --           --             --
  Common stock -- Class A voting, $.01 par value; 250,000,000 shares authorized; 79,999,995, 80,099,992 and 94,215,057 issued and
    outstanding, respectively..........................................         800          801            942
  Common stock -- Class B non-voting, $.01 par value; 25,000,000 shares
    authorized; none, none and 11,545,706 issued and outstanding.......          --           --            115
  Capital in excess of par value.......................................       7,568        7,807        251,603
  Deferred compensation (Note 8).......................................        (990)        (770)          (647)
  Retained earnings....................................................          --       20,727         24,798
  Cumulative currency translation adjustment...........................          81         (420)          (420)
                                                                           --------     --------      ---------
         Total stockholders' equity....................................       7,459       28,145        276,391
                                                                           --------     --------      ---------
           Total liabilities, minority interests, redeemable warrants
             and stockholders' equity..................................   $ 144,923     $240,185      $ 346,684
                                                                           ========     ========      =========

   The accompanying notes are an integral part of these financial statements.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (000'S OMITTED, EXCEPT EARNINGS PER SHARE)

                                                                                              SIX MONTH
                                                                                            PERIODS ENDED
                                                                                      -------------------------
                                                                                        JULY 2,      JUNE 30,
                                            FISCAL 1993   FISCAL 1994   FISCAL 1995      1995          1996
                                            -----------   -----------   -----------   -----------   -----------
                                                                                             (UNAUDITED)
REVENUES
  Direct (Note 13)........................    $27,496      $ 120,203     $ 265,048     $ 115,224     $ 157,276
  Royalty (Note 4)........................      3,181          1,729         1,558           325         2,115
  Franchise...............................         --          4,000         4,000         2,000         3,000
                                              -------       --------      --------     ---------     ---------
                                               30,677        125,932       270,606       117,549       162,391
COSTS AND EXPENSES
  Cost of sales (Note 13).................      7,962         35,292        76,462        33,126        42,613
  Operating...............................     13,120         59,683       116,805        48,840        69,848
  General and administrative..............     12,203         19,641        20,057         7,928         9,291
  Depreciation and amortization...........      2,818         16,231        22,182        10,096        13,895
  Equity in (income) loss of
     unconsolidated
     affiliates (Note 4)..................        198             --          (848)          (40)       (1,405)
                                              -------       --------      --------     ---------     ---------
                                               36,301        130,847       234,658        99,950       134,242
INCOME (LOSS) FROM OPERATIONS.............     (5,624)        (4,915)       35,948        17,599        28,149
NON-OPERATING INCOME (EXPENSE)
  Interest income.........................        385            592           598            96           657
  Interest expense (Notes 6 and 7)........       (243)        (4,646)      (11,827)       (3,227)       (4,948)
  Gain on sale of subsidiary interests....         --             --           611            --            --
                                              -------       --------      --------     ---------     ---------
                                                  142         (4,054)      (10,618)       (3,131)       (4,291)
INCOME (LOSS) BEFORE MINORITY INTERESTS...     (5,482)        (8,969)       25,330        14,468        23,858
MINORITY INTERESTS........................       (223)           299         3,728         1,746         1,036
                                              -------       --------      --------     ---------     ---------
INCOME (LOSS) BEFORE PROVISION FOR INCOME
  TAXES...................................     (5,259)        (9,268)       21,602        12,722        22,822
PROVISION FOR INCOME TAXES (NOTE 10)......         --             --           875            --         8,330
                                              -------       --------      --------     ---------     ---------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM...     (5,259)        (9,268)       20,727        12,722        14,492
EXTRAORDINARY ITEM, NET...................         --             --            --            --       (10,421)
                                              -------       --------      --------     ---------     ---------
NET INCOME (LOSS).........................    ($5,259)     ($  9,268)    $  20,727     $  12,722     $   4,071
                                              =======       ========      ========     =========     =========
EARNINGS PER COMMON SHARE AND COMMON SHARE
  EQUIVALENT:
  Income before extraordinary item........                               $     .24     $     .15     $     .15
  Extraordinary item......................                                      --            --          (.11)
  Net income..............................                                     .24           .15           .04
                                                                          --------     ---------     ---------
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING.............................                                  86,814        86,814        96,034
                                                                          --------     ---------     ---------

   The accompanying notes are an integral part of these financial statements.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                (000'S OMITTED)

                                                  COMMON STOCK    COMMON STOCK   CAPITAL
                                                 --------------  --------------     IN
                                                                                  EXCESS
                                                    CLASS A         CLASS B         OF
                                                 --------------  --------------    PAR     RETAINED    DEFERRED    GENERAL
                                                 SHARES  AMOUNT  SHARES  AMOUNT   VALUE    EARNINGS  COMPENSATION  PARTNER
                                                 ------  ------  ------  ------  --------  --------  ------------  --------
Balance at December 31, 1992....................     --   $ --       --   $ --   $  6,139  $(10,344)    $   --     $     --
Net loss for the period January 1, 1993
  through May 31, 1993..........................                                             (2,683)
Issuance of participation interests (Note 8)....                                      200
Transfer of title and interest from Planet
  Hollywood, Inc. to Planet Hollywood, Ltd......                                   (6,339)   13,027                  (6,688)
Equity contribution from limited partner........
Net loss for the period June 1, 1993 through
  December 31, 1993.............................                                                                     (2,035)
Currency translation adjustment.................
                                                 ------   ----   ------   ----   --------   -------      -----      -------
Balance at December 31, 1993....................     --     --       --     --         --        --         --       (8,723)
Net loss........................................                                                                     (7,322)
Issuance of participation interests.............
Merger of Planet Hollywood, Ltd. and affiliated
  entities into Planet Hollywood International,
  Inc. ......................................... 78,667    787                      6,481                            16,045
Employee restricted stock awards................  1,333     13                      1,087                 (990)
Currency translation adjustment.................
                                                 ------   ----   ------   ----   --------   -------      -----      -------
Balance at January 1, 1995...................... 80,000    800       --     --      7,568        --       (990)          --
Net income......................................                                             20,727
Celebrity restricted stock options..............                                      140
Employee restricted stock awards................    100      1                         99                  220
Currency translation adjustment.................
                                                 ------   ----   ------   ----   --------   -------      -----      -------
Balance at December 31, 1995.................... 80,100    801       --     --      7,807    20,727       (770)          --
Net Income......................................                                              4,071
Issuance of Class A common shares -- public
  offering...................................... 11,618    116                    193,332
Issuance of Class B common shares -- All-Star
  acquisition...................................                 11,547    115
Issuance of common shares -- London
  partnership...................................    905      9                     16,276
Issuance of common shares -- New York
  partnership...................................    278      3                      6,527
Issuance of common shares -- Maui partnership...    251      2                      5,896
Issuance of common shares -- Washington
  partnership...................................    275      3                      6,468
Conversion of redeemable warrants...............    788      8                     14,992
Celebrity restricted stock options..............                                      305
Employee restricted stock options...............                                                           123
                                                 ------   ----   ------   ----   --------   -------      -----      -------
Balance at June 30, 1996 (unaudited)............ 94,215   $942   11,547   $115   $251,603  $ 24,798     $ (647)          --
                                                 ======   ====   ======   ====   ========   =======      =====      =======


                                                               TOTAL    CUMULATIVE      TOTAL
                                                  LIMITED    PARTNERS'  TRANSLATION  STOCKHOLDERS'
                                                  PARTNER     EQUITY    ADJUSTMENT      EQUITY
                                                  --------   ---------  -----------  ------------
Balance at December 31, 1992....................  $     --    $    --      $  --       $ (4,205)
Net loss for the period January 1, 1993
  through May 31, 1993..........................                                         (2,683)
Issuance of participation interests (Note 8)....                                            200
Transfer of title and interest from Planet
  Hollywood, Inc. to Planet Hollywood, Ltd......               (6,688)                       --
Equity contribution from limited partner........    25,750     25,750                    25,750
Net loss for the period June 1, 1993 through
  December 31, 1993.............................      (541)    (2,576)                   (2,576)
Currency translation adjustment.................                            (188)          (188)
                                                  --------    -------      -----       --------
Balance at December 31, 1993....................    25,209     16,486       (188)        16,298
Net loss........................................    (1,946)    (9,268)                   (9,268)
Issuance of participation interests.............        50         50                        50
Merger of Planet Hollywood, Ltd. and affiliated
  entities into Planet Hollywood International,
  Inc. .........................................   (23,313)    (7,268)                       --
Employee restricted stock awards................                                            110
Currency translation adjustment.................                             269            269
                                                  --------    -------      -----       --------
Balance at January 1, 1995......................        --         --         81          7,459
Net income......................................                                         20,727
Celebrity restricted stock options..............                                            140
Employee restricted stock awards................                                            320
Currency translation adjustment.................                            (501)          (501)
                                                  --------    -------      -----       --------
Balance at December 31, 1995....................        --         --       (420)        28,145
Net Income......................................                                          4,071
Issuance of Class A common shares -- public
  offering......................................                                        193,448
Issuance of Class B common shares -- All-Star
  acquisition...................................                                            115
Issuance of common shares -- London
  partnership...................................                                         16,285
Issuance of common shares -- New York
  partnership...................................                                          6,530
Issuance of common shares -- Maui partnership...                                          5,898
Issuance of common shares -- Washington
  partnership...................................                                          6,471
Conversion of redeemable warrants...............                                         15,000
Celebrity restricted stock options..............                                            305
Employee restricted stock options...............                                            123
                                                  --------    -------      -----       --------
Balance at June 30, 1996 (unaudited)............        --         --      $(420)      $276,391
                                                  ========    =======      =====       ========

   The accompanying notes are an integral part of these financial statements.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (000'S OMITTED)

                                                                                                             SIX MONTH
                                                                                                           PERIODS ENDED
                                                                                                       ----------------------
                                                                                                       JULY 2,      JUNE 30,
                                                          FISCAL 1993    FISCAL 1994    FISCAL 1995      1995         1996
                                                          -----------    -----------    -----------    --------    ----------
                                                                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income....................................    $  (5,259)     $  (9,268)     $  20,727     $ 12,722     $  4,071
  Adjustments to reconcile net (loss) income to net
    cash (used in) provided by operating activities:
    Depreciation.......................................          952          4,424          7,727        3,564        5,466
    Amortization.......................................        1,866         11,807         14,455        6,532        8,429
    Loss on early extinguishment of debt...............           --             --             --           --       10,421
    Amortization of discount on senior subordinated
      notes and debt issue costs.......................           --             --          1,563           --          938
    (Gain) on sale of subsidiary interests.............           --             --           (611)          --           --
    Minority interests.................................         (223)           299          3,728        1,746        1,036
    Equity in (income) losses of unconsolidated
      affiliates.......................................          198             --           (848)          --       (1,405)
    Changes in assets and liabilities:
      Accounts receivable..............................         (264)           669         (2,599)      (1,509)      (1,513)
      Due from affiliated entity.......................       (3,596)           882             --           --           --
      Inventories......................................       (4,374)        (8,282)         2,245        2,954         (101)
      Prepaid expenses and other assets................         (735)        (1,147)        (1,188)      (1,665)      (2,540)
      Preopening costs and other assets................       (5,806)       (12,261)       (15,498)      (6,220)      (6,040)
      Deferred income taxes............................           --             --        (10,706)          --         (328)
      Accounts payable and accrued expenses............        2,136          7,993          8,924       (4,658)       6,228
      Deferred rentals.................................          345          1,309          3,441          632        2,531
      Deferred credits.................................        5,000             --          2,000       (1,000)       3,306
      Other, net.......................................          200            429             10          182            7
                                                            --------       --------       --------     --------     --------
      Net cash (used in) provided by operating
        activities.....................................       (9,560)        (3,146)        33,370      (13,280)      30,506
                                                            --------       --------       --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment..................      (29,345)       (46,531)       (80,291)     (30,647)     (39,081)
  Purchase of restaurant from franchisee...............           --         (5,600)            --           --           --
  Purchase of minority interests.......................           --           (359)          (250)          --           --
  Investment in affiliated entities....................       (2,313)            --         (2,408)          --          (59)
  Proceeds from sale of subsidiary interest............           --             --            900           --           --
  Proceeds from sale of transportation equipment.......           --             --          6,450           --           --
  Loan to affiliated entity............................         (845)            --             --           --           --
  Additions to other assets............................           --             --             --           --         (262)
                                                            --------       --------       --------     --------     --------
      Net cash used in investing activities............      (32,503)       (52,490)       (75,599)     (30,647)     (39,402)
                                                            --------       --------       --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable..............       13,300         10,600          6,350           --           --
  Proceeds from issuance of senior subordinated
    notes..............................................           --             --         60,000           --           --
  Proceeds from notes and advances from stockholders...       15,176         45,211         29,583       20,000           --
  Proceeds from issuance of Common Stock...............           --             --             --           --      193,332
  Change in restricted cash and investments............       (1,660)        (1,174)         3,064        2,859           69
  Repayment of notes payable...........................           --         (5,949)       (14,716)        (561)     (65,355)
  Repayment of notes payable to stockholders...........           --             --        (25,194)          --      (70,750)
  Distributions to minority interests..................           --         (1,349)        (3,209)        (608)        (271)
  Minority interest contributions......................        2,125          4,466             --           --           --
  Deposits.............................................        1,450             --             --           --           --
  Deferred financing costs.............................           --             --         (3,750)          --         (162)
  Equity contributions and deposits....................       13,250             --             --           --           --
  Landlord build-out allowance.........................       (2,246)        (1,989)            --           --           --
                                                            --------       --------       --------     --------     --------
      Net cash provided by financing activities........       41,395         49,816         52,128       21,690       56,863
                                                            --------       --------       --------     --------     --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...         (668)        (5,820)         9,899        4,323       47,967
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.........       11,512         10,844          5,024        5,024       14,923
                                                            --------       --------       --------     --------     --------
CASH AND CASH EQUIVALENTS AT END OF YEAR...............    $  10,844      $   5,024      $  14,923     $  9,347     $ 62,890
                                                            ========       ========       ========     ========     ========

   The accompanying notes are an integral part of these financial statements.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of Planet Hollywood International, Inc. ("PHII") and its wholly and majority owned subsidiaries (collectively, the "Company"). All material intercompany transactions and accounts have been eliminated in the consolidation. The Company has interests in various entities which are not majority owned or controlled. The Company uses the equity method to account for these interests.

     At the beginning of 1994, the Company changed its accounting period from a fiscal year ending December 31 to a 52-53 week fiscal year ending on the Sunday nearest December 31 of each year. The fiscal years ended December 31, 1993, January 1, 1995 and December 31, 1995 are herein referred to as "fiscal 1993", "fiscal 1994" and "fiscal 1995", respectively. This change of accounting period did not materially impact the comparability of the years presented in the consolidated financial statements.

  Description of Business

     The Company's primary business is to create and develop consumer brand names. To date, the Company has promoted its brands primarily through the operation of distinctive entertainment-oriented theme restaurants and their associated merchandise sales. The Company currently operates under the Planet Hollywood and Official All Star Cafe brands. Direct revenues in the accompanying financial statements include sales of food, beverage and merchandise.

  Merger

     Prior to June 1993, the business and operations of the Company were conducted by Planet Hollywood, Inc. ("PHI"), a Delaware corporation. In June 1993, PHI contributed the assets and liabilities of the business to Planet Hollywood, Ltd. ("PHL"), a limited partnership, for the sole general partnership interest. Planet Hollywood Investments, Ltd. ("PHIL"), an unrelated entity, acquired the sole limited partnership interest.

     On January 1, 1995, the Company reorganized and PHII became the primary operating and reporting entity for the Company. In connection with the reorganization and merger (the "Reorganization"), PHI was merged into PHII in exchange for PHII Class A common stock, PHIL contributed its limited partnership interest in PHL and an affiliate of PHIL contributed a 50% interest in Planet Hollywood (Asia) Ptd. Ltd. ("PH Asia") in exchange for PHII Class A common stock, and certain celebrities and others contributed their participation interests in the predecessors to PHII in exchange for PHII Class A common stock. Prior to the date of the Reorganization, the consolidated financial statements included the accounts of PHI and PHL and their affiliated entities under common control. The Reorganization was treated as an exchange between entities under common control and was accounted for at historical cost as, in the opinion of the Company, the substance of the Reorganization was solely a change in the corporate form of the reporting entity.

  Interim Financial Data (Unaudited)

     The interim financial data at June 30, 1996 and for the six month periods ended July 2, 1995 and June 30, 1996 are unaudited; however in the opinion of management, such interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  Cash and Cash Equivalents

     Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less and consist of amounts held as bank deposits and certificates of deposit. At January 1, 1995 and December 31, 1995, the Company had approximately $3,674 and $610, respectively, of cash equivalents restricted as to use.

  Inventories

     Inventories, consisting primarily of merchandise, are valued at the lower of cost (determined by the first-in, first-out method) or market.

  Preopening Costs

     The Company capitalizes costs relating to opening of units and amortizes such costs over the twelve months following the opening date of the unit.

  Property and Equipment

     Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided for by using the straight-line method over the following useful lives:

                                                                            YEARS
                                                                            -----
            Furniture and equipment.......................................  5-10
            Memorabilia...................................................    20
            Leasehold improvements........................................  5-26

     Expenditures for additions and improvements which extend the life of the assets are capitalized. Expenditures for normal repairs and maintenance are charged to expense as incurred. Transportation equipment is depreciated over 10 years less a 20% residual value. Depreciation of memorabilia commences when it is placed in service upon its installation at a unit location.

  Debt Issuance Costs

     Costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the term of the related debt.

  Minority Interests

     Minority interests represent third party capital contributions received by the Company and the minorities' equity in the earnings or losses in the entities which are majority owned by the Company.

  Food, Beverage and Merchandise Revenues

     Food, beverage and merchandise revenues are recognized as the products are sold to customers.

  Franchise and Royalty Revenues

     Revenues from the sale of franchises are deferred until the Company fulfills its obligations under the franchise agreement, which is generally upon the opening of a franchise restaurant. The franchise agreements provide for continuing royalty fees based on a percentage of gross receipts.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  Income Taxes

     All the entities included in the consolidated financial statements of the Company were treated as "pass-through" entities for federal income tax purposes prior to fiscal 1995. The entities were not subject to federal income tax at the Company level. Accordingly, federal income taxes have not been provided for in the accompanying financial statements for fiscal 1993 and fiscal 1994. Foreign, state and local income taxes were provided for only with respect to amounts that were attributable to state or local jurisdictions which subjected the pass-through entities to entity-level income taxes. Had the entities been subject to taxation in fiscal 1993 and fiscal 1994, no provision for income taxes would have been recorded due to losses incurred.

     As a result of the Reorganization, the Company became a taxable corporation effective January 1, 1995. Deferred taxes are provided for the tax effects of the differences between the carrying value of assets and liabilities for tax and financial reporting purposes. These differences relate primarily to differences in depreciable lives and amortization periods for property and equipment and preopening costs, deferred rentals, the timing of franchise revenue recognition and certain accrued expenses. Deferred tax assets and liabilities represent the future tax consequence of those differences.

     No provision is made for United States income taxes applicable to undistributed earnings of foreign subsidiaries and affiliates that are indefinitely reinvested in the foreign operations.

  Foreign Currency Translation

     Assets and liabilities of foreign operations are translated into United States dollars at the year-end rate of exchange. Revenue and expense accounts are translated at the average rate of exchange. Resulting translation adjustments are included in the caption "cumulative currency translation adjustment" as a separate component of stockholders' equity. Gains and losses from foreign currency transactions which are included in the consolidated statements of operations were not material.

  Stock-Based Compensation

     The Company accounts for compensation cost related to employee stock options and other forms of employee stock-based compensation plans in accordance with the requirements of Accounting Principles Board Opinion 25 ("APB 25"). APB 25 requires compensation cost for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 established a fair value-based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. However, SFAS 123 allows an entity to continue to measure compensation costs using the principles of APB 25 if certain pro forma disclosures are made. SFAS 123 is effective for fiscal years beginning after December 15, 1995. The Company intends to adopt the provisions for pro forma disclosure requirements of SFAS 123 in fiscal 1996.

  Earnings Per Share

     Earnings per share is computed based on the weighted average number of shares of common stock outstanding and dilutive common stock equivalents outstanding during the period. Common stock equivalents consist of common stock which may be issuable upon exercise of outstanding options and warrants using the treasury stock method.

     The weighted average number of shares outstanding has been adjusted to reflect as outstanding for the entire period all common stock and common stock equivalents issued during the fifty-two week period

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

preceding the anticipated initial public offering date of the Company's common stock using the treasury stock method at the estimated price of common stock pursuant to the offering.

     Earnings per share have not been presented for fiscal 1993 or 1994 as the predecessors in those periods were limited partnerships.

  Leases

     The Company has various noncancelable operating lease agreements, primarily unit sites. Unit leases are established using a base amount and/or a percentage of sales. Certain of these leases provide for escalating lease payments over the terms of the leases. For financial statement purposes, the total amount of base rentals over the terms of the leases is charged to expense on the straight-line method over the lease terms. Rental expense in excess of lease payments is recorded as a deferred rental liability.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. ACQUISITIONS AND DIVESTITURES

     In August 1995, the Company entered into an agreement whereby the Company purchased 57.9% of the outstanding shares of All Star Cafe, Inc. ("All Star") for $567 from the Company's President, who is a stockholder of All Star, and the All Star Cafe Trust (the "Trust"), a trust established for the benefit of the President's children (collectively the "Sellers"). In connection with the agreement, the Company agreed to provide All Star Cafe up to $30,000 for development, construction and opening costs for the first three Official All Star Cafe units. The Company may, at its discretion, loan funds for additional units thereafter. Beginning in 1997, the Sellers have the option to purchase the Company's shares in All Star if certain funding and targets set forth in the agreement are not achieved. The Company has the option to purchase all the remaining All Star shares held by the Sellers after 2001 and, if the Company fails to exercise such option, then the Sellers have the option to purchase all the shares of All Star then owned by the Company. Under the terms of the agreement, the Company also is required to pay the Sellers 29% of All Star's cumulative operating income, as defined. (See Note 16).

     The acquisition of All Star has been accounted for using the purchase method of accounting and the purchase price has been allocated to the assets purchased and the liabilities assumed based on the fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was $1,343 and has been recorded as goodwill which is amortized on a straight line basis over twenty years.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The results of operations for All Star after the acquisition date are included in the 1995 consolidated statement of operations. The following unaudited pro forma information has been prepared assuming that the acquisition took place at the beginning of fiscal 1994. The unaudited pro forma financial information does not purport to be indicative of the results of operations had the transaction been effected on the assumed dates, nor to project results for any future period:

                                                                  FISCAL       FISCAL
                                                                   1994         1995
                                                                 --------     --------
        Revenues...............................................  $125,932     $270,606
        Net income (loss)......................................   (10,659)      19,374
        Earnings per common share..............................               $    .20

     In December 1994, the Company purchased the Planet Hollywood Cancun unit from a former franchisee (see Note 4) for $5,600. The purchase was funded by a $4,600 bank loan. In July 1995, the Cancun unit was sold to an affiliated company, ECE, S.A. de C.V. ("ECE"), at net book value for $1,000 and assumption of the related bank loan (see Notes 6 and 9).

     During 1995, the Company sold minority interests in a limited partnership that operates one of its units. The gain on the sale is included in the caption "Gain on sale of subsidiary interests" in the accompanying financial statements.

     In fiscal 1994 and 1995, the Company purchased minority interests in several Planet Hollywood units for approximately $1,868 and $250, respectively.

3. PROPERTY AND EQUIPMENT

     The components of property and equipment are as follows:

                                                               JANUARY 1,     DECEMBER 31,
                                                                  1995            1995
                                                               ----------     ------------
        Leasehold improvements...............................   $  63,132       $118,837
        Furniture and equipment..............................      18,272         32,152
        Memorabilia..........................................       8,465         15,089
        Transportation equipment.............................      15,300          7,800
        Construction in progress.............................       4,911          9,774
                                                                 --------       --------
                                                                  110,080        183,652
        Less -- accumulated depreciation.....................      (6,552)       (13,655)
                                                                 --------       --------
                                                                $ 103,528       $169,997
                                                                 ========       ========

     During fiscal 1995, the Company sold certain transportation equipment. No gain or loss was recognized upon the sale. The related debt was repaid with the proceeds of the sale.

4. INVESTMENT IN UNCONSOLIDATED AFFILIATES

     The Company's investments in affiliated companies which are not majority owned or controlled are accounted for using the equity method. These affiliated companies and the percentage interest held by PHII consist of PH Asia (50%), ECE (20%) and, in fiscal 1993, the Planet Hollywood London unit, Planet Hollywood (Trocadero) L.C. ("PH London") (47.5%). Effective January 1994, the Company increased its equity interest in PH London to over 50%. As a result, the accounts of PH London were consolidated in the Company's financial statements for fiscal 1994 and 1995. During fiscal 1993, the Company recognized $2,316 in management fees from PH London.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Effective July 1995, the Company acquired a 20% equity interest in ECE for $5,000. ECE, a Mexican company, operates themed restaurant/retail units in Mexico (see Notes 2 and 9). At December 31, 1995, the Company's share of the underlying net assets of ECE exceeded the investment by $2,900. The excess is being amortized over 20 years.

     Condensed financial information for affiliated companies accounted for by the equity method is as follows:

                                                                     JANUARY 1,     DECEMBER 31,
                                                                        1995            1995
                                                                     ----------     ------------
    BALANCE SHEET DATA:
      Current assets............................................      $  5,835        $ 13,095
      Non-current assets........................................        13,504          36,980
                                                                       -------         -------
              Total assets......................................      $ 19,339        $ 50,075
                                                                       =======         =======
      Current liabilities.......................................      $  6,853        $ 12,051
      Other liabilities.........................................        14,629          27,125
      Stockholders' equity (deficit)............................        (2,143)         10,899
                                                                       -------         -------
              Total liabilities and stockholders' equity........      $ 19,339        $ 50,075
                                                                       =======         =======

                                                         FISCAL        FISCAL          FISCAL
                                                          1993          1994            1995
                                                         -------     ----------     ------------
    OPERATING DATA:
      Revenues.........................................  $16,488      $  8,241        $ 32,101
      Operating income (loss)..........................    2,034          (547)          8,951
      Net income (loss)................................     (417)       (1,521)          2,731
      Company's interest in net income (loss)..........     (198)           --             848

     The Company's share of undistributed earnings of unconsolidated affiliates included in retained earnings was $848 at December 31, 1995.

5. ACCRUED EXPENSES

     Accrued expenses are summarized as follows:

                                                                   JANUARY 1,     DECEMBER 31,
                                                                      1995            1995
                                                                   ----------     ------------
    Accrued interest...........................................      $1,550         $  3,934
    Accrued taxes..............................................       2,050            3,740
    Accrued payroll and related benefits.......................       2,133            3,205
    Other......................................................       3,354            2,908
                                                                     ------          -------
                                                                     $9,087         $ 13,787
                                                                     ======          =======

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

6. NOTES PAYABLE

     Notes payable are summarized as follows:

                                                                                DECEMBER
                                                                JANUARY 1,         31,
                                                                   1995           1995
                                                                ----------     -----------
        $60,000 10% Senior subordinated notes due 2000(1).....   $     --        $46,250
        Bank note due 2000(2).................................         --          5,271
        10.9% Note due 1999(3)................................      5,500             --
        7.85% Note due 1998(4)................................      7,407             --
        13.41% Bank loan(5)...................................      4,600             --
        Other notes payable...................................      1,913          1,182
                                                                  -------        -------
                                                                   19,420         52,703
        Less current portion..................................     (2,962)          (708)
                                                                  -------        -------
                                                                 $ 16,458        $51,995
                                                                  =======        =======

---------------
(1) Net of unamortized discount of $13,750 at December 31, 1995.
(2) Monthly principal payments of $40 plus interest at prime plus 0.25% (8.75% at December 31, 1995), balloon of $2,800 due at maturity, secured by transportation equipment.
(3) Note retired upon sale of related transportation equipment.
(4) Refinanced with bank note due 2000.
(5) Note assumed by the purchaser of Cancun, Mexico unit.

     In August 1995, the Company issued $60,000 10% Senior Subordinated Notes (the "Subordinated Notes") due 2000 with warrants to purchase Class A common stock (see Note 8). The Subordinated Notes are carried on the December 31, 1995 balance sheet at $46,250. The discount is amortized over the term of the Subordinated Notes. Interest is due semi-annually, in arrears, on each June 30 and December 31. The indenture relating to the Subordinated Notes contains various covenants, including limitations on additional debt funding, dividend restrictions, the maintenance of certain net worth levels, and debt to capitalization and interest coverage ratios.

     During fiscal 1993, 1994 and 1995, approximately $8, $1,346 and $4,956, respectively, was charged to interest expense and approximately $115 in fiscal 1995 of interest was capitalized to leasehold improvements. Aggregate principal amounts maturing in each of the five fiscal years subsequent to fiscal 1995 and thereafter are summarized as follows:

                                      FISCAL
            -----------------------------------------------------------
            1996.......................................................  $    708
            1997.......................................................       720
            1998.......................................................       733
            1999.......................................................       660
            2000.......................................................    63,107
            Thereafter.................................................       525

7. NOTES PAYABLE TO STOCKHOLDERS

     Notes payable to stockholders (former PHL general partners) totaling $5,100 and $4,500 at January 1, 1995 and December 31, 1995, respectively, bear interest at the prime rate (8.5% at December 31, 1995), are due on demand with interest payable in quarterly installments, and are subordinated to the PHIL notes. Accrued interest payable at January 1, 1995 and December 31, 1995 was $93 and $98, respectively.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     During 1993, a stockholder (a former PHL limited partner) agreed to provide $45,000 to the Company in construction loans. The Company received $15,000 in September 1993, January 1994 and May 1994 and issued three $15,000 10% notes payable to PHIL, secured by the Company's assets, with interest payable quarterly. Each note matures five years from its funding date and provides for an option to extend repayment of up to 50% of the principal balance for an additional two years.

     In August 1994, the Company entered into a 10% $1,250 promissory note agreement with PHIL secured by the Company's assets. Interest is payable quarterly and the principal balance is payable on demand at any time after February 1997.

     In September 1994, the Company issued a $20,000 10% promissory note payable to PHIL, secured by the Company's assets, due December 1996. Interest is payable quarterly. Accrued interest payable to PHIL related to the aforementioned notes is $1,369 and $1,656 at January 1, 1995 and December 31, 1995, respectively.

     During fiscal 1995, the principal stockholders or their affiliates advanced or guaranteed various loans and credit facilities to the Company totaling $21,600 at an effective interest rate of 20%. These borrowings and accrued interest were repaid with proceeds of the Subordinated Notes.

     During fiscal 1993, 1994 and 1995, approximately $689, $4,300 and $7,705, respectively, was charged to interest expense and approximately $454, $1,000 and $719, respectively, of interest was capitalized to leasehold improvements. Aggregate principal amounts maturing in each of the five fiscal years subsequent to fiscal 1995 are summarized as follows:

                                      FISCAL
            -----------------------------------------------------------
            1996.......................................................  $     --
            1997.......................................................    21,250
            1998.......................................................     7,500
            1999.......................................................    15,000
            2000.......................................................     7,500
            Thereafter.................................................    19,500

8. STOCKHOLDERS' EQUITY AND REDEEMABLE WARRANTS

  Stockholders' Equity

     Since inception, the Company has entered into agreements with various celebrities and entertainment industry executives whereby they were granted nonforfeitable property rights to participate in the Company's ownership (the "Participation Interests"). The Participation Interests were subject to certain transferability restrictions but, at the election of the recipients, the Participation Interests were exchangeable for ownership rights in the Company. During fiscal 1993 and 1994, Participation Interests totaling approximately .7% and .1% of the Company's stockholders' equity were issued. The estimated fair value of the Participation Interests totaling $200 and $50, respectively, was charged to expense. In connection with the Reorganization, all Participation Interests issued since inception (totaling 16% of the Company's aggregate equity ownership) were contributed to PHII in exchange for 12,783,333 shares of Class A common stock. The Class A common stock exchanged for the Participation Interests contain restrictions as to transferability of the shares.

     On January 1, 1995, the Company issued 1,333,333 shares of Class A common stock to certain employees, including 466,666 shares issued under a participation agreement with an employee dated January 1, 1994. The shares are restricted and cannot be transferred or sold unless the Company waives its right of first refusal to purchase any shares. The shares are subject to forfeiture by the employee in the event the employee is no longer employed by the Company. The forfeiture restriction lapses generally over a five

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

year period. The shares were valued at their estimated market value totaling $1,100. Compensation expense is recognized over the vesting period. Deferred compensation expense has been reflected as a reduction of stockholders' equity.

  Redeemable Warrants

     In connection with the issuance of the Subordinated Notes in fiscal 1995, the Company issued warrants to purchase up to 5,112,765 shares of common stock at an exercise price of $0.01 per share. The proceeds of the offering were allocated between the Subordinated Notes and warrants based upon their fair values at the date of issuance. The number of shares which may be purchased upon exercise of the warrants may be increased or decreased by up to 50% based upon the total rate of return to the holders upon repayment of the Subordinated Notes, including the fair value of the warrants at the date they become exercisable or are deemed exercised. The warrants are exercisable upon the maturity of the Subordinated Notes in 2000 or upon the occurrence of certain triggering events, as described in the agreement, including repayment of the Subordinated Notes.

     If the warrants are not exercised by September 2000, the warrant holders may require the Company to repurchase the warrants at their fair market value if the Company's shares are not registered under the Securities Exchange Act of 1934 at that date. Additionally, the warrant holders may require the Company to repurchase the warrants at their fair market value upon the occurrence of a change of control of the Company, as defined in the agreement, prior to the termination date of the warrants in September 2000. (See Note 16.)

  Stock Options and Awards

     During 1995, the Board of Directors adopted the 1995 Stock Option Award and Incentive Plan ("1995 Stock Plan"). The 1995 Stock Plan calls for up to 4,000,000 shares of Class A common stock to be available for issuance upon the exercise of options and stock appreciation rights. Under the 1995 Stock Plan, options and/or stock appreciation rights may be granted to officers and employees of the Company, and certain of the Company's independent contractors to purchase Class A common stock. During 1995, options to purchase 1,130,733 shares of Class A common stock were granted under the 1995 Stock Plan at the estimated fair market value at the date of grant. These options vest and are exercisable over a period of four years and expire five years from the date of grant.

     During 1995, the Board of Directors adopted the 1995 Celebrity Stock Option Award and Incentive Plan ("1995 Celebrity Plan"). The 1995 Celebrity Plan calls for up to 2,666,666 shares of the Class A common stock to be available for issuance upon the exercise of options and stock appreciation rights. Under the 1995 Celebrity Plan, options and/or stock appreciation rights may be granted to celebrities to purchase Class A common stock. During 1995, options to purchase 2,250,000 shares of Class A common stock were granted under the 1995 Celebrity Plan at the estimated fair market value at the date of grant. These options vest and are exercisable over a period of four years and expire five years from the date of grant. In fiscal 1995 $140 was charged to expense relating to the grants.

  Stock Options

                                                                        NUMBER OF SHARES
                                                                  -----------------------------
                                                                  STOCK PLAN     CELEBRITY PLAN
                                                                  ----------     --------------
    Granted during 1995 ($7.88 per share).......................   1,130,733        2,250,000
    Cancelled...................................................          --               --
    Outstanding at December 31, 1995, ($7.88 per share).........   1,130,733        2,250,000
    Exercisable at December 31, 1995, ($7.88 per share).........          --               --
    Available for grant at December 31, 1995....................   2,869,267          416,667

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9. FRANCHISE REVENUES

     In December 1992, the Company entered into an agreement with PH Asia, an entity controlled by the majority stockholder of PHIL's stockholder, whereby PH Asia was granted the right to license the Planet Hollywood name and rights within a number of countries, primarily in the Pacific Rim. The agreement provided that PH Asia will pay continuing royalty fees. In connection with the Reorganization, the obligation to pay royalty fees was cancelled.

     In 1993, the Company terminated the franchise agreement for the Planet Hollywood Cancun location and two additional undeveloped Mexican sites for non-payment of fees. The Company commenced legal proceedings to prohibit the use of the Company's trademarks. The Company received an injunction against the defendants who filed an appeal and posted a $1,000 surety bond. During 1994, the Company was awarded $2,600 in damages by an arbitration panel. In December 1994, the Company acquired the assets of the Cancun location for $5,600 with a note payable of $4,600 and the proceeds from the $1,000 surety bond. The Company recognized the $1,000 received from the arbitration award as royalty revenues in 1994. The Cancun location was sold to ECE in June 1995 (see Note 2).

     During 1995, the Company entered into a franchise agreement with ECE, an affiliated company (see Note 4), which allows ECE to develop and operate up to five Planet Hollywood units and up to ten Official All Star Cafe units in Mexico. Upon Company approval, ECE may open an additional five Planet Hollywood units. ECE will pay continuing royalty fees as defined in the agreement.

     In December 1995, the Company terminated a site franchise agreement of an existing franchisee and purchased the franchise rights to four undeveloped locations. The Company assumed certain liabilities and lease obligations relating to the four undeveloped locations. In consideration for the franchise rights, the Company will pay the seller an amount equal to a multiple of each unit's first year profits less the costs to develop and open the site, as defined. The former franchisee forfeited the nonrefundable initial franchise fees of $2,000 each for the four sites. These unearned franchise fees are included in deferred credits and any consideration paid for the four sites will be offset against each site's related unearned franchise fee.

10. INCOME TAXES

     As a result of the Reorganization, the Company became a taxable corporation on January 1, 1995. Accordingly, deferred income taxes were recorded to reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes for January 1, 1995 and December 31, 1995.

     The sources of income before income taxes are as follows:

                                                                             FISCAL
                                                                              1995
                                                                             -------
        United States......................................................  $18,977
        Foreign............................................................    2,625
                                                                             -------
        Income before taxes................................................  $21,602
                                                                             =======

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The income tax provision (benefit) consists of the following:

                                                                             FISCAL
                                                                              1995
                                                                             -------
        Current:
          Federal..........................................................  $ 5,949
          State and local..................................................    1,857
          Foreign..........................................................    1,592
                                                                             -------
                                                                               9,398
                                                                             -------
        Deferred:
          Federal..........................................................   (7,586)
          State and local..................................................     (937)
                                                                             -------
                                                                              (8,523)
                                                                             -------
                                                                             $   875
                                                                             =======

     Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                                                JANUARY
                                                                  1,        DECEMBER 31,
                                                                 1995           1995
                                                                -------     ------------
        Deferred tax assets:
          Preopening costs....................................  $ 4,115       $  7,081
          Other current assets................................      477             45
          Deferred credits....................................    4,560          6,779
          Accrued expenses....................................      788            701
          Deferred rental expense.............................      621          2,308
          Deferred compensation...............................       --             56
          Net operating loss carryforward.....................      334            925
          Tax credits carryforward............................       --            201
          Other...............................................       41             73
                                                                -------     ------------
                                                                 10,936         18,169
                                                                -------     ------------
        Deferred tax liabilities:
          Depreciation and amortization.......................   (2,458)        (7,113)
          Deferred compensation...............................       --           (305)
          Other...............................................       --            (45)
                                                                -------     ------------
                                                                 (2,458)        (7,463)
                                                                -------     ------------
        Net deferred tax assets before valuation allowance....    8,478         10,706
        Valuation allowance...................................   (8,478)            --
                                                                -------     ------------
        Net deferred tax asset................................  $    --       $ 10,706
                                                                =======     ==========

     The valuation allowance for the deferred tax asset as of January 1, 1995 was $8,478. The allowance was decreased in fiscal 1995 due to the taxable income generated by the Company in fiscal 1995 and the expectation of sufficient taxable income in the future to utilize the deductible temporary differences and carryforwards.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:

                                                                           FISCAL
                                                                            1995
                                                                           ------
            Federal statutory tax rate...................................    35.0%
            Nondeductible expenses.......................................     2.2
            Tax benefit of foreign operations............................    (1.3)
            State and local income taxes, net of federal tax benefit.....     5.7
            Utilization of tax loss carryforward.........................    (1.4)
            Tax credits..................................................    (2.4)
            Valuation allowance..........................................   (35.4)
            Other........................................................     1.7
                                                                             ----
            Effective tax rate...........................................     4.1%
                                                                             ====

     As of December 31, 1995, the Company has federal net operating loss carryforwards of $2,300 which expire in 2010 and a foreign tax credit carryforward of $200 which expires in 2000.

     Provision has not been made for U.S. or foreign taxes on the undistributed earnings of foreign affiliates, as those earnings are considered to be permanently invested. It is not practicable to estimate the amount of the tax on such earnings. Such earnings would become taxable upon the sale or liquidation of the investment in these foreign affiliates or upon the remittance of dividends. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against the Company's U.S. tax liability.

11. COMMITMENTS AND CONTINGENCIES

  Leases

     Future minimum lease payments under the terms of operating lease agreements at December 31, 1995 are as follows:

            1996......................................................  $  18,250
            1997......................................................     23,603
            1998......................................................     23,458
            1999......................................................     23,594
            2000......................................................     23,892
            Thereafter................................................    467,652

     Rent expense approximated $2,900, $9,000 and $23,900 for fiscal 1993, 1994 and 1995, respectively. Included in fiscal 1993, 1994 and 1995 rent expense is approximately $239, $1,600 and $7,300 respectively, of contingent rental payments.

  Credit Facility

     In December 1995, the Company obtained a commitment for a $50,000 two-year revolving credit facility issued by a consortium of banks. The Company may draw on the credit facility once it has achieved total stockholders' equity in excess of $185,000. The agreement contains various covenants which will require the maintenance of specified debt to equity and interest coverage ratios.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  Other

     In connection with the construction and development of future restaurants, the Company has entered into various construction contracts. As of December 31, 1995, these outstanding contract commitments total approximately $4,268.

     The Company has an unsecured line of credit of $5,000 available for general purposes and to fund letters of credit. There was no outstanding balance under the line of credit at December 31, 1995. Additionally, the Company had no amounts outstanding under letter of credit agreements.

     Advertising expense for fiscal 1993, 1994 and 1995 totaled $147, $491 and $2,103, respectively.

  Litigation

     In 1995, the Company settled certain lawsuits which in the aggregate cost $1,500, net of insurance recoveries.

     The Company is a defendant in certain lawsuits for which counsel has been retained. In the opinion of management, the ultimate outcome of these matters will not have a material adverse effect upon the financial condition or results of operations of the Company.

12. RELATED PARTY TRANSACTIONS

     In December 1994, the Company transferred ownership of an aircraft to a company owned by two of the Company's stockholders. The transportation equipment was leased to the Company on a month-to-month basis, and the debt assumed by the stockholders was guaranteed by the Company. The results of operations for this company are included in the Company's consolidated results until June 1995, when the Company repurchased the aircraft at its book value. No gain or loss was recognized on the transactions.

     Certain of the Company's officers and employees are employed by a service company owned by the Company's president and stockholder. The service company's expenses are allocated to the Company and other entities based upon the employees' time spent on each entity. During fiscal 1993, 1994 and 1995, the Company was allocated $24, $502, and $946, respectively.

     During 1995, a company that is controlled by a director and stockholder of the Company and is an affiliate of PHIL, deposited $2,000 with the Company for the franchise rights to develop one Planet Hollywood unit in the Philippines. The terms of the franchise agreement have not been finalized.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13. OTHER FINANCIAL DATA

  Geographic Segment Data

     Condensed financial information, summarized by geographic area, is as follows:

                                             UNITED               OTHER
                                             STATES    EUROPE    AREAS(1)   CORPORATE(2)    TOTAL
                                            --------   -------   --------   ------------   --------
    Revenues.......................  1995   $228,833   $34,868    $6,905      $     --     $270,606
                                     1994    103,570    22,362        --            --      125,932
                                     1993     30,677        --        --            --       30,677
    Operating Income (Loss)........  1995     27,828     5,556     1,716           848       35,948
                                     1994     (8,465)    3,568       (18)           --       (4,915)
                                     1993     (5,427)       --        --          (197)      (5,624)
    Identifiable Assets............  1995    185,058    33,366       654        21,107      240,185
                                     1994    119,225    10,433     6,567         8,698      144,923
                                     1993     64,913        --        --        15,270       80,183

---------------
(1) Primarily Mexico and Israel

(2) Corporate assets include cash and cash equivalents and investment in unconsolidated affiliates. Corporate operating income includes equity in earnings (loss) in unconsolidated affiliates.

  Direct Revenues and Cost of Sales

     Direct revenues and cost of sales are summarized as follows:

                                                          FISCAL       FISCAL       FISCAL
                                                           1993         1994         1995
                                                          -------     --------     --------
    Direct revenues:
      Food and beverage.................................  $18,311     $ 78,377     $160,997
      Merchandise.......................................    9,185       41,826      104,051
                                                           ------      -------      -------
                                                          $27,496     $120,203     $265,048
                                                           ======      =======      =======
    Cost of sales:
      Food and beverage.................................  $ 4,372     $ 19,891     $ 38,537
      Merchandise.......................................    3,590       15,401       37,925
                                                           ------      -------      -------
                                                          $ 7,962     $ 35,292     $ 76,462
                                                           ======      =======      =======

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

14. SUPPLEMENTAL CASH FLOW INFORMATION

                                                                     FISCAL    FISCAL    FISCAL
                                                                      1993      1994      1995
                                                                     ------    ------    ------
     SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING
     AND INVESTING ACTIVITIES:
       Issuance of note payable for redemption of minority
          interest.................................................  $   --    $1,531    $   --
       Additions to property and equipment, construction in process and other assets included in accounts payable and accrued
          expenses.................................................   2,031     5,054     3,821
       Sale of franchise in exchange for equity interest in
          unconsolidated affiliate.................................      --        --       661
       Transfer of deposit to minority interest contributions......      --       200       500
       Transfer of deposit to notes payable to stockholders........      --     1,250        --
     SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
       Cash paid during the period for interest, net of amount
          capitalized..............................................     228     2,234     7,605
       Cash paid for income taxes..................................      --        --     7,518

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash, cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short maturity of those instruments. The Company believes the December 31, 1995 carrying value of the Subordinated Notes and the bank note due 2000 approximates fair value as these instruments were issued during fiscal 1995 and the estimated fair value of the redeemable warrants was $30,000. The estimated fair value of the 10% stockholder notes payable with a carrying value of $45,000 was approximately $42,000 based upon current rates for similar debt as provided to the Company by a commercial bank. The Company believes the carrying value of the other stockholder notes totaling $25,750 approximates their estimated fair value.

16. SUBSEQUENT EVENTS

     In February 1996, the Company entered into agreements to acquire the remaining minority interests in All Star and substantially all the minority interests in PH London. Under the terms of the All Star agreement, in April 1996 the Company issued Class B non-voting stock in exchange for all such minority interests in All Star. Due to the high degree of common control between the Company and All Star and the lack of an exchange of monetary consideration, the acquisition was treated as a reorganization of entities under common control. Accordingly, the bases of All Star's assets and liabilities will be carried at historical cost.

     In April 1996, the Company completed an initial public offering of 12,406,452 shares of common stock at an offering price of $18.00 per share, including 1,618,233 shares from the exercise of the Underwriters' over allotment option. The Company received net proceeds of approximately $193 million.

     The Company incurred a one-time extraordinary charge of $10.4 million, net of $5.9 million in taxes, as a result of the early repayment of the Senior Subordinated Notes in April 1996.

     Under the terms of the agreement for the acquisition of the minority interests of PH London, in April 1996 the Company issued Class A common stock with an aggregate value of approximately $15,000 in exchange for substantially all such minority interests. The acquisition was accounted for as a purchase. Additionally, the Company exchanged shares of Class A Common Stock with an estimated value of $1,285 for the remaining minority interests in PH London.

             PLANET HOLLYWOOD INTERNATIONAL, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     In May 1996, the Company exchanged shares of Class A Common Stock with an estimated value of $12,364 for the minority interests in the Company's subsidiaries that operate the Planet Hollywood units in Maui and Washington and $6,528 for the minority interests in the Company's subsidiary that operates the Planet Hollywood unit in New York. The acquisitions were accounted for as purchases.

     The following unaudited pro forma information has been prepared assuming that the acquisitions took place at the beginning of fiscal 1995. The unaudited pro forma financial information does not purport to be indicative of the results of operations had the transactions been effected at the beginning of fiscal 1995, nor to project results for any future period:

          Revenues.......................................................  $ 270,606
          Net income.....................................................     20,476
          Net income per share...........................................        .20
          Weighted average shares........................................    100,365

     The following unaudited pro forma information has been prepared assuming that these acquisitions took place at the beginning of each period presented. The unaudited pro forma financial information does not purport to be indicative of the results of operations had the transaction been effected on the assumed dates, nor to project results for any future period:

                                                               SIX-MONTH       SIX-MONTH
                                                              PERIOD ENDED   PERIOD ENDED
                                                              JULY 2, 1995   JUNE 30, 1996
                                                              ------------   -------------
          Revenues..........................................    $117,549       $ 162,391
          Income before extraordinary item..................      13,455          14,905
          Net income........................................      13,455           4,484
          Income per share before extraordinary item........    $    .13       $     .14
          Net income per share..............................    $    .13       $     .04

     On February 8, 1996, the Subordinated Note holders agreed to cancel the redemption feature of the redeemable warrants upon the closing of the Company's offering of common stock to the public.

     In April 1996, the repayment dates of certain notes payable to stockholders due $10,000 on December 31, 1996 and $1,250 on March 1, 1997 were extended to April 7, 1997. Such notes were repaid in April 1996 using a portion of the proceeds from the Company's initial public offering.

     The financial statements reflect a four-for-three stock split and reclassification of the Company's two existing classes of common stock into new Class A common stock with 250,000,000 shares authorized and the creation of a new Class B non-voting common stock, which transactions occurred in connection with the Company's initial public offering. All share and per share data have been restated to reflect the stock split and reclassification.

                       REPORT OF INDEPENDENT ACCOUNTANTS

                            ------------------------

To the Board of Directors and Stockholders of All Star Cafe, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in stockholders' deficit present fairly, in all material respects, the financial position of All Star Cafe, Inc. (a development stage company) and its subsidiaries at December 31, 1994 and August 21, 1995, and the results of their operations and their cash flows for the period from August 3, 1993 (inception) to December 31, 1993, the year ended December 31, 1994, the period from January 1, 1995 to August 21, 1995, and the period from August 3, 1993 (inception) to August 21, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Orlando, Florida
February 8, 1996

                      ALL STAR CAFE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (000'S OMITTED EXCEPT SHARE INFORMATION)
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                                                                       DECEMBER 31,     AUGUST 21,
                                                                           1994            1995
                                                                       ------------     ----------
                                              ASSETS
Current assets:
  Cash...............................................................    $      3        $     --
  Amounts due from related parties (Note 8)..........................          21               2
                                                                       ------------     ----------
          Total current assets.......................................          24               2
Property and equipment, net (Note 2).................................         594           3,795
Other assets, net....................................................          58             530
                                                                       ------------     ----------
          Total assets...............................................    $    676        $  4,327
                                                                       ==========        ========
                              LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable...................................................    $    388        $  3,192
  Amounts due to related parties (Note 8)............................          51             288
  Advances payable to stockholders (Note 3)..........................       1,570           3,456
                                                                       ------------     ----------
          Total current liabilities..................................       2,009           6,936
                                                                       ------------     ----------
Commitments and contingencies (Note 5)...............................          --              --
Stockholders' deficit (Note 4)
  Common stock --  $.01 par value; 1,000,000 shares authorized;
     100,000 shares and 566,856 shares issued and outstanding,
     respectively....................................................           1               6
  Capital in excess of par value.....................................          99           1,036
  Deficit accumulated during the development stage...................      (1,433)         (3,651)
                                                                       ------------     ----------
          Total stockholders' deficit................................      (1,333)         (2,609)
                                                                       ------------     ----------
          Total liabilities and stockholders' deficit................    $    676        $  4,327
                                                                       ==========        ========

   The accompanying notes are an integral part of these financial statements.

                      ALL STAR CAFE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                (000'S OMITTED)
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                                                                                                  TOTAL
                                         INCEPTION                                           FROM INCEPTION
                                      AUGUST 3, 1993        YEAR ENDED      PERIOD ENDED     AUGUST 3, 1993
                                          THROUGH          DECEMBER 31,      AUGUST 21,          THROUGH
                                     DECEMBER 31, 1993         1994             1995         AUGUST 21, 1995
                                     -----------------     ------------     ------------     ---------------
COSTS AND EXPENSES
  General and administrative.......        $  42             $  1,354         $  2,132           $ 3,528
  Depreciation and amortization....           --                    1                5                 6
                                            ----              -------          -------           -------
                                              42                1,355            2,137             3,534
                                            ----              -------          -------           -------
LOSS FROM OPERATIONS...............          (42)              (1,355)          (2,137)           (3,534)
NON-OPERATING EXPENSE
  Interest expense (Note 3)........           --                   36               81               117
                                            ----              -------          -------           -------
LOSS BEFORE PROVISION FOR INCOME
  TAXES............................          (42)              (1,391)          (2,218)           (3,651)
PROVISION FOR INCOME TAXES (NOTE
  6)...............................           --                   --               --                --
                                            ----              -------          -------           -------
NET LOSS DURING THE DEVELOPMENT
  PERIOD...........................        $ (42)            $ (1,391)        $ (2,218)          $(3,651)
                                            ====              =======          =======           =======

   The accompanying notes are an integral part of these financial statements.

                      ALL STAR CAFE, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                   (000'S OMITTED, EXCEPT SHARE INFORMATION)
               FROM INCEPTION (AUGUST 3, 1993) TO AUGUST 21, 1995
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                                                               CAPITAL
                                          COMMON STOCK        IN EXCESS                         TOTAL
                                       ------------------      OF PAR       ACCUMULATED     STOCKHOLDERS'
                                       SHARES      AMOUNT       VALUE         DEFICIT          DEFICIT
                                       -------     ------     ---------     -----------     -------------
Issuance of Common Stock.............      250      $ --       $     1        $    --          $     1
Net loss for the period August 3,
  1993 through December 31, 1993.....                                             (42)             (42)
                                       -------       ---          ----        -------          -------
Balance at December 31, 1993.........      250        --             1            (42)             (41)
Issuance of Common Stock.............   99,750         1            98                              99
Net loss for the period January 1,
  1994 through December 31, 1994.....                                          (1,391)          (1,391)
                                       -------       ---          ----        -------          -------
Balance at December 31, 1994.........  100,000         1            99         (1,433)          (1,333)
Issuance of Common Stock.............  466,856         5           462                             467
Celebrity Stock Options (Note 4).....                              475                             475
Net loss for the period January 1,
  1995 through August 21, 1995.......                                          (2,218)          (2,218)
                                       -------       ---          ----        -------          -------
Balance at August 21, 1995...........  566,856      $  6       $ 1,036        $(3,651)         $(2,609)
                                       =======       ===          ====        =======          =======

   The accompanying notes are an integral part of these financial statements.

                      ALL STAR CAFE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (000'S OMITTED)
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                                        INCEPTION                                                TOTAL
                                      AUGUST 3, 1993      YEAR ENDED      PERIOD ENDED       FROM INCEPTION
                                       DECEMBER 31,      DECEMBER 31,      AUGUST 21,        AUGUST 3, 1993
                                           1993              1994             1995         TO AUGUST 21, 1995
                                      --------------     ------------     ------------     ------------------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net loss during the development
     stage..........................       $(42)           $ (1,391)        $ (2,218)           $ (3,651)
  Adjustments to reconcile net loss
     to net cash used in operating
     activities:
     Depreciation and
       amortization.................         --                   1                5                   6
     Interest expense on advances
       from stockholders............         --                  36              100                 136
     Celebrity option expense.......         --                  --              475                 475
     Changes in assets and
       liabilities:
       Amounts due from related
          parties...................         --                 (20)              19                  (1)
       Other assets.................         --                 (57)            (473)               (530)
       Accounts payable.............                            287              350                 637
       Amounts due to related
          parties...................         42                   9              237                 288
                                           ----             -------          -------             -------
       Net cash used in operating
          activities................         --              (1,135)          (1,505)             (2,640)
                                           ----             -------          -------             -------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Additions to property and
     equipment......................         --                (495)            (751)             (1,246)
                                           ----             -------          -------             -------
CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Proceeds from issuance of stock...         --                  99              467                 566
  Proceeds from advances from
     stockholders...................         --               1,534            3,786               5,320
  Repayment of advances from
     stockholders...................         --                  --           (2,000)             (2,000)
                                           ----             -------          -------             -------
       Net cash provided by
          financing activities......         --               1,633            2,253               3,886
                                           ----             -------          -------             -------
NET INCREASE (DECREASE) IN CASH.....         --                   3               (3)                 --
CASH AT BEGINNING OF PERIOD.........         --                  --                3                  --
                                           ----             -------          -------             -------
CASH AT END OF PERIOD...............       $ --            $      3         $     --            $     --
                                           ====             =======          =======             =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Disclosure of noncash financing
     and investing activities:
     Additions to property and
       equipment, construction in
       process and other assets
       included in accounts
       payable......................       $ --            $    100         $  2,454
                                           ----             -------          -------
     Receivable for the issuance of
       common stock.................          1                  --               --
                                           ----             -------          -------

   The accompanying notes are an integral part of these financial statements.

                      ALL STAR CAFE, INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                      (A COMPANY IN THE DEVELOPMENT STAGE)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of All Star Cafe, Inc. and its wholly owned subsidiaries (collectively, "All Star"). All material intercompany transactions and accounts have been eliminated in consolidation.

     These financial statements present the results of operations of the Company through August 21, 1995, immediately preceding the purchase of 57.9% of All Star by Planet Hollywood International, Inc. ("PHII") (See Note 7).

  Description of Business

     All Star was incorporated on August 3, 1993. Since inception, All Star's efforts have been devoted to the creation and development of consumer brand names and trademarks for worldwide promotion, initially through the development and operation of sports-oriented theme restaurants and their associated merchandise sales. As of August 21, 1995, All Star had not commenced revenue producing operations. Accordingly, through the date of these statements, All Star is considered to be in the development stage and the accompanying financial statements represent those of a development stage enterprise.

     All Star conducts business under the Official All Star Cafe trade name.

  Preopening Costs

     All Star capitalizes costs relating to the opening of new units and amortizes such costs over the 12 months following the opening date. As of August 21, 1995, $94 has been capitalized and included in other assets.

  Property and Equipment

     Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided for by using the straight-line method over the following useful lives:

                                                                           YEARS
                                                                           ------
            Furniture and equipment......................................  5 - 10
            Memorabilia..................................................      20
            Leasehold improvements.......................................       2

     Expenditures for additions and improvements which extend the life of the assets are capitalized. Expenditures for normal repairs and maintenance are charged to expense as incurred. Depreciation of memorabilia will commence when it is placed in service upon its installation at a unit location. Interest is capitalized to restaurant leasehold improvements during the construction period.

  Income Taxes

     All the entities included in the consolidated financial statements of All Star were treated as "pass-through" entities for federal income tax purposes prior to April 19, 1995. The entities were not subject to federal income tax at the Company level. Accordingly, federal income taxes have not been provided for in the accompanying financial statements for the years ended December 31, 1993 and 1994. Had the entities been subject to taxation in the years ended December 31, 1993 and 1994, no provision for income taxes would have been recorded due to losses incurred.

                      ALL STAR CAFE, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     As a result of the acquisition of shares of All Star by the All Star Cafe Trust, All Star became a taxable corporation effective April 19, 1995. Deferred taxes are provided for the tax effects of the differences between the carrying value of assets and liabilities for tax and financial reporting purposes. These differences relate primarily to differences in depreciable lives and amortization periods for property and equipment and preopening costs. Deferred tax assets and liabilities represent the future tax consequence of those differences. A valuation allowance is established to the extent necessary, if it is more likely than not that the deferred tax assets will not be realized.

2. PROPERTY AND EQUIPMENT

     The components of property and equipment are as follows:

                                                               DECEMBER 31,     AUGUST 21,
                                                                   1994            1995
                                                               ------------     ----------
        Leasehold improvements...............................      $  2           $    2
        Furniture and equipment..............................        10               63
        Memorabilia..........................................       242              243
        Construction in progress.............................       341            3,493
                                                                   ----           ------
                                                                    595            3,801
        Less -- accumulated depreciation.....................        (1)              (6)
                                                                   ----           ------
                                                                   $594           $3,795
                                                                   ====           ======

3. ADVANCES PAYABLE TO STOCKHOLDERS

     Advances payable to stockholders totaling $1,570 and $3,456 at December 31, 1994 and August 21, 1995, respectively, bear interest at 6% and are due on demand. Accrued interest payable at December 31, 1994 and August 21, 1995 was $36 and $136, respectively, and is included in these amounts. Interest related to these advances totaling $23 at August 21, 1995 was capitalized to construction in progress.

4. CELEBRITY AGREEMENTS

     All Star has entered into agreements with certain sports celebrities relating to endorsement activities for All Star. Under these endorsement agreements, each sports celebrity granted All Star the Company the right to a non-exclusive use of his or her name, likeness, background and selective career memorabilia in connection with the advertising, promotion and operation of All Star's units. These agreements require the celebrity's presence at grand openings of new Official All Star Cafe units as well as occasional visits to existing units.

     Under the terms of the agreements, the celebrities are entitled to receive a percentage of All Star's cash flow, as defined. The agreements provide for an annual minimum guaranteed compensation amount. Total celebrity compensation expense during the year ended December 31, 1994 and the period ended August 21, 1995 was approximately $730 and $691, respectively. All Star's future minimum guaranteed compensation commitments subsequent to August 21, 1995 are as follows:

            1996........................................................  $1,225
            1997........................................................   1,292
            1998........................................................   1,300
            1999........................................................     622
            2000........................................................     238
            Thereafter..................................................      83

     Additionally in 1994, the celebrities were granted options to purchase up to 15% of the shares of All Star at $.01 per share. These options generally become exercisable one year after the date of grant. The celebrities were also granted options to purchase up to 6% of the shares of All Star which are exercisable upon meeting

                      ALL STAR CAFE, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

certain criteria as defined in the celebrity agreements. During 1995, an option to purchase 2% of the shares of All Star became exercisable as a result of meeting certain criteria. The estimated fair value of the option, $475, was charged to expense. No options were exercisable at December 31, 1994. Options to acquire 13% of the shares of All Star were exercisable at August 21, 1995.

5. COMMITMENTS AND CONTINGENCIES

  Leases

     All Star has various noncancelable operating lease agreements, primarily unit sites. Unit leases are established using a base amount and/or a percentage of sales.

     Future minimum lease payments under the terms of operating lease agreements at August 21, 1995 are as follows:

        Remainder of 1995..................................................  $   110
          1996.............................................................    1,270
          1997.............................................................    1,520
          1998.............................................................    1,520
          1999.............................................................    1,520
          2000.............................................................    1,688
          Thereafter.......................................................   45,865

     Rent expense approximated $22 and $40 for the year ended December 31, 1994 and the period ended August 21, 1995, respectively.

     An irrevocable letter of credit in the amount of $7,500 was established on September 28, 1994 by a stockholder of All Star as security for certain construction obligations of All Star pursuant to a noncancelable lease for a unit site. The outstanding obligation under this letter of credit was $7,500 for the periods covered by the financial statements. The stockholder was released from this obligation in connection with the PHII acquisition described in Note 7.

  Franchise Agreements

     Effective July 1995, All Star entered into a franchise agreement with an affiliate of PHII, ECE S.A. de C.V. ("ECE"). This agreement allows ECE to operate up to ten Official All Star Cafe units in Mexico. In October 1995, All Star received $2,000 of initial franchise fees related to the franchise agreement which will be recognized as income when All Star completes its obligations under the franchise agreement, generally upon the opening of a franchise unit. ECE will pay continuing royalty fees as defined in the agreement.

  Other

     In connection with the construction and development of future units, All Star has entered into various construction contracts. As of August 21, 1995, these outstanding contract commitments total approximately $6,484.

6. INCOME TAXES

     As a result of the acquisition of shares of All Star by the All Star Cafe Trust, All Star became a taxable corporation on April 19, 1995. Accordingly, deferred income taxes were recorded to reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes commencing April 19, 1995.

                      ALL STAR CAFE, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                                                            AUGUST 21,
                                                                               1995
                                                                            ----------
        Deferred tax assets:
          Preopening costs................................................   $  1,234
          Deferred compensation...........................................        189
          Net operating loss carryforward.................................         40
                                                                              -------
                                                                                1,463
        Deferred tax liabilities:
          Depreciation and amortization...................................         (6)
                                                                              -------
        Net deferred tax assets before valuation allowance................      1,457
        Valuation allowance...............................................     (1,457)
                                                                              -------
        Net deferred tax asset............................................   $     --
                                                                              =======

     Since All Star was in the development stage and had not generated taxable income as of August 21, 1995, a valuation allowance has been established for the entire amount of the net deferred tax asset.

     As of August 21, 1995, All Star had a federal net operating loss carryforward of $96 which expires in 2010.

7. SUBSEQUENT EVENT

  Reorganization

     On August 22, 1995, All Star's President, who is a stockholder of All Star, and the All Star Cafe Trust (the "Trust"), a trust established for the benefit of the President's children (collectively, the "Sellers"), sold a portion of their shares of All Star to PHII resulting in PHII owning 57.9% of the outstanding shares of All Star. All Star's President is a significant stockholder and President of PHII. In connection with the agreement, PHII agreed to provide the Company up to $30,000 for development, construction and opening costs for the first three Official All Star Cafe units. PHII may, at its discretion, loan funds for additional units thereafter. Beginning in 1997, the Sellers have the option to purchase PHII's shares in All Star if certain funding targets set forth in the agreement are not achieved. PHII has the option to purchase all of the remaining All Star shares held by the Sellers after 2001 and, if PHII fails to exercise such option, then the Sellers have the option to purchase all the shares of All Star then owned by PHII. Under the terms of the agreement, PHII also is required to pay the Sellers 29% of All Star's cumulative operating income, as defined. Under the terms of the agreement, All Star's President also agreed to contribute to All Star up to 32,205 shares of All Star stock owned by the President for the grant of stock options under celebrity stock option arrangements.

8. RELATED PARTY TRANSACTIONS

     During the periods covered in the financial statements, All Star occupied office space with a joint venture in which All Star's President had indirect ownership. All Star shared operating expenses and, as a result, had receivables from the joint venture of $21 and $2 at December 31, 1994 and August 21, 1995, respectively.

     Certain of All Star's officers and employees are employed by a service company owned by All Star's President and stockholder. The service company's expenses are allocated to All Star and other entities based upon the employees' time spent on each entity. During the year ended December 31, 1994 and the period ended August 21, 1995, All Star was allocated $34, and $144, respectively. Amounts due to the service

                      ALL STAR CAFE, INC. AND SUBSIDIARIES

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

company of $51 and $49 at December 31, 1994 and August 21, 1995, respectively, are included in amounts due to related parties.

     In July and August of 1995, PHII paid expenses on behalf of All Star totaling $239, which is reflected in amounts due to related parties at August 21, 1995.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash, accounts payable and stockholder advances approximate fair value due to the short maturity of those instruments.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following Unaudited Pro Forma Combined Statements of Income for the year ended December 31, 1995 and the six months ended June 30, 1996 have been prepared to reflect adjustments to the Company's historical results of operations and financial position to give effect to the acquisition by the Company of 57.9% of All Star in August 1995, the February 1996 agreement to acquire the remaining minority interests in All Star, the Company's acquisition of all the minority interests in PH Washington, PH Maui and PH New York, the Company's February 1996 agreement to acquire substantially all the minority interests in PH London and the Company's acquisition of the remaining minority interests in PH London (the "Minority Interest Exchanges"), as if the transactions occurred as of the beginning of fiscal 1995 and 1996, respectively.

     The Unaudited Pro Forma Combined Statement of Income for the year ended December 31, 1995 and the six months ended June 30, 1996 also gives effect to the issuance of 12,406,452 shares of common stock in the Initial Public Offerings at the initial public offering price of $18.00 per share and the application of the net proceeds therefrom as if the Initial Public Offerings had occurred at the beginning of fiscal 1995 and 1996, respectively.

     The unaudited pro forma financial information has been prepared by the Company based on the financial statements of the Company and All Star included elsewhere in this Prospectus. The pro forma financial information is presented for illustrative purposes only and does not purport to indicate the results that would have been obtained if the transactions had occurred on the dates indicated or to project those that will be realized in the future. The pro forma information should be read in conjunction with the Company's Consolidated Financial Statements and All Star's Consolidated Financial Statements.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                   (000'S OMITTED, EXCEPT FOR PER SHARE DATA)

                                                         PRO FORMA                       PRO FORMA
                                                 -------------------------     ------------------------------
                                                  MINORITY
                                    PLANET        INTEREST
                                   HOLLYWOOD      EXCHANGES
                                 INTERNATIONAL   ACQUISITION                      OFFERING
                                     INC.        ADJUSTMENTS     COMBINED      ADJUSTMENTS(G)     AS ADJUSTED
                                 -------------   -----------     ---------     --------------     -----------
Revenues.......................    $ 162,391                     $ 162,391                         $ 162,391
Costs and expenses:
  Cost of sales................       42,613                        42,613                            42,613
  Operating....................       69,848                        69,848                            69,848
  General and administrative...        9,291                         9,291                             9,291
  Depreciation and
     amortization..............       13,895       $   386(a)       14,281                            14,281
  Equity in income of
     unconsolidated
     affiliates................       (1,405)                       (1,405)                           (1,405)
                                     -------         -----          ------       --------             ------
                                     134,242           386         134,628                           134,628
Income (loss) from
  operations...................       28,149          (386)         27,763                            27,763
Non-operating income (expense):
  Interest income..............          657                           657                               657
  Interest expense.............       (4,948)                       (4,948)        $4,948(b)              --
                                     -------         -----          ------       --------             ------
                                      (4,291)           --          (4,291)         4,948                657
Income (loss) before minority
  interests....................       23,858          (386)         23,472          4,948             28,420
Minority interests.............        1,036        (1,036)(c)          --                                --
                                     -------         -----          ------       --------             ------
Income (loss) before provision
  for income taxes.............       22,822           650          23,472          4,948             28,420
Provision for income taxes.....        8,330           237(d)        8,567          1,806(d)          10,373
                                     -------         -----          ------       --------             ------
Income before extraordinary
  item.........................    $  14,492       $   413       $  14,905         $3,142          $  18,047
                                     =======         =====          ======       ========             ======
Income per share...............    $    0.15                     $    0.14                         $    0.17
                                     =======                        ======                            ======
Weighted average shares
  outstanding..................       96,034                       104,174(e)                        107,346(f)
                                     =======                        ======                            ======

           NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                (000'S OMITTED, EXCEPT SHARE AND PER SHARE DATA)

(a) Amortization of intangibles acquired in connection with the acquisition of minority interests in PH London, PH Maui, PH Washington and PH New York over twenty years.

(b) Reduction of interest expense on $65,000 of 10% stockholder debt and $5,750 of prime rate stockholder debt (8.25% at March 31, 1996), and $60,000 face value senior subordinated notes, as if the notes had been retired at the beginning of the period, all of which were repaid from a portion of the proceeds of the Initial Public Offerings.

(c) Reduction of minority interests in results of operations for PH London, PH Washington, PH Maui and PH New York as if the interests were acquired at the beginning of fiscal 1996.

(d)  Change in income taxes relating to adjustments (a) and (b) above.

(e) Pro forma shares used in the per share calculation assumes the 13,254,319 shares of Common Stock issued to acquire the minority interests in All Star, PH London, PH Maui, PH Washington and PH New York were issued at the beginning of fiscal 1996.

(f) Pro forma as adjusted shares used in the per share calculation gives effect to the issuance in the Initial Public Offerings of shares at the initial public offering price of $18.00 per share, resulting in net proceeds to the Company of $16.65 per share, and the retirement of certain indebtedness by application of a portion of the net proceeds therefrom. For earnings per share purposes, the shares are considered outstanding from the later of January 1, 1996 or the date the debt to be retired was issued.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                     (000'S OMITTED, EXCEPT PER SHARE DATA)

                                                           PRO FORMA                         PRO FORMA
                                             -------------------------------------  ----------------------------
                                                           MINORITY                  ADJUSTMENTS
                                                           EXCHANGES                 FOR INITIAL
                                   PLANET                 ACQUISITION                   PUBLIC
                                  HOLLYWOOD  ALL STAR(A)  ADJUSTMENTS     COMBINED    OFFERINGS      AS ADJUSTED
                                  ---------  -----------  -----------     --------  --------------   -----------
Revenues......................... $ 270,606                               $270,606                    $ 270,606
Costs and expenses:
  Cost of sales..................    76,462                                 76,462                       76,462
  Operating......................   116,805                                116,805                      116,805
  General and administrative.....    20,057    $ 2,137                      22,194                       22,194
  Depreciation and
     amortization................    22,182                 $ 1,311(b)      23,493                       23,493
  Equity in income of
     unconsolidated affiliates...      (848)                                  (848)                        (848)
                                  ---------  -----------  -----------     --------  --------------   -----------
                                    234,658      2,137        1,311        238,106                      238,106
Income (loss) from operations....    35,948     (2,137)      (1,311)        32,500                       32,500
Non-operating income (expense):
  Interest income................       598                                    598                          598
  Interest expense...............   (11,827)       (81)                    (11,908)    $ 10,636(c)       (1,272)
  Gain on sale of subsidiary
     interests...................       611                    (611)(d)         --                           --
                                  ---------  -----------  -----------     --------  --------------   -----------
                                    (10,618)       (81)        (611)       (11,310)      10,636            (674)
Income (loss) before minority
  interests......................    25,330     (2,218)      (1,922)        21,190       10,636          31,826
Minority interests...............     3,728                  (3,728)(e)         --                           --
                                  ---------  -----------  -----------     --------  --------------   -----------
Income (loss) before provision
  for income taxes...............    21,602     (2,218)       1,806         21,190       10,636          31,826
Provision for income taxes.......       875         --         (161)(f)        714        4,148(f)        4,862
                                  ---------  -----------  -----------     --------  --------------   -----------
Income before extraordinary
  item........................... $  20,727    $(2,218)     $ 1,967       $ 20,476     $  6,488       $  26,964
                                   ========   ========    =========       ========    =========       =========
Income per share................. $     .24                               $    .20                    $     .26
                                   ========                               ========                    =========
Weighted average shares
  outstanding....................    87,111                                100,365(g)                   103,319(h)
                                   ========                               ========                    =========

           NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                (000'S OMITTED, EXCEPT SHARE AND PER SHARE DATA)

(a) Reflects 100% of the results of operations of All Star from January 2, 1995 to date of acquisition of majority interest.

(b) Amortization of intangibles acquired in connection with the acquisition of minority interests in PH London, PH Maui, PH Washington and PH New York over 20 years.

(c) Reduction of interest expense on $65,000 of 10% stockholder debt ($6,400) and $5,750 of prime rate stockholder debt (8.5% at December 31, 1995) ($500), as if the debt had been retired on January 2, 1995, and $60,000 face value senior subordinated notes ($3,700) as if the notes had been retired on August 22, 1995 (the date of issuance), all of which were repaid from a portion of the proceeds of the Initial Public Offerings.

(d) Represents elimination of gain on sale of limited partnership interests in PH Washington.

(e) Reduction of minority interests in results of operations for PH London, PH Washington, PH Maui and PH New York as if the interests were acquired at the beginning of fiscal 1995.

(f) Change in income taxes relating to adjustments (b) and (c) above and to reflect the reversal of All Star's deferred tax asset valuation reserve.

(g) Pro forma shares used in the per share calculation assumes the 13,254,319 shares of Common Stock issued to acquire the minority interests in All Star, PH London, PH Maui, PH Washington and PH New York were issued at the beginning of fiscal 1995.

(h) Pro forma as adjusted shares used in the per share calculation gives effect to the issuance in the Initial Public Offerings of shares at the initial public offering price of $18.00 per share, resulting in net proceeds to the Company of $16.65 per share, and the retirement of certain indebtedness by application of a portion of the net proceeds therefrom. For earnings per share purposes, the shares are considered outstanding from the later of January 2, 1995 or the date the debt to be retired was issued.

             ------------------------------------------------------
             ------------------------------------------------------

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER, OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Available Information...............     2
Prospectus Summary..................     3
Risk Factors........................     8
Price Range of Class A Common
  Stock.............................    12
Use of Proceeds.....................    12
Dividend Policy.....................    12
Capitalization......................    13
Selected Consolidated
  Financial Data....................    14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................    16
Business............................    24
Management..........................    37
Principal Stockholders..............    45
Selling Stockholders................    47
Certain Transactions................    47
Description of Capital Stock........    49
Shares Eligible for Future Sale.....    52
Certain United States Federal Tax
  Consequences to Non-United States
  Holders...........................    54
Plan of Distribution................    57
Legal Matters.......................    57
Experts.............................    57
Index to Financial Statements.......   F-1

                             ---------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
                                1,768,165 SHARES

                           [LOGO] PLANET HOLLYWOOD

                              CLASS A COMMON STOCK
                              --------------------
                                   PROSPECTUS
                             ---------------------
                               OCTOBER    , 1996
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is a table of the registration fee for the Securities and Exchange Commission and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in this Registration Statement, other than any discounts and commissions:

    SEC registration fee.....................................................  $   14,969
    Printing and engraving expenses..........................................      *
    Legal fees and expenses..................................................
    Accounting fees and expenses.............................................
                                                                               ----------
              Total..........................................................  $
                                                                                =========

---------------

* Other estimates to be filed supplementally.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant is empowered by Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Corporation Law"), subject to the procedures and limitations therein, to indemnify any person against expenses (including attorney's fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the Registrant. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The By-laws of the Registrant provide for indemnification by the Registrant of its directors and officers to the fullest extent permitted by the Delaware Corporation Law.

     The foregoing statements are subject to the detailed provisions of the Delaware Corporation Law, the Registrant's Restated Certificate of Incorporation and the Registrant's By-laws.

     Article X of the Registrant's By-laws allows the Company to indemnify any person in connection with any claim or action arising by reason of such person's status as a director, officer, employee or agent of the Company or service at the request of the Company as a director, partner, officer, employee or agent of another entity, if such person acted in good faith and in the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe such conduct was unlawful. The By-laws also allow the Registrant to maintain director and officer liability insurance on behalf of any person who is or was a director or officer of the Registrant or such person who serves or served as a director, officer, agent or employee, at another corporation, partnership or other enterprise at the request of the Registrant.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In connection with the January 1, 1995 Reorganization of the Company's business, the Registrant issued an aggregate of 22,876,263, 22,876,263 and 19,666,667 shares of voting common stock to the Registrant's Chairman, its Chief Executive Officer and Planet Hollywood Investments Ltd., respectively, in exchange for partnership interests in Planet Hollywood Ltd., the predecessor to the Registrant. The Registrant also issued approximately 12,783,333 shares of common stock to certain celebrities and other unaffiliated persons in exchange for participation interests in the predecessor to the Registrant and issued 1,433,333 shares of voting common stock to employees and independent contractors of the Registrant in consideration for future service to the Registrant.

     In January 1995, the Registrant issued an aggregate of 56 shares of voting common stock to the Registrant's Chairman and its Chief Executive Officer in a series of transactions pursuant to which the Registrant acquired an aircraft from a company wholly owned by such individuals.

     In February 1995, the Registrant issued an aggregate of 300,000 shares of voting common stock to certain independent contractors in consideration for future services to the Registrant.

     In August 1995, the Registrant sold its 10% Senior Subordinated Notes Due 2000, together with warrants to acquire up to 2,556,383 shares of voting common stock at an exercise price of $.01 per share, to a limited number of institutional and other accredited investors for aggregate net cash proceeds of approximately $57.2 million.

     In September and December 1995, the Registrant granted to employees, celebrities and independent contractors options to purchase up to an aggregate of 3,380,733 shares of common stock of the Registrant at an exercise price of $7.88.

     In March 1996, the Registrant granted to employees and celebrities options to purchase an aggregate of 862,661 shares of common stock of the Registrant at an exercise price of $14.00 and 223,000 shares of common stock of the Registrant at an exercise price of $15.00.

     In April 1996, the Registrant granted to employees and celebrities options to purchase an aggregate of 320,000 shares of common stock of the Registrant at an exercise price of $15.00 per share.

     In April 1996, the Registrant issued an aggregate 11,545,706 shares of non-voting common stock to the Registrant's Chief Executive Officer, celebrities and other persons in exchange for outstanding minority interests in All Star Cafe, Inc.

     In April and May 1996, the Registrant issued an aggregate 875,334 shares of voting common stock to holders of minority interests in certain subsidiaries of the Registrant in exchange for such minority interests.

     In July 1996, the Registrant granted to employees options to purchase an aggregate of 782,500 shares of common stock of the Registrant at an exercise price of $22.63 per share and granted to celebrities options to purchase an aggregate of 480,000 shares of common stock of the Registrant at an exercise price of $24.00 per share.

     All the aforementioned transactions were consummated in reliance on the exemption from registration provided in Section 4(2) of the Securities Act of 1933.

ITEM 16.  EXHIBITS

EXHIBIT
  NO.                                            DESCRIPTION
-------       ----------------------------------------------------------------------------------
  *3.1    --  Restated Certificate of Incorporation of the Registrant
  *3.2    --  First Amended and Restated Bylaws of the Registrant
  *4.1    --  Form of Warrant
  *4.2    --  Revolving Credit Agreement dated as of January 29, 1996 among the Registrant and
              Suntrust Bank
 **5.     --  Opinion of Cravath, Swaine & Moore
 *10.1    --  Form of Master Franchise Agreement
 *10.2    --  Form of Memorabilia Lease
 *10.3    --  Form of License Agreement
 *10.4    --  Asset Purchase Agreement dated November 28, 1995 between the Registrant and
              America Europe Asia International Trade and Management Consultants, Ltd.
 *10.5    --  Ground Lease Agreement between Lake Buena Vista Communities, Inc. and Planet
              Hollywood (Orlando), Inc.

EXHIBIT
  NO.                                            DESCRIPTION
-------       ----------------------------------------------------------------------------------
 *10.6    --  License Agreement dated as of December 4, 1992, by and between the Registrant and
              Planet Hollywood (Asia) Pte. Ltd.
 *10.7    --  First Amendment to the License Agreement dated as of July 1, 1995, by and between the Registrant and Planet Hollywood (Asia) Pte. Ltd.
 *10.8    --  Form of Master Franchise Agreement for AllStar Cafe, Inc.
 *10.9    --  Form of Letter Agreement, dated February 15, 1996, among Stockholders of All Star
              Cafe, Inc.
 *10.10   --  Joint Venture Agreement dated December 9, 1994, between Marvel Restaurant Venture
              Corp. and EBCO Management, Inc.
 *10.11   --  License Agreement dated March 19, 1996, between Marvel Entertainment Group, Inc.
              and M Restaurant Venture
 *10.12   --  1995 Celebrity Stock Award and Incentive Plan
 *10.13   --  1995 Stock Award and Incentive Plan
 *10.14   --  Form of Stock Option Award Agreement for options granted under the 1995 Celebrity
              Stock Award and Incentive Plan
 *10.15   --  Form of Stock Option Award Agreement for options granted under the 1995 Stock
              Award and Incentive Plan
 *10.16   --  Employment Agreement dated August 8, 1995, between the Registrant and Robert Earl
 *10.17   --  Employment Agreement dated January 1, 1993, between the Registrant and Keith
              Barish
 *10.18   --  Letter Agreement dated March 18, 1994, between the Company and Kraft Foodservice,
              Inc.
  11.1    --  Earnings per share (December 31, 1995)
  11.2    --  Pro forma earnings per share (December 31, 1995)
  11.3    --  Supplemental pro forma earnings per share (December 31, 1995)
  11.4    --  Income per share before extraordinary item (June 30, 1996)
  11.5    --  Earnings per share (July 2, 1995)
  11.6    --  Pro forma income per share before extraordinary item (June 30, 1996)
  11.7    --  Supplemental pro forma income per share before extraordinary item (June 30, 1996)
 *21.1    --  Subsidiaries
  23.1    --  Consent of Price Waterhouse LLP
**23.2    --  Consent of Cravath, Swaine & Moore (included in Exhibit 5)
  24.     --  Powers of Attorney (included in signature page)

---------------

 * Incorporated by reference to the exhibits with the corresponding exhibit numbers in the Registration Statement on Form S-1 previously filed by the Registrant (file no. 333-1490).
** To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on October 3, 1996.

                                      PLANET HOLLYWOOD INTERNATIONAL, INC.
                                      (Registrant)

                                      By:          /s/  ROBERT EARL
                                         ---------------------------------------
                                                       Robert Earl
                                                 Chief Executive Officer

     KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Robert Earl, Thomas Avallone and Scott Johnson, or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, in connection with the Registrant's Registration Statement on Form S-1 under the Securities Act of 1933, including to sign the Registration Statement in the name and on behalf of the Registrant or on behalf of the undersigned as a director or officer of the Registrant, and any and all amendments or supplements to the Registration Statement, including any and all stickers and post-effective amendments to the Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as those that are covered by the Registration Statement that are filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                SIGNATURE                                TITLE                      DATE
------------------------------------------  --------------------------------  ----------------
                 /s/  KEITH BARISH          Chairman of the Board and          October 3, 1996
------------------------------------------    Director
               Keith Barish

                  /s/  ROBERT EARL          Chief Executive Officer and        October 3, 1996
------------------------------------------    Director (Principal Executive
               Robert Earl                    Officer)

              /s/  THOMAS AVALLONE          Executive Vice President, Chief    October 3, 1996
------------------------------------------    Financial Officer and Director
             Thomas Avallone                  (Principal Financial and
                                              Accounting Officer)

                /s/  ONG BENG SENG          Director                           October 3, 1996
------------------------------------------
              Ong Beng Seng

                /s/  ISADORE SHARP          Director                           October 3, 1996
------------------------------------------
              Isadore Sharp

              /s/  ROBERT KRASNOW           Director                           October 3, 1996
------------------------------------------
              Robert Krasnow

                SIGNATURE                                TITLE                      DATE
------------------------------------------  --------------------------------  ----------------
             /s/  MICHAEL TARNOPOL          Director                           October 3, 1996
------------------------------------------
             Michael Tarnopol

              /s/  MARK McCORMACK           Director                           October 3, 1996
------------------------------------------
              Mark McCormack

             /s/  CLAUDIO GONZALEZ          Director                           October 3, 1996
------------------------------------------
             Claudio Gonzalez

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                         DESCRIPTION                                    PAGE
-------       ---------------------------------------------------------------------------   ------
  *3.1    --  Restated Certificate of Incorporation of the Registrant
  *3.2    --  First Amended and Restated Bylaws of the Registrant
  *4.1    --  Form of Warrant
  *4.2    --  Revolving Credit Agreement dated as of January 29, 1996 among the
              Registrant and Suntrust Bank
 **5.     --  Opinion of Cravath, Swaine & Moore
 *10.1    --  Form of Master Franchise Agreement
 *10.2    --  Form of Memorabilia Lease
 *10.3    --  Form of License Agreement
 *10.4    --  Asset Purchase Agreement dated November 28, 1995 between the Registrant and
              America Europe Asia International Trade and Management Consultants, Ltd.
 *10.5    --  Ground Lease Agreement between Lake Buena Vista Communities, Inc. and
              Planet Hollywood (Orlando), Inc.
 *10.6    --  License Agreement dated as of December 4, 1992, by and between the
              Registrant and Planet Hollywood (Asia) Pte. Ltd.
 *10.7    --  First Amendment to the License Agreement dated as of July 1, 1995, by and between the Registrant and Planet Hollywood (Asia) Pte. Ltd.
 *10.8    --  Form of Master Franchise Agreement for AllStar Cafe, Inc.
 *10.9    --  Form of Letter Agreement, dated February 15, 1996, among Stockholders of
              All Star Cafe, Inc.
 *10.10   --  Joint Venture Agreement dated December 9, 1994, between Marvel Restaurant
              Venture Corp. and EBCO Management, Inc.
 *10.11   --  License Agreement dated March 19, 1996, between Marvel Entertainment Group,
              Inc. and M Restaurant Venture
 *10.12   --  1995 Celebrity Stock Award and Incentive Plan
 *10.13   --  1995 Stock Award and Incentive Plan
 *10.14   --  Form of Stock Option Award Agreement for options granted under the 1995
              Celebrity Stock Award and Incentive Plan
 *10.15   --  Form of Stock Option Award Agreement for options granted under the 1995
              Stock Award and Incentive Plan
 *10.16   --  Employment Agreement dated August 8, 1995, between the Registrant and
              Robert Earl
 *10.17   --  Employment Agreement dated January 1, 1993, between the Registrant and
              Keith Barish
 *10.18   --  Letter Agreement dated March 18, 1994, between the Company and Kraft
              Foodservice, Inc.
  11.1    --  Earnings per share (December 31, 1995)
  11.2    --  Pro forma earnings per share (December 31, 1995)
  11.3    --  Supplemental pro forma earnings per share (December 31, 1995)
  11.4    --  Income per share before extraordinary item (June 30, 1996)
  11.5    --  Earnings per share (July 2, 1995)
  11.6    --  Pro forma income per share before extraordinary item (June 30, 1996)
  11.7    --  Supplemental pro forma income per share before extraordinary item (June 30,
              1996)
 *21.1    --  Subsidiaries
  23.1    --  Consent of Price Waterhouse LLP
**23.2    --  Consent of Cravath, Swaine & Moore (included in Exhibit 5)
  24.     --  Powers of Attorney (included in signature page)

---------------

 * Incorporated by reference to the exhibits with the corresponding exhibit numbers in the Registration Statement on Form S-1 previously filed by the Registrant (file no. 333-1490).
** To be filed by amendment.